As filed with the Securities and Exchange Commission on
May 1, 2014

Securities Act File No.  333-169083
Investment Company Act File No.  811-22461

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

x	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
x	Post-Effective Amendment No. 7

x	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
x	Amendment No. 10

Morgan Creek Global Equity Long/Short Institutional Fund
(Exact Name of Registrant as Specified in Charter)

301 West Barbee Chapel Road,
Chapel Hill, NC 27517
(Address of Principal Executive Offices)

(919) 933-4004
(Registrant's Telephone Number)

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
(Name and Address of Agent for Service)

Copies of Communications to:
Bibb L. Strench
Seward & Kissel LLP
901 K Street , NW
Suite 800
Washington, D.C. 20001

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: [X]

It is proposed that this filing will become effective (check appropriate box):

[X] when declared effective pursuant to section 8(c) of the Securities Act of 1933

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Interests Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit (1)		Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee*
Shares of Beneficial Interest	[ ]	$	[ ]	$	[ ]	$	[ ]	(2)

(1)
Pursuant to this filing, the Registrant carries forward $[           ] of Shares previously registered (Reg. No. 333-169083). A filing fee of $[           ] was previously paid to the Securities and Exchange Commission in connection with the registration of those Shares on [           ].

(2)	Previously paid.

*	Calculated at the rate of $[ ] per $1 million.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

CROSS REFERENCE SHEET
PARTS A AND B

ITEM NUMBER	CAPTION	LOCATION IN PROSPECTUS

PART A

1.	Outside Front Cover	Outside Front Cover Page

2.	Cover Pages; Other Offering Information	Inside Front and Outside Back Cover Pages

3.	Fee Table and Synopsis	Summary of Fund's Expenses; Fund Expenses

4.	Financial Highlights	Financial Highlights

5.	Plan of Distribution	Distribution Arrangements

6.	Selling Shareholders	Distribution Arrangements

7.	Use of Proceeds	Use of Proceeds

8.	General Description of the Registrant	Outside Front Cover Page; Investment Objective; Investment Strategies; General Risks

9.	Management	Management of the Fund; Administration, Accounting, Transfer Agent and Investor Services Agreements

10.	Capital Stock, Long-Term Debt, and Other Securities	Distribution Arrangements; Repurchase of Shares

11.	Defaults and Arrears on Senior Securities	Not Applicable

12.	Legal Proceedings	Not Applicable

13.	Table of Contents of the Statement of Additional Information	Table of Contents of SAI

PART B

14.	Cover Page of SAI	Cover Page (SAI)

15.	Table of Contents of SAI	Table of Contents (SAI)

16.	General Information and History	Not Applicable

17.	Investment Objective and Policies	Investment Policies and Practices; Management of the Fund

18.	Management	Management of the Fund; Code of Ethics

19.	Control Persons and Principal Holders of Securities	Management of the Fund

20.	Investment Advisory and Other Services	Management of the Fund

21.	Brokerage Allocation and Other Practices	Portfolio Transactions and Brokerage

22.	Portfolio Managers	Management of the Fund

23.	Tax Status	Certain Tax Considerations

24.	Financial Statements	Appendix B – Financial Statements

PART C

The information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO NOTIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION

 PROSPECTUS

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

July 1, 2014

301 West Barbee Chapel Road
Chapel Hill, NC 27517
(919) 933-4004

This Prospectus describes Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”).  The Fund is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company.  Morgan Creek Capital Management, LLC (the "Advisor"), a North Carolina limited liability company, serves as the Fund’s investment adviser.

The Fund's investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets.  In order to achieve its investment objective, the Fund invests in private funds and other pooled investment vehicles (collectively, the "Portfolio Funds") that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and in equity securities that augment these strategies. Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities. The Fund also invests directly in equity securities that augment its positions in Portfolio Funds, including managing its overall long exposure.  The Fund cannot guarantee that its investment objectives will be achieved or that its portfolio design and risk monitoring strategies will be successful.

Town Hall Capital, LLC (the "Distributor") acts as the distributor of the shares of beneficial interest of the Fund ("Shares") on a best efforts basis, subject to various conditions.  Investments in the Fund may be made only by "eligible investors."  Although the Shares will be registered under the Securities Act of 1933 (the "1933 Act"), generally only investors that satisfy the definitions of "accredited investor" as defined in Regulation D under the 1933 Act and "qualified client" under the Investment Advisers Act of 1940 (the "Advisers Act") will be eligible investors.  Eligible investors who subscribe for Shares and are admitted to the Fund by the Advisor will become shareholders ("Shareholders") of the Fund.

Shares in the Fund are generally being offered only to investors who are U.S. persons for U.S. federal income tax purposes.

The Fund commenced the public offering of the Shares in 2011 and has publicly offered Shares since that time. The Shares will generally be offered as of the first business day of each calendar month or at such times as may be determined by the Advisor.

Prior to July 1, 2014, the Fund sought to achieve its investment objective by investing all of its investable assets in a separate master fund, Global Equity Long/Short Master Fund (the “Master Fund”), a corresponding closed-end management investment company having the same investment objective as the Fund. The Fund invested in the Master Fund through a master-feeder investment fund structure. The Fund no longer operates under a “master-feeder” structure and instead invests directly in portfolio securities.

Investing in the Fund involves certain risks.  See "General Risks".
	Per Share		Total
Public Offering Price	$50,000	(1)	$150,000,000
Sales Load	NONE
Proceeds to the Fund	$50,000		$150,000,000

(1)	Shares are offered on a best efforts basis at a price equal to their current net asset value (“NAV”). The $50,000 used in the table above is the minimum initial investment.

Shares will be offered at closings on the first Business Day of each month or at such other times as determined in the discretion of the Board. The minimum initial subscription for shares in the Fund is $50,000 and minimum subsequent subscriptions are $25,000.  The Fund does not require funds received to be placed in escrow, trust or similar arrangement.

The Shares have no history of public trading nor is it intended that the Shares will be listed on a public exchange.

This Prospectus concisely provides information that you should know about the Fund before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  You may request a free copy of this Prospectus, Statement of Additional Information ("SAI"), annual and semi-annual reports to Shareholders, and other information about the Fund, and make inquiries by calling (919) 933-4004, by writing to the Fund or by visiting the password-protected website at www.morgancreekcap.com. You are also advised to visit the Fund’s website at www.morgancreekfunds.com. The SAI provides more details about the Fund and its policies.  The SAI is incorporated by reference and is, therefore, legally part of this Prospectus.  Additional information about the Fund and materials incorporated by reference have been filed with the Securities and Exchange Commission (the "SEC") and are available on the SEC's website at www.sec.gov.  If you purchase Shares in the Fund, you will become bound by the terms and conditions of the Agreement and Declaration of Trust of the Fund (the "Agreement and Declaration of Trust").

The Shares are appropriate only for those investors who do not require a liquid investment and who are aware of the risks involved in investing in the Fund.  To the extent that an investor requires that a portion of its investment portfolio provide liquidity, such portion should not be invested in the Fund.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax or financial advice.  You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus.  The Fund has not authorized anyone to provide you with different information.  You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

The date of this Prospectus is July 1, 2014.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in the Fund.  Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the headings “General Risks” and “Additional Risks”, and the Fund's Agreement and Declaration of Trust.

The Fund	The Fund is a Delaware statutory trust. Morgan Creek Capital Management, LLC serves as the Fund’s investment adviser.

The Offering
The minimum initial subscription for Shares in the Fund is $50,000 and minimum subsequent subscriptions are $25,000.  Additional subscriptions above the applicable minimum amount may be made in whole multiples of $5,000.  The Fund may accept subscriptions for lesser amounts in the discretion of the Advisor, provided the minimum initial subscription may not be less than $25,000.

Although the Shares of the Fund are registered under the 1933 Act, the Shares are sold only to "accredited investors" as defined in Regulation D under the 1933 Act and "qualified clients" within the meaning of Rule 205-3 under the Advisers Act.

Shares are offered at closings (each, a "Closing") on the first Business Day of each month or at such other times as determined in the discretion of the Board.  For purposes of this Prospectus, a "Business Day" means any day that the New York Stock Exchange ("NYSE") is open for business.  All references to Business Day herein shall be based on the time in New York City.

Investment Objective
The Fund's investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets.  The Fund cannot guarantee that its investment objective will be achieved.  If the Fund’s Board determines that the Fund's investment objective should be changed, Shareholders will be given written notice that will precede or accompany the Fund's next tender offer.  Such change, however, can be effected without Shareholder approval.  See "Investment Objective."

Investment Strategies
In order to achieve its investment objective, the Fund invests in accordance with a “Hybrid Model,” whereby the core of its assets are invested in private funds and other pooled investment vehicles (collectively, the "Portfolio Funds") that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon.  The Portfolio Funds are managed by third-party investment managers ("Managers") selected by the Advisor, with the intention of adding additional Portfolio Funds as the need to diversify among additional Portfolio Funds increases.  The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and in equity securities that augment these strategies.  Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities. It should be noted that the Managers are responsible for the day-to-day decisions with regards to the management of portfolios of the Portfolio Funds, including the weightings, in U.S. and foreign securities and equity securities.

The Advisor pursuant to the Hybrid Model augments the core Portfolio Fund holdings of the Fund with direct investments in equity securities that are consistent with the investment ideas of the Managers. The Advisor also invests directly in equity securities to actively manage the net long position of the Fund. The Fund generally will not add to its direct positions in equity securities when such investments exceed 50% of the Fund's assets.

The Fund may make short sales as a part of overall portfolio management or to offset a potential decline in the value of a security. A short sale involves the sale of a security that the Fund does not own, or if the Fund owns the security, is not to be delivered upon consummation of the sale. When the Fund makes a short sale of a security that it does not own, it must borrow from a broker-dealer the security sold short and deliver the security to the broker-dealer upon conclusion of the short sale.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited because there is theoretically unlimited potential for the price of a security sold short to increase.

While it is anticipated that the Fund will generally invest its assets in the Portfolio Funds and common stocks, from time to time the Fund may invest in exchange-traded funds ("ETFs") or enter into total return swaps or other structured transactions instead of investing in Portfolio Funds.  In addition, the Advisor may seek to manage market, interest rate or currency risk through the direct use of options, futures, or other derivatives in order to reduce the overall volatility of the Fund’s portfolio.

The Advisor allocates the Fund’s assets among Portfolio Funds using the knowledge and experience of the Advisor to assess Portfolio Funds and to determine an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment.

The Fund generally anticipates in normal market conditions additionally investing in the following:  (i) hedge funds, (ii) real estate securities and funds, (iii) investment vehicles engaging in fixed income strategies, (iv) investment vehicles engaging in distressed debt security strategies, and (v) emerging market securities funds.  The Fund anticipates investing in only some of these investment vehicle types and strategies at any one time and switching among these investment vehicles and strategies based on the Advisor's evaluation of market conditions and the assets it believes will be successful in light of these conditions.  With the exception of the long/short equity investment policy described above, the Fund is not required to invest any particular percentage of its assets in any single Portfolio Fund, type of investment vehicle or strategy or any combination of the foregoing.  See "Investment Strategies."

Because the Fund is subject to the investment constraints of the Internal Revenue Code (the "Code") to take advantage of the pass-through tax treatment offered by certain provisions of the Code, the Advisor generally limits the Fund’s investments to non-U.S. Portfolio Funds.  Furthermore, the Advisor limits the Fund’s investments in any one Portfolio Fund to less than 5% of that Portfolio Fund's outstanding voting securities. See "Investment Strategies."

Performance
Past performance does not guarantee future investment results. Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund’s portfolios and the Fund’s expenses. For past performance information, please refer to the sections entitled "FINANCIAL HIGHLIGHTS” and “PERFORMANCE OF THE FUND.” The Fund may from time to time advertise its performance relative to certain averages, performance rankings, indexes (including the MSCI World Index), other information prepared by recognized investment company statistical services and investments for which reliable performance information is available. MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. As of March 31, 2014, the index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. Broad-based securities indexes such as the MSCI World Index are unmanaged and are not subject to fees and expenses typically associated with managed investment company portfolios. It is not possible to invest directly in the MSCI World Index.

Risk Factors
Although the Fund’s investment program is designed to generate consistent returns over a long time period or investment horizon while attempting to minimize risk, the investment program does entail risk.  There can be no assurance that the investment objective of the Fund or those of the Portfolio Funds in which the Fund invests will be achieved or that their investment programs will be successful.

A summary of certain risks associated with an investment in the Fund is set forth below. See "General Risks" for a more detailed description of risks applicable to an investment in the Fund.

●
Investments in Portfolio Funds are illiquid, their marketability is restricted and the realization of investments from them may take considerable time and/or be costly, in particular because Portfolio Funds may have restrictions that allow redemptions only at specific infrequent dates with considerable notice periods and apply lock-ups and/or early withdrawal fees.  The Fund’s ability to withdraw monies from, or invest monies in, Portfolio Funds with such restrictions will be limited and such restrictions will limit the Fund’s flexibility to reallocate such assets among Portfolio Funds.  In addition, Portfolio Funds may have the ability to temporarily suspend the right of their investors to redeem their investment during periods of exceptional market conditions such as those recently experienced, and such suspension may occur for an extended period of time or as a prelude to liquidation of the Portfolio Funds.  It may therefore be difficult for the Fund to sell or realize its investments in the Portfolio Funds in whole or in part.  See "Additional Risks – Risks Related to the Fund – Liquidity of Shares" and "Additional Risks – Risks Related to Portfolio Funds – Limited Liquidity."

●
The Fund and certain Portfolio Funds may use investment strategies and techniques that involve greater risks than the strategies typically used by registered investment companies.  Portfolio Funds invest in equity and debt securities, and frequently also invest in and trade in other types of securities or instruments including equity-related instruments, debt-related instruments, currencies, financial futures, swap agreements, commodities or real estate securities and funds.  In addition, the Portfolio Funds may sell securities short and use a wide range of other investment techniques, including leverage, securities lending and derivative instruments used for both hedging and non-hedging purposes.  The use of such instruments, leverage and techniques may be an integral part of a Portfolio Fund's investment strategy, and may increase the risk to which the Fund’s portfolios are subject.  See "Additional Risks – Risks Related to Portfolio Funds."

●
The Portfolio Funds may invest a substantial portion of their assets in securities of foreign issuers and the governments of foreign countries.  These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including, but not limited to, political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments.  See "Investment Policies and Practices – Emerging Market Securities" in the Statement of Additional Information ("SAI").

●
The Fund and Portfolio Funds invest in common stocks. Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced more volatility in those returns and in certain periods have underperformed relative to fixed-income securities.  An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock.  Also, the price of common stocks is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund or the Portfolio Funds have exposure.  Common stock prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.  In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

●
The Advisor may consider it appropriate, subject to applicable regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in managing the Fund.  Such investment techniques can substantially increase the adverse impact of investment risks to which the Fund’s investment portfolio may be subject.  See "Additional Risks – Risks Related to Investment Strategies – Leverage."

●
Legal, tax and regulatory changes may occur which may materially adversely affect the Fund.  See "Additional Risks – Risks Related to the Fund – Legal and Regulatory Risks" and "Certain Tax Considerations."  Additionally, there are certain tax risks associated with an investment in the Fund, including without limitation with respect to tax positions taken by and tax estimates made by the Fund and the Portfolio Funds held by the Fund, as well as the potential for legislative or regulatory change that could impact the Fund.  See "Certain Tax Considerations."

●
With respect to the Fund’s investments in Portfolio Funds, the Managers charge the Portfolio Funds asset-based fees, and certain Managers are also entitled to receive performance-based fees or allocations, even if the Fund’s overall returns are negative.  Such fees and performance-based compensation are in addition to the fees charged to the Fund by the Advisor.  Moreover, an investor in the Fund bears,  indirectly, similar expenses of the Portfolio Funds. Investors could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable.  Performance-based allocations charged by Managers of the Portfolio Funds may create incentives for the Managers to make risky investments, and may be payable by the Fund to a Manager based on a Portfolio Fund's positive returns even if the Fund’s overall returns are negative.  See "Additional Risks – Risks Related to Portfolio Funds – Performance Fees and Management Fees."

●
Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund as an investor in Portfolio Funds does not have the benefit of the protections afforded by the 1940 Act.  Managers may not be registered as investment advisers under the Advisers Act, in which case the Fund as an investor in Portfolio Funds managed by such Managers will not have the benefit of certain of the protections afforded by the Advisers Act.  See "Additional Risks – Risks Related to Portfolio Funds – Registration under the 1940 Act and the Advisers Act."

●
Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Managers and/or their administrators. A Manager may face a conflict of interest in valuing such securities since their values affect the Manager's compensation. The Advisor reviews the valuation procedures used by each Manager and the Advisor will monitor the returns provided by the Portfolio Funds, including performing ongoing due diligence.  However, the Advisor is not able to confirm or review the accuracy of valuations provided by the Managers or their administrators. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of Shares, which determines the value at which new Shareholders are admitted and the amounts Shareholders receive upon any repurchases of Shares by the Fund. Illiquid investments may be harder to value, potentially increasing risks regarding valuation. See "Calculation of Net Asset Value; Valuation" and "Additional Risks – Risks Related to Portfolio Funds – Portfolio Valuation."  The Fund has adopted fair value procedures in which the Board delegated the process of fair valuing to a valuation committee that consists of certain officers of the Adviser (the "Valuation Committee").  In accordance with these procedures, the Board will monitor and review fair valuation determinations of Portfolio Funds and other investments made by the valuation committee.

●
Because certain Portfolio Funds in which the Fund invests may provide infrequent opportunities to purchase their securities, the Fund may hold significant amounts of cash, short-term debt securities or money market securities pending investment in such Portfolio Funds, which could materially adversely affect the Fund’s investment returns.  See "Investment Strategies."

Board of Trustees
The Fund’s Board has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations.     A majority of the Trustees are "Independent Trustees" who are not "interested persons" (as defined by the 1940 Act) of the Fund, the Advisor or Distributor.  See "Management of the Fund – Trustees and Officers" in the SAI.

The Advisor
The Fund is managed by Morgan Creek Capital Management, LLC, a North Carolina limited liability company registered as an investment adviser under the Advisers Act.  The Advisor provides certain day-to-day investment management services to the Fund.  The address of the Fund and the Advisor is 301 West Barbee Chapel Road, Suite 200, Chapel Hill, North Carolina 27517 and the telephone number at such address is 919-933-4004. See "Management of the Fund – Advisor," "– Advisory Agreement."

The Advisor also acts as servicing agent to the Fund ("Servicing Agent"), whereby it provides or procures certain shareholder servicing and administrative assistance. Investor servicing entails the provision of personal, continuing services to investors in the Fund and administrative assistance. The Advisor, acting in the capacity of Servicing Agent, may, in turn, retain certain parties to act as sub-servicing agents (“Sub-Servicing Agents”) to assist with investor servicing and administration.

Provided herein is the performance of the Fund from its inception through March 31, 2013 and a composite showing the historical performance of client accounts managed by the Advisor according to the same investment objective and substantially similar investment strategies and policies as those of the Fund.  See "Management of the Fund."

Fees
The Advisor receives a monthly fee, payable monthly in arrears based on the net assets of the Fund as of the last day of each month, in an amount equal to an annual rate of 1.00% of the Fund's net assets. The Advisor has contractually agreed to pay certain operating expenses of the Fund in order to maintain certain expenses at or below 1.35%, until July 31, 2022. If contributions are made to the Fund during the quarter, the management fee will be prorated. The Servicing Agent may engage one or more Sub-Servicing Agents to provide some or all of the services. Compensation to any Sub-Servicing Agent is paid by the Advisor as Servicing Agent. The Advisor or its affiliates also may pay a fee out of their own resources to Sub-Servicing Agents. The Fund also pays the Administrator certain fixed fees for tax preparation and other services (collectively with the asset based fee, the "Administrative Fee"). The Administrative Fee is paid out of and reduces the Fund’s net assets.  See "Administration, Accounting and Investor Services Agreements."

Custodian	State Street Bank and Trust Company serves as the Fund’s custodian (the "Custodian"). See "Custodian."

Administrator
State Street Bank and Trust Company has been appointed by the Fund to provide certain administrative, accounting, transfer agency and investor services to the Fund.  Fees payable to the Administrator for these services, and reimbursement for the Administrator's out-of-pocket expenses, are paid by the Fund.

Distribution Agreement
The Fund has entered into a Distribution Agreement (the "Distribution Agreement") with Town Hall Capital, LLC, an affiliated person of the Advisor, to provide for distribution of the Shares.  The Distribution Agreement provides that the Distributor will sell, and will appoint financial intermediaries to sell, Shares on behalf of the Fund on a best efforts basis.  The Distributor may engage various brokers, dealers, banks and other financial intermediaries ("Selling Agents") to sell Shares.  Selling Agents may impose fees, terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions imposed by the Fund.  Any fees, terms and conditions imposed by the Selling Agents may affect or limit an investor's ability to subscribe for Shares or tender Shares for repurchase or otherwise transact business with the Fund.

Selling Agents that are members of the Financial Industry Regulatory Authority, Inc. ("FINRA") may not accept any compensation in connection with the Fund's Shares that exceeds the regulatory limits set by FINRA.  See "Plan of Distribution."

Purchasing Shares	Shares are offered at their NAV and may be purchased on the first Business Day of each calendar month, except that the Fund may offer Shares more frequently as determined by the Board.

An investor's subscription for Shares is irrevocable by the investor and will generally require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Shares in a tender offer.  The Board may, in its discretion, cause the Fund to repurchase all of the Shares held by a Shareholder if the total value of the Shareholder's Shares, as a result of repurchase or transfer by the Shareholder, is less than $25,000 (or any lower amount equal to the Shareholder's initial subscription amount).

Eligibility
The Fund will sell its Shares only to prospective investors who meet the definition of "accredited investor" as defined in Regulation D under the 1933 Act and "qualified client" as defined in the Advisers Act.  Investors meeting these requirements are referred to in this Prospectus as "eligible investors."   See "eligible investors."

Transfer Restrictions
There is no public market for Shares and none is expected to develop.  The Fund does not list its Shares on a stock exchange or similar market.  With very limited exceptions, Shares are not transferable and liquidity for investments in Shares may be provided only through periodic tender offers by the Fund, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.  See "Eligible Investors," "Purchasing Shares" and "Repurchases of Shares – Transfers of Shares."

No Redemptions; Repurchases of Shares by the Fund
The Fund is a closed-end management investment company.  Shareholders of the Fund do not have the right to redeem their Shares.  No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem their respective Shares.  The Fund may from time to time offer to repurchase Shares from its Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on such terms and conditions as its Board may determine in its sole discretion.  In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Advisor as to the timing of such an offer, as well as a variety of operational, business and economic factors.  The Advisor currently expects that it will generally recommend to the Fund's Board that the Fund offer to repurchase Shares from Shareholders quarterly on the last Business Day in March, June, September and December.  The Fund requires that each tendering Shareholder tender a minimum of $50,000 worth of Shares. However, the Fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions or when Portfolio Funds suspend redemptions.

Taxation
The Fund qualifies, and expects to continue to qualify, as a regulated investment company ("RIC") under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund is not subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund will distribute substantially all of its net investment income and gains to Shareholders.  These distributions generally will be taxable as ordinary income to the Shareholder. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them.  The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Certain Tax Considerations – Distributions to Shareholders."

Subchapter M imposes strict requirements for the diversification of the Fund’s investments, the nature of the Fund’s income and the Fund’s distribution and timely reporting of income and gains.

Conflicts of Interest
The investment activities of the Advisor, the Managers, and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the "Related Parties"), for their own accounts and other accounts they manage, may give rise to conflicts of interest that potentially could disadvantage the Fund and its Shareholders. The Advisor and other Related Parties provide other investment management services to other funds and discretionary managed accounts that follow an investment program certain aspects of which are similar to certain aspects of the Fund's investment program or that replicate certain asset classes within the Fund's investment program. The Advisor and other Related Parties, are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund or the Shareholders. In addition, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Managers or Portfolio Funds that are either already a part of the Fund's portfolio or that may be appropriate for investment by the Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligations to provide the Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund may not have exposure or may have reduced exposure with respect to these Portfolio Funds that may be used in other portfolios managed by Related Parties. The Fund's operations may give rise to other conflicts of interest that could disadvantage the Fund and the Shareholders. See "Conflicts of Interest" and "Conflicts of Interest Relating to the Managers" in the SAI.

Employee Benefit Plans and Other U.S. Tax-Exempt Investors
Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt investors, including employee benefit plans, individual retirement accounts ("IRAs") and Keogh Plans (each, a tax-exempt entity), generally are eligible to subscribe for Shares.  The Fund's assets will not be deemed to be "plan assets" for purposes of ERISA because various rules that apply to the plans themselves do not under certain circumstances apply to the investment vehicles that the plan assets invest in and the service providers of such investment vehicles.

Reports to Shareholders
The Fund furnishes to Shareholders, as soon as practicable after the end of each taxable year, information on Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund prepares and transmits to Shareholders an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on a monthly basis regarding the Fund's operations during each quarter. See "Reports to Shareholders" in the SAI and "Certain Tax Considerations" in this Prospectus.

Anti-Takeover Provisions
The Fund's Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.  These provisions could deprive the holders of Shares of opportunities to sell their Shares at a premium over the then-current NAV.  See "Additional Risks – Risks Related to the Fund – Anti-Takeover Provisions in the Agreement and Declaration of Trust."

Counsel for the Fund and the Advisor
Seward & Kissel LLP is the counsel for the Fund and the Advisor.  Each potential investor should consult its own legal, tax and other advisors in connection with an investment in the Fund.  See "Accountants and Legal Counsel" in the SAI.

Auditors	[ ] (the "Auditor") is the Fund’s independent registered public accounting firm. See "Accountants and Legal Counsel" in the SAI.

Term	The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Agreement and Declaration of Trust.

Fiscal Year	For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31.

SUMMARY OF FUND EXPENSES

The following table illustrates the approximate expenses and fees that Shareholders in the Fund are expected to bear directly or indirectly.

SHAREHOLDER TRANSACTION FEES	NONE

ANNUAL FUND EXPENSES (as a percentage of average net assets)(1)
Management Fees	1.00%
Other Expenses	1.35%
Other Fund Expenses	1.35%
Acquired Fund Fees and Expenses (2)	7.75%
Total Annual Fund Expenses	10.10%
Fee Waiver and Expense Reimbursement (3)	(1.00%)
Total Annual Fund Expenses After Fee Waiver and Expense Reimbursement (4)	9.10%

(1)	The fees and expenses in the fee table are as of March 31, 2014, when the Fund was part of a master-feeder structure.

(2)
Acquired Fund Fees and Expenses include approximately 2.29% of operating expenses, 1.23% of management fees, and 4.23% of performance-based incentive fees of the underlying Portfolio Funds in which the Fund invests. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year.

(3)
The Advisor has contractually agreed to pay certain operating expenses of the Fund in order to maintain certain expenses at or below 1.35%, until July 31, 2022. This expense reimbursement agreement may not be terminated before July 31, 2022 and may be terminated thereafter by either party upon 60 days’ prior written notice. Expenses borne by the Advisor are subject to reimbursement by the Fund up to three years from the date the Advisor paid the expense, but no reimbursement will be made by the Fund at any time if it would result in its covered expenses exceeding the Expense Cap. Expenses covered by the Expense Cap include all of the Fund's expenses other than: (i) Acquired Fund Fees and Expenses, (ii) any taxes paid by the Fund, (iii) expenses incurred directly or indirectly by the Fund as a result of expenses incurred by a Portfolio Fund, (iv) dividends on short sales, if any, and (v) any extraordinary expenses not incurred in the ordinary course of the Fund's business (including, without limitation, litigation expenses).

(4)	Total Annual Fund Expenses After Fee Waiver and Expense Reimbursement excluding Acquired Fund Fees and Expenses would be 1.35%.

Example for the Fund

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.  The assumed 5% annual return, which is required by the SEC, is not a prediction of, and does not represent, the projected or actual performance of the Fund.

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$25	$76	$132	$289

The example is based on the fees and expenses incurred by the Fund, including the Acquired Fund Fees and Expenses, as set out in the table above and should not be considered a representation of future expenses.  Actual expenses may be greater or less than those shown.  The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example.  A greater rate of return than that used in the example would increase the dollar amount of the management fee paid by the Fund.

FINANCIAL HIGHLIGHTS

The following summary represents per Share data, ratios to average net assets and other financial highlights information for Shareholders for the periods ended March 31, 2014, March 31, 2013 and the period from October 3, 2011 (Commencement of Operations) through March 31, 2012. The information has been derived from the financial statements audited by [                  ], an independent registered public accounting firm, whose report, along with the financial statements and the notes thereto, are incorporated by reference to the Fund’s annual report for the fiscal year ended March 31, 2014 previously filed on Form N-CSR on [       ], 2014 and are available on request from the Fund.  The information in the table below should be read in conjunction with those financial statements and the noted thereto.

[         ]

The above ratios and total return have been calculated for the Shareholders taken as a whole. An individual Shareholder’s ratios and total return may vary from these due to the timing of capital share transactions.

THE FUND

The Fund is a Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company.

The Fund has been a registered investment company since August 27, 2010.  Prior to July 1, 2014, the Fund sought to achieve its investment objective by investing all of its investable assets in a separate master fund, Global Equity Long/Short Master Fund (the “Master Fund”), a corresponding closed-end management investment company having the same investment objective as the Fund. The Fund invested in the Master Fund through a master-feeder investment fund structure. As of July 1, 2014, the Fund no longer operates under a “master-feeder” structure and instead invests directly in portfolio securities.

The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company.  Private investment funds, such as hedge funds, are commingled investment pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations (often over $1 million) to a limited number of high net worth individual and institutional investors.  The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations.  Registered closed-end investment companies are typically organized as corporations, business trusts, limited liability companies or limited partnerships that generally are managed more conservatively than most private investment funds.  These registered companies impose relatively modest minimum investment requirements, and publicly offer their shares to a broad range of investors.  The advisers to registered closed-end investment companies are typically compensated through asset-based (but not incentive-based) fees.

The Fund is similar to a private investment fund in that it is actively managed and its interests are sold to eligible investors (primarily high net worth individual and institutional investors, as defined below, subject to applicable requirements).  Unlike many private investment funds, however, the Fund is a registered closed-end investment company and can offer interests without limiting the number of eligible investors that can participate in its investment program.  The structure of the Fund is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of investors and the manner of offering faced by many of those funds.

USE OF PROCEEDS

  Substantially all of the net proceeds are invested in securities that meet the Fund’s investment objective within approximately three months after the completion of the offering. The Advisor believes a three-month investment period is in the best interests of the Fund in order to provide the Fund the flexibility to invest the proceeds of the offering in the most opportunistic manner, in light of the nature of the market for interests in potential Portfolio Funds and current market conditions.  Moreover, given the current economic environment, the Advisor believes that the flexibility of investing the Fund’s assets over a three-month period may permit the Fund to invest in Portfolio Funds and securities at more favorable prices, although no assurance can be given in this regard.  Pending such investment, it is anticipated that the proceeds will be invested in high-quality money market securities.

INVESTMENT OBJECTIVE

The Fund's investment objective is to generate attractive long-term returns relative to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets.  In order to achieve its investment objective, the Fund allocates to both private funds, or other pooled investment vehicles, that practice long and short equity investment strategies and direct equity securities.  "Portfolio Funds", as used through this Prospectus refers to limited partnership, limited liability companies or other funds and investment vehicles that are private and issued interest to investors that meet certain suitability standards. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk management strategies will be successful.

If the Fund’s Board determines that the Fund’s investment objectives should be changed, Shareholders will be given written notice that will precede or accompany the Fund's next tender offer with such change to be effective on the Business Day immediately following the applicable date (i.e., the last Business Day of March, June, September and December, ("Valuation Date")) for such tender offer.  Such change, however, can be effected without Shareholder approval.  Except as otherwise stated in this Prospectus or the Fund's Agreement and Declaration of Trust (the "Agreement and Declaration of Trust"), the investment policies, strategies and restrictions of the Fund are not fundamental and may be changed by the Board, upon notice to, but without the approval of, the Shareholders.  The Fund’s principal investment policies and strategies are discussed below.

INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in accordance with a “Hybrid Model,” whereby the core of its assets are invested in Portfolio Funds that are not expected to be highly correlated to each other or with traditional equity markets over a long-term horizon. The Portfolio Funds are managed by third-party Managers selected by the Advisor. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies.  Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds and those equity securities directly held by the Fund on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities.

While it is anticipated that the Fund will generally invest its assets in Portfolio Funds and equity securities, from time to time, the Fund also may invest in ETFs or enter into total return swaps or other structured transactions instead of investing in Portfolio Funds.  In addition, the Advisor may seek to manage market, interest rate or currency risk through the direct use of options, futures, or other derivatives in order to reduce the overall volatility of the Fund’s portfolios.  The Advisor may consider it appropriate, subject to applicable regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in managing the Fund.

The Advisor looks to leverage its relationships with Managers to provide insights on the relative attractiveness of investment markets and employ an opportunistic allocation discipline.  The experience, track record and reputation of the Advisor may enable the Fund to gain access to Managers often not available to most investors.

The Fund invests in multiple Portfolio Funds in part to seek to mitigate portfolio manager specific risk, and allow for a more diversified approach to investing by reducing the impact of any single decision on the Fund's overall portfolio.  The Fund utilizes generalist Managers as well as sector or regional Managers across multiple disciplines.  Building off a core of Managers, the Advisor selectively allocates capital to emerging Managers where the Advisor has a previous relationship or knowledge of such Manager.

Investment Methodology. Pursuant to the Hybrid Model, the Advisor focuses on the continual identification of the highest caliber investment firms by exploiting its large proprietary networks of alternative investment firms created over multiple decades of experience in hiring and funding some of the leading individuals in the hedge fund business.  The Advisor employs a dedicated team of investment professionals with extensive backgrounds in the study of alternative investment approaches and techniques and has relationships with a large network of managers, peers, service providers and other investors.

Manager evaluation involves qualitative review and quantitative analysis.  The Advisor attempts to identify the Managers' unique skill, or "edge."  The Advisor also analyzes past performance and a Manager's ability to adapt to changing market environments.  Portfolio construction focuses on the balance between long-term strategic allocations to particular investment styles and techniques and shorter-term tactical allocation decisions in an attempt to capitalize on market inefficiencies and opportunities.

The Advisor monitors Managers by reviewing reported performance numbers and by performing various statistical analyses.  The Advisor also maintains close professional relationships with the Managers retained by the Fund, which assists in monitoring and assessing any changes in a Manager's organization, strategy and personnel.

The Advisor pursuant to the Hybrid Model augments the core Portfolio Fund holdings of the Fund with direct investments in equity securities that are consistent with the investment ideas of the Managers. The Advisor also invests directly in equity securities to actively manage the net long position of the Fund. The Fund generally will not add to its direct positions in equity securities when such investments exceed 50% of the Fund's assets.

Portfolio Funds. The Advisor will allocate assets to Portfolio Funds based upon, among other things, quantitative information and risk management guidelines that seek to maintain what the Advisor believes is an appropriate level of diversification.  The Advisor will generally not invest more than 10% of the net assets of the Fund with any single Manager (measured at the time of investment). The Advisor will conduct ongoing reviews of each Portfolio Fund's strengths and weaknesses and make allocations and reallocations of assets based upon an ongoing evaluation of the strengths and weaknesses, changes in the investment strategies or capabilities of Portfolio Funds, changes in market conditions and performance.  Each Portfolio Fund will generally be selected based upon its investment strategy and trading styles, organizational depth, risk management techniques/processes, longevity, ability to generate attractive risk-adjusted returns and other criteria.  The Advisor anticipates that the number and identity of Portfolio Funds will vary over time, at the Advisor's discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds.  The Advisor may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, at any time without prior notice to, or the consent of, shareholders of the Fund.

Because the Fund is subject to the investment constraints of the Code to take advantage of the pass-through tax treatment offered by certain provisions of the Code, the Advisor generally will limit the Fund’s investments to non-U.S. Portfolio Funds.

Portfolio Funds are private pools of investment capital with broad flexibility to buy or sell a wide range of assets, which consist primarily of equities.  The investment approaches and techniques pursued by Portfolio Funds are of an extremely wide range.  Major categories include:

•	relative value — seeks to profit from mispricing of financial instruments relative to each other or historical norms;

•	event driven — concentrates on companies that are subject to corporate events such as takeovers or bankruptcies;

•	fundamental long/short — involves buying or selling predominantly corporate securities believed to be over- or under-priced relative to their potential value; and

•	directional trading — seeks to profit in changes from macro-level exposures, such as broad securities markets, interest rates, exchange rates and commodities.

Certain types of Portfolio Funds generate fairly stable returns in most market environments.  These Portfolio Funds generally include funds in the relative value and event driven categories.  Other types of Portfolio Funds seek to capitalize on movements in the underlying markets and are, thus, exposed to the direction of those markets.  These Portfolio Funds generally include funds in the fundamental long/short and directional trading categories.  The Fund may invest in Portfolio Funds managed by Managers that pursue any single type of investment strategy or a combination of strategies.  The Fund may periodically seek exposure to particular Portfolio Funds engaging in directional strategies to capitalize on temporary market opportunities.

Manager Techniques. The Advisor may emphasize certain techniques that the Advisor believes are more likely to be profitable than others due to its assessment of prevailing market conditions.  Based upon the number of available Portfolio Funds pursuing an investment technique and the Advisor's view of the investment potential and diversification benefits of such technique, certain of the Portfolio Funds selected by the Advisor may be allocated substantially larger portions of the Fund's assets than other Portfolio Funds.  These techniques seek to maintain varying degrees of directional exposure to equity markets, based on the Advisor's assessment of the market conditions and underlying company fundamentals.

In allocating assets to Portfolio Funds, the Advisor determines which investment techniques should be included in the Fund’s investment portfolio (based on its evaluation of market conditions) and the amount of the Fund’s assets to be allocated to such techniques.  The Advisor may take into account a number of factors when considering a Manager's ability to manage assets using a particular investment technique or techniques, including: the length of the Manager's experience in that technique; qualitative judgments of the Manager's organizational structure, professional depth and stability, internal controls and risk management and valuation procedures; the Manager's capacity to manage assets in that technique; and quantitative analysis of the Manager's historical performance.  The Fund may allocate assets to more than one Portfolio Fund sponsored by the same Manager, such as in the event that a Manager sponsors Portfolio Funds in various asset classes or if the existing Portfolio Fund is no longer open or available for direct investment by the Fund but is sponsoring a successor Portfolio Fund with the same or similar technique.

Asset Classes. In the aggregate, the Fund’s exposures through the Portfolio Funds will be primarily to publicly-traded equities, but may include a broad array of other securities and financial instruments, including publicly-traded equity and debt, private and restricted securities, distressed investments, commodities, real estate and mortgage-related securities, other asset-backed securities, and various derivative instruments thereon or related thereto, such as futures, swaps and options.  Issuers may be located in any country, in both developed and emerging markets.  Issuers may be of all capitalizations ranges and generally there are no restrictions on the percentage of Portfolio Fund assets that may be invested in small and mid-cap companies.  The Portfolio Funds may in some cases hedge currency risks.

Sectors. Particularly when considering Portfolio Funds that focus on equities, the Advisor may seek to allocate broadly among investment styles or sectors to better manager volatility.  These styles may include, among others, growth/value and a variety of sectors including, but not limited to, Energy/Natural Resources, Healthcare, Financials, Technology and Real Estate.

Regions. The Fund will be composed of Portfolio Funds that invest across global markets, including both developed and emerging markets.  To better understand the global nature of the Portfolio Funds, one can reference the countries included in the MSCI World Index as a proxy for the various regions in which the Fund can invest.  While country exposure will change depending on the market environment and the Managers' views of the prevailing opportunity set, Portfolio Funds will typically have exposure to regions including, but not limited to, the U.S., Western Europe, Asia and various emerging markets.

Investment Process

The Advisor’s investment process consists of three separate yet integrated due diligence teams: Investment Due Diligence, Operational Due Diligence and Risk Due Diligence. The Advisor promotes a culture that encourages dialogue, discussion, and debate and this open exchange of ideas is critical to educate and raise awareness in the investment process.

Investment Due Diligence. It is the responsibility of the Advisor to research and identify Managers.  The Advisor allocates the Fund’s assets among Managers using its diverse knowledge and experiences to assess the capabilities of the Managers and to determine an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment.  The Advisor intends to focus on asset allocation, manager selection and portfolio construction to accomplish the investment objective described above.  Our business model is built on the premise that the majority of excess investment returns are generated through asset allocation, not through individual security selection.

The investment due diligence process consists of both quantitative and qualitative assessments which include risk profile, exposure tracking, alpha sourcing, managing beta and volatility and various other risk scenarios.  The Advisor requests information from each Manager regarding the Manager's historical performance and investment strategy.  The Advisor also requests detailed portfolio information on a continuing basis from each Manager retained on behalf of the Fund.

In addition, the Advisor and Fund do not control any of the Managers, their choice of investments, or any other investment decisions.  The investments of the Fund will always be made pursuant to written disclosures from, and/or agreements with, a Manager that will provide, among other things, guidelines by which the Manager will make its investment decisions.  However, while each Manager undertakes to follow specified investment programs, it is possible that a Manager could deviate from such program, and such deviation could result in a loss of all or part of the Fund’s investments.

It is also the responsibility of the Advisor to research and identify direct equity security investments. In carrying out this responsibility, the Advisor utilizes a variety of types of research including third-party research reports.

Operational Due Diligence. The Advisor’s operational due diligence team, under the direction of the Operational Due Diligence Committee, is embedded throughout the investment process and provides an independent and ongoing analysis that supports the execution of the investment thesis.  The Operational Due Diligence process consists of (1) Initial Due Diligence, (2) on-site Due Diligence visits, (3) Ongoing Due Diligence, and (4) Monthly/Quarterly/Annual Valuation Processes.

Risk Due Diligence. Risk due diligence is primarily focused on providing ongoing risk measurement, in addition to providing quantitative and qualitative analytical support for the Investment Due Diligence process.  Risk due diligence utilizes internal tools and resources and may also draw on external providers of risk measurement and analytics.

Limits. The Advisor will limit Fund’s investments in any one Portfolio Fund to less than 5% of a Portfolio Fund's outstanding voting securities. In addition, the Advisor may seek to manage market, interest rate or currency risk through the direct use of options, futures or other derivatives in order to reduce the overall volatility of the Fund’s portfolio.  Further, as part of its normal operations, the Fund may hold high-quality money market securities pending investments or when it expects to need cash to pay Shareholders who tender their Shares.

Non-Diversified Status. The Fund is considered a non-diversified company under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a "diversified" fund under the 1940 Act.

Manager Investment Techniques

The Fund generally invests at least 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies. Long/short equity strategies involve buying securities, groups of securities, or overall markets (called "going long") in the expectation that they will increase in value while simultaneously selling them ("going short") in the expectation that they will decrease in value.  These strategies are often categorized by the proportion of the total portfolio held long vs. held short.  When the majority of the portfolio is held long, the portfolio is characterized as "net long."  When the majority of the portfolio is held short, the portfolio is characterized as "net short."  When the long and short positions are relatively balanced, the portfolio is characterized as "market neutral."  The strategies may also use leverage or hedging to enhance returns and/or manage risk.  The Portfolio Funds may invest in any type of long/short strategy.

The Fund generally anticipates, in normal market conditions, investing in Portfolio Funds managed pursuant to a number of other investment strategies.  These indicative strategies, as well as other Portfolio Funds following other strategies that the Portfolio Funds may invest in from time to time, are described in more detail below.  The Fund anticipates investing in Portfolio Funds following only some of these strategies at any one time and switching among these strategies based on the Advisor's evaluation of market conditions and the assets it believes will be successful in light of these conditions.

Leverage. Portfolio Funds may engage in various forms of leverage.  Leverage can be employed in a variety of ways including direct borrowing, margining (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy securities), short selling and the use of futures, warrants, options and other derivative products.  To the extent that a Portfolio Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed.  If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of a Portfolio Funds (and therefore the Fund’s) net assets will decrease.

Short Selling. Managers may engage in short selling on behalf of the Portfolio Funds they manage. Short selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the investor to profit from declines in securities.

Global Tactical Asset Allocation ("GTAA") Strategies.  GTAA is a multi-asset class strategy that seeks to generate returns by adjusting exposures to global equity, bond, commodity, and currency markets.  Quantitative models are employed to identify trends in valuation, cyclical, and momentum factors across various markets, with exposure in the strategies adjusted to take advantage of the most attractive opportunities.  Derivatives are typically used in order to gain exposure to the underlying markets quickly and efficiently.  GTAA strategies can either be used as a stand-alone investment strategy or as an "overlay" to adjust the overall exposures of an entire investment portfolio.  The Portfolio Funds may utilize GTAA in either of these capacities.

Event-Driven Strategies. Managers may invest in companies involved in (or the target of) acquisition attempts or tender offers or in companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions.

PRINCIPAL RISKS

Types of Investments and Related Risks

The Portfolio Funds may invest in the following types of investments:

Equity Securities. Domestic equity securities are publicly-traded equity securities issued by U.S. companies. These securities will typically trade on the NYSE, American Stock Exchange ("AMEX") or the NASDAQ Stock Market ("Nasdaq"), although they may trade on other exchanges and/or markets as well.  Investments in this asset class may include long/short funds, mutual funds and ETFs.  Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and in certain periods have significantly under-performed relative to fixed-income securities.  An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock.  Also, the price of common stocks is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Portfolio Funds have exposure.  Common stock prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.  In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Preferred Securities. Preferred securities represent an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred securities.

Fixed Income Securities.  The value of fixed income securities in the Portfolio Funds' portfolio could be affected by the credit quality of the issuer and interest rate fluctuations.  When interest rates decline, the value of fixed rate securities can be expected to rise.  Conversely, when interest rates rise, the value of fixed rate securities can be expected to decline.  Recent adverse conditions in the credit markets may cause interest rates to rise.

Foreign Securities.  Foreign equity securities are publicly-traded equity securities issued by foreign companies.  They include American Depositary Receipts ("ADRs") of foreign companies, which are generally securities issued in the United States and traded on U.S. exchanges but that represent ownership of a foreign corporation.  They also include securities issued by funds that focus on a particular country or region of the world, including long/short funds, mutual funds and ETFs.  The Portfolio Funds may invest in securities of non-U.S. issuers and the governments of non-U.S. countries.  These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict the Portfolio Funds' investment opportunities.

Distressed Debt. Distressed debt securities are debt of companies experiencing significant financial or operational difficulties that often lead to bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event-related situations. These companies are generally experiencing even greater difficulties than companies in the "high yield" category. These securities generally trade at significant discounts to par value, because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low quality credit instruments.  Investments of this type involve substantial financial and business risks that can result in substantial or total losses.  The Portfolio Funds may incur additional expenses to the extent they are required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings.

Global Bonds. Global bonds are debt securities including bonds, notes and debentures issued predominantly by non-U.S. corporations; debt securities issued predominantly by non-U.S. Governments; or debt securities guaranteed by non-U.S. Governments or any agencies thereof. The Fund may invest in Portfolio Funds that hold global fixed income portfolios and/or emerging market debt securities. These debt securities may include non-investment grade securities (which might compose all or a portion of this allocation).

Convertible Securities. Convertible securities are bonds, debentures, notes, or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Portfolio Fund is called for redemption or conversion, the Portfolio Fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party.  The value of convertible securities may fall when interest rates rise and increase when interest rates fall.  Convertible securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible securities with shorter maturities.  Their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates.  The Portfolio Funds could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

Mortgage-Backed and Asset-Backed Securities. Mortgage-backed and asset-backed securities are mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities ("SMBSs") and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.  The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates.  These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations.  Fixed income securities are subject to the risk of the issuer's or a guarantor's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).  In addition, mortgage-backed securities ("MBS") and asset-backed securities ("ABS") may also be subject to call risk and extension risk.  For example, homeowners have the option to prepay their mortgages.  Therefore, the duration of a security backed by home mortgages can either shorten (i.e., call risk) or lengthen (i.e., extension risk).

Foreign Currency.  The Portfolio Funds may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies). Although foreign exchange dealers generally do not charge a fee for such conversions, they do realize a profit based on the difference between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency at one rate, while offering a lesser rate of exchange should the counterparty desire to resell that currency to the dealer. Forward contracts are customized transactions that require a specific amount of a currency to be delivered at a specific exchange rate on a specific date or range of dates in the future. Forward contracts are generally traded in an interbank market directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated currency exchange.

Real Estate.  Real Estate Investment Trusts ("REITs") and real estate funds are subject to risks associated with the ownership of real estate.  The recent instability in the credit markets may adversely affect the price at which REITs and real estate funds can sell real estate because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce returns from REITs and real estate funds or reduce the number of REITs and real estate funds brought to market during the investment period, thereby reducing the Portfolio Funds' investment opportunities.  Properties in which REITs and real estate funds invest may suffer losses due to declining rental income and higher vacancy rates, which may reduce distributions to the Portfolio Funds and reduce the value of the underlying properties.

Private Equity. Investment in private equity involves the same types of risks associated with an investment in any operating company.  However, securities issued by private partnerships may be more illiquid than securities issued by other funds generally, because the partnerships' underlying investments tend to be less liquid than other types of investments.

Commodities. Commodities are assets that have tangible properties.  Major categories include agricultural products (e.g., wheat, cattle), energy products (e.g., oil, gasoline), metals (e.g., gold, aluminum), and "soft" products (e.g., sugar, coffee, cocoa, cotton).  Commodities can be traded on a "spot" basis (i.e., price for immediate delivery) or on a "futures" basis (i.e., price for delivery at a specified future date).  Most commodity investments involve buying or selling futures rather than transacting in the spot market.  A rise in price of a particular commodity will generally cause the price of the futures to rise, benefiting a futures buyer.  Similarly, a decline in price will benefit a futures seller.  The Fund may seek to invest with Managers who engage in commodity futures trading.  In addition, the Portfolio Funds may seek to invest directly in commodities through strategies that purchase or sell commodity futures as permitted by applicable law.

Commodity and financial markets are highly volatile because of the low margin deposits normally required in futures trading and because a high degree of leverage is typical of a futures trading account.  As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor.  In addition, commodity exchanges may limit fluctuations in commodity futures contract prices during a single day and thus during a single trading day no trades may be executed at prices beyond the "daily limit."  Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can be neither taken nor liquidated unless the Portfolio Funds are willing to effect trades at or within the limit, which may hinder the ability of the Portfolio Funds to trade.

Futures Transactions.  The Portfolio Funds may invest in futures contracts and in options thereon in a variety of countries and on a variety of exchanges including those in less established markets.  This is the case even if the exchange is formally "linked" to a more established exchange, whereby a trade executed on one exchange liquidates or establishes a position on the other exchange.  The activities of such exchanges, including the execution, delivery and clearing of transactions on such an exchange may be subject to a lesser degree of control and enforcement than more established markets.  Moreover, such laws or regulations will vary depending on the country in which the transaction occurs.

The principals who deal in the futures markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.  There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell.  Disruptions can occur in any market traded by the Portfolio Funds due to unusually high trading volume, political intervention or other factors.  Arrangements to trade forward contracts may be made with only one or a few counterparties, and liquidity problems therefore might be greater than if such arrangements were made with numerous counterparties.  The imposition of controls by governmental authorities might also limit such forward (and futures) trading to less than that which the Manager would otherwise recommend, to the possible detriment of the Portfolio Funds.  Market illiquidity or disruption could result in major losses to the Portfolio Funds.

Options. By purchasing a put option, the purchaser obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the purchaser pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The purchaser may terminate its position in a put option by allowing it to expire or by exercising the option. If the option is allowed to expire, the purchaser will lose the entire premium. If the option is exercised, the purchaser completes the sale of the underlying instrument at the strike price. A purchaser may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.

The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium, plus related transaction costs).

The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.

The writer of a put or call option takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the writer assumes the obligation to pay or receive the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. The writer may seek to terminate a position in a put option before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option, however, the writer must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes. When writing an option on a futures contract, a Portfolio Fund will be required to make margin payments to a Futures Commission Merchant for futures contracts.

If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline.

Writing a call option obligates the writer to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.

Forward Contracts. The Portfolio Funds may enter into forward contracts, which are the purchase or sale of a specific quantity of a commodity, government security, foreign currency, or other financial instrument at the current or spot price, with delivery and settlement at a specified future date.  Because it is a completed contract, a purchase forward contract can be a cover for the sale of a futures contract.  Forward contracts are transactions involving the Portfolio Funds' obligation to purchase or sell a specific instrument at a future date at a specified price.  Forward contracts may be used by the Portfolio Funds for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Manager anticipates purchasing or selling a foreign security.  For example, this technique would allow a Portfolio Fund to "lock in" the U.S. dollar price of the security for the Portfolio Fund.  Forward contracts may also be used to attempt to protect the value of the Portfolio Funds' existing holdings of foreign securities.  Forward contracts may also be used for non-hedging purposes to pursue the Portfolio Funds' investment objective, such as when a Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Funds' portfolio.  There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

Counterparty Arrangements. In selecting counterparties to transactions in which the Portfolio Funds will engage, including but not limited to, currency hedging transactions and borrowings under lines of credit it may have in place, a Manager typically has the authority to and will consider a variety of factors in addition to the price associated with such transactions.  Considerations may include, but are not limited to: (a) the ability of the counterparty to (i) provide other products and services, (ii) accept certain types of collateral and provide multiple products or services linked to such collateral or (iii) execute transactions efficiently and (b) the counterparty's facilities, reliability and financial responsibility. If a Manager determines that the counterparty's transaction costs are reasonable overall, the Portfolio Funds may incur higher transaction costs than they would have paid had another counterparty been used.

To the extent that the Portfolio Funds engage in principal transactions, including, but not limited to, forward currency transactions, swap transactions, repurchase and reverse repurchase agreements and the purchase and sale of bonds and other fixed income securities, they must rely on the creditworthiness of their counterparties under such transactions.  In certain instances, the credit risk of a counterparty is increased by the lack of a central clearing house for certain transactions including swap contracts.  In the event of the insolvency of a counterparty, the Portfolio Funds may not be able to recover their assets, in full or at all, during the insolvency process.  Counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements.  Similarly, the Portfolio Funds will be subject to the risk of bankruptcy of, or the inability or refusal to perform with respect to such investments by, the counterparties with which they deal. A Manager will seek to minimize the Portfolio Funds' exposure to counterparty risk by entering into such transactions with counterparties a Manager believes to be creditworthy at the time they enter into the transaction.  Certain Strategic Transactions may require the Portfolio Funds to provide collateral to secure their performance obligations under a contract.

Reverse Repurchase Agreements.  Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense of the Portfolio Funds, that the market value of the securities sold by the Portfolio Funds may decline below the price of the securities at which the Portfolio Funds are obligated to repurchase them and that the securities may not be returned to the Portfolio Funds.  There is no assurance that reverse repurchase agreements can be successfully employed.

Dollar Roll Transactions.  Dollar roll transactions involve the risk that the market value of the securities the Portfolio Funds are required to purchase may decline below the agreed upon repurchase price of those securities.  If the broker/dealer to whom a Portfolio Fund sells securities becomes insolvent, the Portfolio Fund's right to purchase or repurchase securities may be restricted.  Successful use of dollar rolls may depend upon a Manager's ability to predict correctly interest rates and prepayments.  There is no assurance that dollar rolls can be successfully employed.

Hedging Transactions.  The Portfolio Funds may utilize financial instruments such as forward contracts, options and interest rate swaps, caps and floors to seek to hedge against declines in the values of portfolio positions (measured in terms of their base currencies) as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events.

When engaging in a hedging transaction, the Portfolio Funds may determine not to seek to establish a perfect correlation between the hedging instruments utilized and the portfolio holdings being hedged.  Such an imperfect correlation may prevent the Portfolio Funds from achieving the intended hedge or expose the Fund to a risk of loss.  The Portfolio Funds may also determine not to hedge against a particular risk because they do not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge or because they do not foresee the occurrence of the risk.  It may not be possible for the Portfolio Funds to hedge against a change or event at attractive prices or at a price sufficient to protect the assets of the Portfolio Funds from the decline in value of the portfolio positions anticipated as a result of such change.  The Portfolio Funds may also be restricted in their ability to effectively manage the portion of their assets that are segregated to cover their obligations.  In addition, it may not be possible to hedge at all against certain risks.

Derivatives. The Portfolio Funds may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by a Portfolio Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Portfolio Fund as a whole. Derivatives permit a Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of a Portfolio Fund. If a Portfolio Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Portfolio Fund or result in a loss. A Portfolio Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Portfolio Fund is unable to liquidate the position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Off-Exchange Transactions.  Certain Strategic Transactions, such as spot and forward contracts and options thereon may not be traded on any exchange ("off-exchange transactions"), and banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. The Portfolio Funds may enter into such off-exchange transactions.  Off-exchange transactions are not regulated, and contracts related to such off-exchange transactions are not guaranteed by an exchange or clearing house.  Consequently, trading in these contracts is subject to more risks than futures or options trading on regulated exchanges, including, but not limited to, the risk that a counterparty will default on an obligation.  The counterparties will typically not be required to post collateral.  Off-exchange transactions are also subject to legal risks, such as the legal incapacity of a counterparty to enter into a particular contract or the declaration of a class of contracts as being illegal or unenforceable.

Swaps. The Portfolio Funds may enter into equity, interest rate, index, currency rate, total return and other types of swap agreements.  The transactions are entered into in an attempt to obtain a particular return without the need to actually purchase the reference asset.  Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors.  Depending on their structure, swap agreements may increase or decrease the Portfolio Funds' exposure to long-term or short-term interest rates (in the U.S. or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of securities, or inflation rates.

Swap agreements will tend to shift investment exposure from one type of investment to another.  For example, if the Portfolio Funds agree to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Portfolio Funds' exposure to U.S. interest rates and increase their exposure to foreign currency and interest rates.  Depending on how they are used, swap agreements may increase or decrease the overall volatility of the Portfolio Funds' portfolios.

In a credit default swap, the credit default protection buyer makes periodic payments, known as premiums, to the credit default protection seller. In return the credit default protection seller will make a payment to the credit default protection buyer upon the occurrence of a specified credit event. A credit default swap can refer to a single issuer or asset, a basket of issuers or assets or index of assets, each known as the reference entity or underlying asset. A Portfolio Fund may act as either the buyer or the seller of a credit default swap.

Credit default swaps allow a fund to acquire or reduce credit exposure to a particular issuer, asset or basket of assets. If a swap agreement calls for payments by the fund, the fund must be prepared to make such payments when due. If the Portfolio Fund is the credit default protection seller, the Fund will experience a loss if a credit event occurs and the credit of the reference entity or underlying asset has deteriorated. If the Portfolio Fund is the credit default protection buyer, the Fund will be required to pay premiums to the credit default protection seller.

Illiquid Investments.  Investments held by the Portfolio Funds may be or become illiquid which may affect the ability of the Fund to exit such investments and the returns made by the Fund.  Such illiquidity may result from various factors, such as the nature of the instrument being traded, or the nature and/or maturity of the market in which it is being traded, the size of the position being traded, or because there is no established market for the relevant securities.  Even where there is an established market, the price and/or liquidity of instruments in that market may be materially affected by certain factors.  Securities and commodity exchanges typically have the right to suspend or limit trading in any instrument traded on that exchange.  It is also possible that a governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded.  A suspension could render it difficult for the Portfolio Funds to liquidate positions and thereby might expose the Portfolio Funds to losses.

New Issue Investments.  The rules of FINRA regulate securities firms' activities related to the sale of "new issues" (as defined under applicable FINRA rules) to investment funds if "restricted" persons (generally, people engaged in the securities industry) hold beneficial interests in such investment funds.  As a result, to comply with FINRA Rules, where the Portfolio Funds participate in new issues, the Portfolio Funds may only invest where restricted persons' participation in the gains or losses from such investments is limited.  Alternatively, the Portfolio Funds may, in the Managers' absolute discretion, elect not to participate in new issues.  As a result, all of the Shareholders would be unable to participate in profits attributable to investments in new issues, even where certain Shareholders would not otherwise be so restricted.

When-Issued and Forward Commitment Securities. The Portfolio Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis for hedging or speculative purposes.  These transactions involve a commitment by the Portfolio Funds to purchase or sell securities at a future date (ordinarily at least one or two months later).  The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date.  No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Funds.  When-issued securities and forward commitments may be sold prior to the settlement date.  If the Portfolio Funds dispose of their right to acquire a when-issued security prior to their acquisition or dispose of their right to deliver or receive against a forward commitment, they may incur a gain or loss.

Securities Lending. The Portfolio Funds may lend their portfolio securities to brokers, dealers and financial institutions.  In general, these loans will be secured by collateral (consisting of cash, government securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities.  The Portfolio Funds would be entitled to payments equal to the interest and dividends on the loaned security and could receive a premium for lending the securities.  Lending portfolio securities results in income to the Portfolio Funds.   Portfolio Funds may experience a loss in a securities lending arrangement in the event the borrower breaches its agreement, the return of the securities loaned is delayed or the default or insolvency of the borrower.

Other Investments by the Fund

While it is anticipated that the Fund will generally invest its assets in Portfolio Funds sponsored by the Managers and make direct investments in equity securities, from time to time the Fund may enter into total return swaps instead of investing directly into a Portfolio Fund in order to obtain the intended exposure to a Manager.  In addition, the Advisor may seek to manage market, interest rate risk or currency risk through the direct use of options, futures or other derivatives in order to reduce the overall volatility of the Fund’s portfolio.  Further, the Advisor may also invest the Fund’s assets in short-term, interest-bearing investments including, without limitation, U.S. government obligations, certificates of deposit, money market accounts, mutual funds and interest-bearing accounts.

To the extent the Fund is holding cash, whether due to collateral requirements or cash flows from subscriptions and repurchases, it is expected to be invested in cash or "cash-plus" strategies (i.e., strategies that seek to enhance the return on cash assets with minimal increase in risk).  These strategies may vary depending on the particular opportunities available in the market at that time.

Borrowing and Lines of Credit

The Fund may borrow money pursuant to a line of credit with a financial institution or other arrangement to purchase portfolio securities and for portfolio management purposes.

NON-PRINCIPAL RISKS

Although the Fund seeks to generate consistent returns over a long time period or investment horizon while attempting to minimize risk, the Fund’s investment program does entail risks.  There can be no assurance that the investment objective of the Fund or those of the Portfolio Funds in which the Fund invests will be achieved or that their investment programs will be successful.  Certain risks associated with an investment in the Fund are set forth below.

Risks Related to the Fund

Non-Diversified Status.  The Fund is a "non-diversified" investment company.  Thus, there are no percentage limitations imposed by the 1940 Act on the percentage of the Fund’s assets that may be invested in the securities of any one issuer.  Although the Advisor will follow a general policy of seeking to diversify the Fund’s capital among multiple Portfolio Funds and multiple other issuers with respect to its direct investing in securities, the Advisor may depart from such policy from time to time and one or more Portfolio Funds may be allocated a relatively large percentage of the Fund’s assets subject to the limits set forth herein.  The Fund will limit the percent of assets held of any one Portfolio Fund, at the time of investment, to an amount that is in accordance with any regulatory restrictions applicable to the Fund.  As a consequence of a large investment in a particular Portfolio Fund, losses suffered by such Portfolio Fund could result in a larger reduction in the Fund’s NAV than if such capital had been more proportionately allocated among a larger number of Portfolio Funds.

Reliance on the Advisor.  The success of the Fund depends on the expertise of the Advisor and its ability to select Portfolio Funds managed by successful Managers and to make direct investments in securities.  There can be no assurance that the Advisor will be successful in doing so.  In addition, the Advisor is not required to devote its full time to the business of the Fund and there is no guarantee or requirement that any investment professional or other employee of the Advisor will allocate a substantial portion of his or her time to the Fund.  The loss of one or more individuals involved with the Advisor could have a material adverse effect on the performance or the continued operation of the Fund.  If the Advisor is removed, resign or otherwise no longer serves as the investment adviser of the Fund, investments in a large number of Portfolio Funds may be required to be liquidated or may otherwise become unavailable to the Fund, which may have an adverse impact on the Fund’s investment performance.

Reliance on Service Providers.  Other than its officers, the Fund has no employees and the Trustees have all been appointed on a non-executive basis.  The Fund must therefore rely upon the performance of service providers to perform its executive functions.  In particular, the Advisor, the Administrator, the Custodian and their respective delegates, if any, will perform services that are integral to the Fund’s operations and financial performance.  Failure by any service provider to carry out its obligations to the Fund in accordance with the terms of its appointment, to exercise due care and skill, or to perform its obligations to the Fund at all as a result of insolvency, bankruptcy or other causes could have a material adverse effect on the Fund’s performance and returns to Shareholders.  The termination of the Fund’s relationship with any service provider, or any delay in appointing a replacement for such service provider, could materially disrupt the business of the Fund and could have a material adverse effect on the Fund’s performance and returns to Shareholders.

Information Technology Systems.  The Fund is dependent on the Advisor for certain management services as well as back-office functions.  The Advisor and the Managers depend on information technology systems in order to assess investment opportunities, strategies and markets and to monitor and control risks for the Fund and Portfolio Funds.  Information technology systems are also used to trade in the underlying investments of the Portfolio Funds.  It is possible that a failure of some kind which causes disruptions to these information technology systems could materially limit the Advisor's or a Manager's ability to adequately assess and adjust investments, formulate strategies and provide adequate risk control.  Any such information technology related difficulty could harm the performance of the Fund.  Further, failure of the back-office functions of the Advisor to process trades in a timely fashion could prejudice the investment performance of the Fund.

Misconduct of Employees and of Service Providers.  Misconduct or misrepresentations by employees of the Advisor, Managers or service providers could cause significant losses to the Fund.  Employee misconduct may include binding the Fund or Portfolio Funds to transactions that exceed authorized limits or present unacceptable risks and unauthorized trading activities or concealing unsuccessful trading activities (which, in any case, may result in unknown and unmanaged risks or losses) or making misrepresentations regarding any of the foregoing.  Losses could also result from actions by service providers, including, without limitation, failing to recognize trades and misappropriating assets.  In addition, employees and service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund’s or a Portfolio Fund's business prospects or future marketing activities.  Despite the Advisor's due diligence efforts, misconduct and intentional misrepresentations may be undetected or not fully comprehended, thereby potentially undermining the Advisor's due diligence efforts.  As a result, no assurances can be given that the due diligence performed by the Advisor will identify or prevent any such misconduct.

Legal and Regulatory Risks.  Legal and regulatory changes could occur that may materially adversely affect the Fund.  For example, the regulatory environment for derivative instruments in which Managers may participate is evolving, and changes in the regulation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies.  Similarly, the regulatory environment for leveraged investors and for private equity and hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or private equity and hedge funds, including tax regulation applicable thereto, may materially adversely affect the ability of the Fund to pursue its investment objectives or strategies.  In particular, in light of recent market events, Congress has held hearings regarding taxation and regulatory policy as it relates to leveraged investors, tax-exempt investors and private equity and hedge funds, and the SEC has recently engaged in a general investigation of hedge funds which has resulted in increased regulatory oversight and other legislation and regulation relating to hedge fund managers, hedge funds and funds of hedge funds.  For example, during 2007, the SEC adopted new anti-fraud rules governing investment advisers to certain pooled vehicles (including certain hedge funds).  Such legislation or regulation could pose additional risks and result in material adverse consequences to the Portfolio Funds or the Fund and/or limit potential investment strategies that would have otherwise been used by the Managers or the Advisor in order to seek to obtain higher returns.  The Portfolio Funds may be established in jurisdictions where no or limited supervision is exercised on such Portfolio Funds by regulators.  Investor protection may be less efficient than if supervision was exercised by a regulator.  If regulators were to adopt leverage limitations for private equity or hedge funds, these funds may not be able to earn the same returns they earned in the past.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund elects to, and meets the requirements necessary to, qualify as a "regulated investment company" or "RIC" under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Portfolio Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Portfolio Funds to bring the Fund into compliance with the asset diversification test. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because the Fund may redeem its interest in a Portfolio Fund only at certain times specified by the governing documents of each respective Portfolio Fund. While relevant provisions also afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund's ability to effect a redemption from a Portfolio Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to Shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund's current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the interests in the Fund and the amount of the Fund’s distributions.

Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions are taxable as ordinary income or capital gains to the Shareholder. Shareholders may be proportionately liable for taxes on income and gains of the Fund, but Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Certain Tax Considerations" below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will be subject to a non-deductible 4% excise tax with respect to the Fund's nondistributed amounts.

In addition, the Fund invests in Portfolio Funds located outside the United States.  Such Portfolio Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the investment by the Fund in such Portfolio Funds and thus on the Shareholders' investment in the Fund. See "Certain Tax Considerations" below.

Significant Financial Intermediaries.  To the extent that substantial numbers of investors have a relationship with a particular financial intermediary, such financial intermediary may have the ability to influence investor behavior, which may affect the Fund.  To the extent that such financial intermediary exercises collective influence over such investors' decisions to request repurchase of Shares, the Fund may make larger tender offers than would otherwise be the case.  Substantial acceptance of the Fund’s offers to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base.  This could have a material adverse effect on the performance of the Fund and the value of the Shares.

Similarly, if such financial intermediaries exercise collective influence over such investors' voting of such Shares, they could, subject to compliance with SEC rules and state law, change the composition of the Board, which in turn could lead to a change in the Advisor to the Fund.  If effected, such changes could have a material adverse effect on the performance of the Fund and the value of the Shares.

ERISA Matters.  Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Code, the Employee Retirement Income Security Act of 1974 ("ERISA"), or both, which may be relevant to a decision whether such an investor should invest in a Fund.  There may, for example, be issues whether such an investment is "prudent" or whether it results in "prohibited transactions."  Legal counsel should be consulted by such an investor before investing in the Fund.

Anti-Takeover Provisions in the Agreement and Declaration of Trust.  The Fund's Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.  These provisions could deprive the Shareholders of opportunities to sell their Shares at a premium over NAV.

Liquidity of Shares.  The Fund has been established as a closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle.  Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.  In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds.  In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities, while a closed-end fund, such as the Fund, may invest all or substantially all of its assets in illiquid investments (as is the Fund’s investment practice).  The Advisor believes that unique investment opportunities exist in the market for Portfolio Funds, which generally are illiquid.

Shareholders will have no right to have their Shares redeemed or, because the Fund is not an "interval fund" within the meaning of Rule 23c-3 under the 1940 Act, repurchased by the Fund at any time.  While the Fund expects to offer to repurchase Shares from Shareholders from time to time, no assurance can be given that these repurchases will occur as scheduled or at all because repurchases will be conducted at the sole discretion of the Board.

The Fund may be subject to certain Portfolio Funds' initial lock-up periods beginning at the time of the Fund’s initial investment in a Portfolio Fund, during which the Fund may not withdraw its investment. In addition, certain Portfolio Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during late 2008 into 2009). During such periods, the Fund may not be able to liquidate its holdings in such Portfolio Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in a Portfolio Fund that maintains a side pocket, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if the Fund is not able to dispose of its interests in Portfolio Funds in a timely manner.

Repurchases of Shares.  There will be a substantial period of time between the date as of which Shareholders must accept the Fund's offer to repurchase their Shares and the date such Shareholders can expect to receive payment for their Shares from the Fund.  Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they accept the Fund’s offer to repurchase their Shares and the date as of which such Shares are valued for purposes of such repurchase.  Shareholders will have to decide whether to accept the Fund's offer to repurchase their Shares without the benefit of having current information regarding the value of the Shares on a date proximate to the date on which the Shares are valued by the Fund for purposes of effecting such repurchases.  Payment for repurchased Shares in the Fund may require the liquidation of investments in Portfolio Funds or securities earlier than the Advisor would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  The Advisor intends to take measures to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Effect of Liquidation on Investment Objective.  If the Fund is in the process of a complete liquidation pursuant to the Agreement and Declaration of Trust, in order to effect an orderly liquidation of the Fund's assets, the Fund may not comply with the investment objective described in this Prospectus during liquidation.

Investment in the Fund is Not Suitable for All Investors.  An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program.  An investment in the Fund should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment.  An investor could incur substantial, or even total, losses on an investment in the Fund.  The Shares are only suitable for persons willing to accept this high level of risk.

Inflation Risk.  Inflation risk is the risk that the value of assets or income from investment will be worth less in the future, as inflation decreases the value of money.  As inflation increases, the real value of the Shares and any distributions on those Shares can decline.  Inflation risk may also affect the real value of the Fund’s investments in securities or underlying Portfolio Funds.

Risks Related to Portfolio Funds

Registration under the 1940 Act and Advisers Act.  Portfolio Funds generally are not registered as investment companies under the 1940 Act and, therefore, the Fund as an investor in Portfolio Funds does not have the benefit of the protections afforded by the 1940 Act.  Managers may not be registered as investment advisers under the Advisers Act, in which case the Fund as an investor in Portfolio Funds managed by such Managers will not have the benefit of certain of the protections afforded by the Advisers Act.

To the extent the Fund purchases non-voting interests in Portfolio Funds, it will not be able to vote on matters that require the approval of the investors of the Portfolio Funds, including matters that could adversely affect the Fund’s investments in such Portfolio Funds. The Fund may determine to limit its voting interest in certain Portfolio Funds in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions by purchasing non-voting interests in Portfolio Funds.  In such instances, the Fund will not be able to vote on matters that require the approval of the investors of the Portfolio Funds, including matters that could adversely affect the Fund’s investments in such Portfolio Funds.

Limited Liquidity.  Portfolio Funds may be or may become illiquid, their marketability may be restricted and the realization of investments from them may take a considerable time and/or be costly, in particular because Portfolio Funds may have restrictions that allow redemptions only at specific infrequent dates with considerable notice periods, and apply lock-ups and/or early withdrawal fees.  The Fund’s ability to withdraw monies from or invest monies in Portfolio Funds with such restrictions will be limited, especially in the case of Portfolio Funds that are private equity funds, and such restrictions will limit the Fund’s flexibility to reallocate such assets among Portfolio Funds.  In addition, Portfolio Funds may have the ability to indefinitely suspend the right of their investors to redeem their investment during periods of exceptional market conditions, such as those recently experienced, and such suspension may occur for an extended period of time or as a prelude to liquidation of the Portfolio Fund. Consequently, the Fund’s investments in a Portfolio Fund could depreciate in value during the time a redemption is delayed, and the Fund would be precluded from redeploying its capital to more advantageous investment opportunities.  The risk of illiquidity in a Portfolio Fund is exemplified by the recent turmoil in the markets in which a number of Portfolio Funds have suspended redemptions, resulting in the inability of investors to obtain liquidity in their holding in such Portfolio Fund.  Portfolio Funds also may be able to divide their portfolio assets into liquid and illiquid pools of assets and distribute the illiquid securities or interests in the illiquid securities to the Fund, and the Advisor may not have experience managing such assets.  It may therefore be difficult for the Fund to sell or realize its investments in the Portfolio Funds in whole or in part.  In addition, liquidity may be subject to commitments made by the Advisor or the Managers as to the frequency of redemptions and/or length of lock-up periods to secure capacity with such Portfolio Funds.

Strategy Risk.  Strategy risk is associated with the failure or deterioration of an entire strategy such that most or all investment managers employing that strategy suffer losses.  Strategy specific losses may result from excessive concentration by multiple Managers in the same investment or general economic or other events that adversely affect particular strategies (e.g., the disruption of historical pricing relationships).  The strategies employed by the Managers may be speculative and involve substantial risk of loss in the event of such failure or deterioration.  There can be no assurance that the trading strategies employed by a Manager will be successful.  For example, the proprietary models used by a Manager may not function as anticipated during unusual market conditions.  Furthermore, while each Manager may have a performance record reflecting its prior experience, this performance cannot be used to predict future profitability.

Use of Multiple Managers.  No assurance can be given that the collective performance of the Managers will result in profitable returns or avoid losses for the Fund.  Positive performance achieved by one or more Managers may be neutralized by negative performance experienced by other Managers.

Convergence Risk.  The Fund may invest in Portfolio Funds whose Managers take long positions in securities believed to be undervalued and short positions in securities believed to be overvalued.  In the event that the perceived mispricings underlying one or more Managers' trading positions were to fail to converge toward, or were to diverge further from, relationships expected by such Managers, the Fund may incur significant losses.

Access to Information from Managers.  The Advisor will request information from Managers regarding their historical performance and investment strategy.  The Advisor will also monitor the performance of underlying investments on a continuing basis as such information is made available to the Advisor by the Managers.  However, the Advisor may not always be provided with such information because certain of this information may be considered proprietary information by the particular Manager or for other reasons.  This lack of access to independent information is a significant investment risk.  Furthermore, NAVs received by, or on behalf of, the Fund from each Manager will typically be estimates only, subject to revision through the end of each Portfolio Fund's annual audit, which may occur on a date other than March 31st.  Revisions to the Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the Fund’s annual audit is completed.

Emerging Managers.  The Fund may invest in Portfolio Funds that are managed by Managers that have managed funds for a relatively short period of time ("Emerging Managers").  The previous experience of Emerging Managers is typically in trading proprietary accounts of financial institutions or managing unhedged accounts of institutional money managers or other investment firms.  Because Emerging Managers may not have direct experience managing alternative funds, including experience with financial, legal or regulatory considerations unique to alternative fund management, and because there is generally less information available on which to base an opinion of such Emerging Managers' investment and management expertise, investments with Emerging Managers may be subject to greater risk and uncertainty than investments with more experienced alternative fund managers.

Reliance on Key Individuals.  The success of the investment policy of the Fund will be significantly dependent upon the Managers and their expertise and ability to attract and retain suitable staff.  The success of a particular Portfolio Fund will be dependent on the expertise of the Manager for that Portfolio Fund.  Incapacitation or loss of key people within Portfolio Funds may adversely affect such Portfolio Funds and thereby the Fund.  Many Managers may have only one or a limited number of key individuals.  The loss of one or more individuals from a Manager could have a material adverse effect on the performance of such Portfolio Fund which, in turn, could adversely affect the performance of the Fund.

Manager Risk.  Manager risk is the risk of loss due to fraud on the part of a Manager, intentional or inadvertent deviations from the Managers' communicated investment strategy, including excessive concentration, directional investing outside pre-defined ranges or in new capital markets, excessive leverage and risk taking, or simply poor judgment. Although the Advisor will seek to allocate the Fund’s assets to Managers whom they believe will operate with integrity and sound operational and organizational standards, the Advisor may have no, or only limited, access to information regarding the activities of the Managers, and the Advisor cannot guarantee the accuracy or completeness of such information.  As a consequence, although the Advisor will monitor the activities of the Managers, it may be difficult, if not impossible, for the Advisor to protect the Fund from the risk of Manager fraud, misrepresentation or material strategy alteration.  The Advisor will have no control over the day-to-day operations of any of the Portfolio Funds managed by the Managers.  As a result, there can be no assurance that every such Portfolio Fund will conform its conduct to these standards.  The failure of operations, information technology systems or contingency/disaster recovery plans may result in significant losses for the affected Portfolio Funds.  Shareholders themselves will have no direct dealings or contractual relationships with the Managers.

Monitoring of Portfolio Funds.  Although the Advisor attempts to monitor the performance of all of the Portfolio Funds, the Advisor must ultimately rely on (i) the Manager to operate in accordance with the investment guidelines governing the Portfolio Fund, and (ii) the accuracy of the information provided to the Advisor by the Manager of the Portfolio Fund.  Any failure of the Manager to operate within such guidelines or to provide accurate information with respect to such Portfolio Fund could subject the Funds to losses.  Moreover, many of the strategies implemented by the Portfolio Funds rely on the financial information made available by the issuers in which the Portfolio Funds invest.  The Advisor has no ability to independently verify the financial information disseminated by the issuers in which the Portfolio Funds invest and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general.

Potential Conflicts of Interest Involving Managers.  Certain of the Managers may engage in other forms of related and unrelated activities in addition to advising Portfolio Funds.  They may also make investments in securities for their own account.  Activities such as these could detract from the time a Manager devotes to the affairs of Portfolio Funds.  In addition, certain of the Managers may engage affiliated entities to furnish brokerage services to Portfolio Funds and may themselves provide market making services, including acting as a counterparty in stock and over-the-counter transactions.  As a result, in such instances the choice of broker, market maker or counterparty made by a Portfolio Fund and the level of commissions or other fees paid for such services (including the size of any mark-up imposed by a counterparty) may not have been made at arm's length.

Proprietary Investment Strategies.  The Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Advisor or the Fund.  The Managers generally use investment strategies that differ, and involve greater risk and expense, from those typically employed by traditional managers of portfolios of stocks and bonds.  These strategies may involve risks that are not anticipated by the Managers, the Advisor or the Fund.

Prime Brokers and Custodians.  Under the arrangements between the Portfolio Funds and their prime brokers and custodians, the prime brokers and custodians will have rights to identify as collateral, to rehypothecate or to otherwise use for their own purposes assets held by them for the Portfolio Funds from time to time.  Legal and beneficial title to such assets may therefore be transferred to the relevant prime broker and custodian.  Similarly, any cash of the Portfolio Funds held or received by or on behalf of a prime broker or custodian may not be treated as client money and may not be subject to the client money protections conferred by the client rules of FINRA or equivalent rules of other regulators to which such prime broker or custodian may be subject.  Accordingly, the cash of the Portfolio Funds may also constitute collateral and may not be segregated from the cash of the prime brokers and custodians.  Consequently, Portfolio Funds may rank as an unsecured creditor in respect of such assets and cash on the insolvency of a prime broker and custodian and might not be able to recover such assets and cash in full.  The inability of Portfolio Funds to recover such cash could have a material adverse effect on the Fund’s performance and returns to Shareholders.  For example, the bankruptcy of Lehman Brothers Holdings Inc. materially and adversely affected the operations of funds that used Lehman Brothers Holdings Inc. as a prime broker.

Side Letters and Other Agreements.  Managers and Portfolio Funds may enter into separate agreements with certain of their investors, such as those affiliated with Managers or Portfolio Funds or those deemed to involve a significant or strategic relationship.  Such agreements may provide more beneficial terms to investors other than the Fund by waiving certain terms or allowing such investors to invest on different terms than those on which the Fund has invested, including, without limitation, with respect to fees, liquidity, changes in redemption terms, key man provisions, notification upon the occurrence of certain events (in some instances including the ability to redeem upon the occurrence of certain events), "most favored nation" clauses and disclosure of certain information.  Under certain circumstances, these agreements could create preferences or priorities for such investors.  For example, a Portfolio Fund may offer certain of its investors additional or different information and reporting than that offered to the Fund.  Such information may provide the recipient greater insights into the Portfolio Fund's activities as compared to the Fund in its capacity as an investor in such Portfolio Fund, thereby enhancing the recipient's ability to make investment decisions with respect to the Portfolio Fund and enabling such investor to make more informed decisions than the Fund about redeeming from the Portfolio Fund.  Any resulting redemption could force the Portfolio Fund to sell investments at a time when it might not otherwise have done so or for a price less than their deemed fair market value, which will adversely affect the Fund as the remaining investor in the relevant Portfolio Fund.

The Advisor may in certain circumstances attempt to negotiate separate agreements with Managers or Portfolio Funds to which it allocates the Fund’s capital.  No assurance can be given that any such agreement, if entered into, will be respected by the applicable Manager or Portfolio Fund or that such agreement would be enforceable in accordance with its terms.  Further, there may be situations in which regulatory requirements, investment objectives, the timing of investments, historical relationships with a Manager or other considerations will result in differences between the Fund and a Manager's other clients in terms of the availability of the benefits of any such agreements.  Furthermore, there may be circumstances where the benefit provided cannot be exercised by all clients simultaneously or where one client directly or indirectly receives a greater benefit due to the participation by another client.  In addition, although the Advisor may negotiate terms that it considers more advantageous overall, concessions may be required to obtain such terms.

Performance Fees and Management Fees.  Managers may receive compensation calculated by reference to the performance of the Portfolio Funds managed by them.  Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect.  In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of Portfolio Fund assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains.  Certain Managers may also be entitled to receive performance-based fees or allocations, even if the Fund’s overall returns are negative.  Furthermore, Managers may receive compensation calculated by reference to their assets under management.  Such compensation arrangements may create an incentive to increase their assets under management regardless of their ability to effectively and optimally invest them.

Multiple Levels of Expense.  The Fund and Portfolio Funds impose management fees and some Portfolio Funds may also charge performance fees.  In addition to a fixed management fee, Managers typically will also be paid or allocated amounts based upon a share of the profits of the Portfolio Fund.  Managers of such Portfolio Funds may receive substantially higher payments than would otherwise be the case under alternative arrangements.  Other service providers of Portfolio Funds will normally be compensated or will receive allocations on terms that may include fixed and/or performance-based fees or allocations.  As a result, the Fund, and indirectly Shareholders, will pay multiple investment management and other service provider fees.  In addition to the fees paid indirectly by the Fund to the Manager, fees paid in relation to Portfolio Funds will generally, for fixed fees, if applicable, range from 0% to 3% per annum of the average NAV of the Portfolio Funds, and performance fees or allocations are likely to range from 0% to 30% of the net capital appreciation in the Portfolio Funds for the relevant performance fee measurement period.  Moreover, an investor in the Fund bears a proportionate share of the expenses of the Fund and, indirectly, similar expenses of the Portfolio Funds.  Investors could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable.  Performance figures issued by the Fund and stated performance targets will be net of these fees and expenses.

Effect of Fund’s Repurchases on Diversification of Portfolio Funds.  Although the Fund plans to seek diversification in the investment of its assets, if the Board elects to offer to repurchase Shares, and as a result, a significant number of Shares are tendered, the Fund may not be able to satisfy such repurchase requests from a variety of their Portfolio Funds and thus may be required to make disproportionate redemptions from select Portfolio Funds, resulting in a temporary imbalance in the Fund’s diversification strategy.

Capacity Limitations of Portfolio Funds.  Portfolio Funds may place limitations on the amount of, or number of persons whose, money they will manage.  In addition, new rules and regulations may result in additional limitations or restrictions being placed by Managers on the types of investors or assets that Portfolio Funds may accept.  Moreover, as a result of the convergence of the hedge fund and private equity markets and recent regulatory developments, many Portfolio Funds have lengthened liquidity terms, which may be more or less compatible with the liquidity requirements of the Fund and therefore result in differences in portfolio composition.  Any such restrictions or limitations could prevent the Advisor from allocating assets of the Fund to certain Managers and Portfolio Funds with which the Advisor would otherwise like to invest.  In addition, when capacity is constrained, allocation decisions may be made on a non-pro rata basis among the Fund or other Morgan Creek funds, for example, so as to avoid small allocations or to increase existing below-target allocations before building new positions.

If the Advisor's ability to make allocations to Managers or Portfolio Funds is limited or restricted, the Fund’s investment objective, and thus its returns, could be negatively impacted.  Furthermore, because of these capacity limitations, it is likely that the Fund’s portfolio and the portfolios of other accounts managed by the Advisor will have differences in the specific investments held in their portfolios even when their investment objectives are the same or similar.  These distinctions will result in differences in portfolio performance.

Portfolio Valuation.  Shares in Portfolio Funds are generally valued based upon values or performance information provided by the Managers or their administrators, as the case may be.  However, such information may be subject to little independent verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles.  In addition, these entities may not provide estimates of the value of Portfolio Funds, or may do so irregularly, with the result that the values of such investments may be estimated by, and at the discretion of, the Administrator or the Advisor.  Certain securities or investments, particularly those for which market quotations may not be readily available, may be difficult to value.  Because of overall size, concentration in particular markets and maturities of positions held by the Fund through the Portfolio Funds, the value at which their investments can be liquidated may differ, sometimes significantly, from the interim valuations obtained by the Fund.  In addition, the timing of liquidations may also affect the values obtained on liquidation.  Securities held by Portfolio Funds may routinely trade with bid-offer spreads that may be significant.  In addition, the Portfolio Funds may hold loans or privately placed securities for which no public market exists.  Accordingly, the values of Portfolio Funds provided to the Fund may be subject to an upward or downward adjustment based on information reasonably available at that time or following the auditing of Portfolio Funds' financial records.  There can therefore be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments.  See "Calculation of Net Asset Value; Valuation."

Ownership of Underlying Investments.  When deciding whether to invest, or continue investing in, Portfolio Funds, the Advisor carries out no independent investigation of the ownership of the assets of the Portfolio Fund or the administrator to the Portfolio Fund.  Instead, the Advisor relies on audited accounts and other financial information provided to it by the Portfolio Fund.  In the event that Portfolio Funds do not own or there is a defect in the ownership of the underlying investments, this could have an adverse impact on the ability of the Fund to achieve its investment objective.

Disposition of Securities of Portfolio Funds.  In connection with the disposition of securities of Portfolio Funds, the Fund may be required to make representations about the business and financial affairs of the relevant Portfolio Fund typical of those made in connection with the sale of any security or business.  The Fund may also be required to indemnify the purchasers of such securities of the Portfolio Fund to the extent that any such representation turns out to be inaccurate.  These arrangements may result in contingent liabilities, which may ultimately have to be funded by the Fund.

Currency Hedging.  Where Portfolio Funds offer shares denominated in currencies other than the U.S, Dollar, the Portfolio Fund may endeavor to hedge its exposure to such currency.  The Fund will have no control over the manner in which such Portfolio Fund accounts for the profits, losses, and expenses associated with such hedging activities.  It is possible that there could be cross liability among all classes of shares of such Portfolio Fund, and thus, the costs associated with such hedging activities may be allocated to the class of shares held by the Fund, even when such hedging activities do not directly relate to such class in the event that the assets of the relevant class are insufficient to meet such losses and expenses.  As a result, the performance of such Portfolio Fund (and, thus, the performance of the Fund) could be adversely affected.

Increasing Size and Maturity of Hedge Fund Markets.  The identification of attractive investment opportunities is difficult and involves a high degree of uncertainty.  The growth in recent years in the number of hedge funds and assets managed by such funds, together with the increase in other market participants (such as the proprietary desks of investment banks) may reduce the opportunities available for the Advisor and the Managers to make certain investments or adversely affect the terms upon which investments can be made.  This could reduce the ability of the Fund to generate returns and/or reduce the quantum of these returns.  Historic opportunities for some or all hedge fund strategies may be eroded over time while structural and/or cyclical factors may reduce opportunities for the Advisor and the Managers temporarily or permanently.

In addition, it is possible that the Fund may have exposure to the same investment or securities through more than one Portfolio Fund.  Furthermore, the applicable Managers could take opposing positions with respect to such securities and thus the Fund’s exposure to such underlying security or investment could move against each other.

Non-U.S. Exchange Risk Exposure.  Although securities held by Portfolio Funds are typically denominated in U.S. Dollars, certain Portfolio Funds may invest in securities denominated, and may receive a portion of their income and gains, in currencies other than the U.S. Dollar.  A reduction in the value of such other currencies relative to the U.S. Dollar prior to conversion into U.S. Dollars, as applicable, would adversely affect the NAV of the Portfolio Fund and correspondingly, the NAV of the Fund.  The Fund does not expect to hedge the exchange exposure related to any Portfolio Funds.  To the extent that the Managers themselves seek to hedge non-U.S. exchange risk exposure, they may not be able to do so.

Use of Financing Arrangements by Portfolio Funds.  A number of Portfolio Funds depend upon the availability of credit to finance their investment strategies.  The prime brokers, banks and dealers that may provide financing to Portfolio Funds can apply essentially discretionary margin or other valuation policies.  Changes by financing providers to these policies, or the imposition of other credit limitations or restrictions, may result in margin calls, loss of financing, forced liquidation of positions at disadvantageous prices or termination or cross defaults of transactions with the same or other dealers.  These adverse effects may be compounded in the event that such limitations or restrictions are imposed suddenly and/or by multiple dealers or counterparties around the same time.  For additional information regarding recent events affecting the availability of financing, see "General Market Risks."

Brokerage Commissions and Transaction Costs.  In selecting brokers or counterparties to effect portfolio transactions, Portfolio Funds will be likely to consider such factors as price, the ability to effect the transaction, the reliability and financial responsibility and any research products or services provided.  Such products and services generally may be of benefit to the Portfolio Funds in question or to other clients of the relevant Manager but may not directly relate to transactions executed on behalf of such Portfolio Fund.  Accordingly, if the Manager determines in good faith that the amount of commissions or transaction fees charged by the entity is reasonable in relation to the value provided, the relevant Portfolio Funds may pay an amount greater than that charged by another entity.

Concentration of Investment Portfolio.  Because Portfolio Funds may have the ability to concentrate their investments by investing an unlimited amount of their assets in a single issuer, sector, market, industry, strategy, country or geographic region, the overall adverse impact on such Portfolio Funds, and correspondingly on the Fund, of adverse movements in the value of the securities of a single issuer, sector, market, industry, strategy, country or geographic region will be considerably greater than if such Portfolio Funds were not permitted to concentrate their investments to such an extent.  By concentrating in a specific issuer, sector, market, industry, strategy, country or geographic region, Portfolio Funds will be subject to the risks of that issuer, sector, market, industry, strategy, country or geographic region, such as rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings, and may be more susceptible to risks associated with a single economic, political or regulatory circumstance or event than a more diversified portfolio might be.  Moreover, a number of Portfolio Funds might accumulate positions in the same or a related investment at the same time, compounding such risk.  In addition, the Fund is permitted to make direct investments, including, without limitation, in single security positions.  It is possible for the Fund to have a portion of its assets concentrated in a single issuer or security, and thus be subject to a similar concentration risk.

Risks Related to Investment Strategies

This section discusses risks relating to the long/short equity strategy and other types of investment strategies that are made by the Portfolio Funds.  It is possible that Portfolio Funds will engage in an investment strategy that is not described below, and any such investment strategy will be subject to its own particular risks.

Long/Short Equity.  Long/short equity strategies generally seek to generate capital appreciation through the establishment of both long and short positions in equities or fixed income, by purchasing undervalued securities and selling overvalued securities to generate returns and to hedge out some portion of general market risk.  If a Manager's analysis is incorrect or based on inaccurate information, these investments may result in significant losses to the Portfolio Funds.  Since a long/short strategy involves identifying securities that are generally undervalued (or, in the case of short positions, overvalued) by the marketplace, the success of the strategy necessarily depends upon the market eventually recognizing such value in the price of the security, which may not necessarily occur, or may occur over extended time frames that limit profitability.  Positions may undergo significant short-term declines and experience considerable price volatility during these periods.  In addition, long and short positions may or may not be related.  If the long and short positions are not related, it is possible to have investment losses in both the long and short sides of the portfolio.  Long/short strategies may increase the exposure of the Fund or Portfolio Funds to risks relating to Strategic Transactions, leverage, portfolio turnover, concentration of investment portfolio and short-selling.  These risks are further described in this section under their respective headings.

General.  Certain of the Managers will, among other things, seek to utilize specialized investment strategies, follow allocation methodologies, apply investment models or assumptions, achieve a certain level of performance relative to specified benchmarks, and enter into hedging and other strategies intended, among other things, to affect the Portfolio Fund’s performance, risk levels, and/or market correlation.  There can be no assurance that any Manager will have success in achieving any goal related to such practices.  The Managers may be unable to, or may choose in their judgment, not to seek to achieve such goals.

The success of a Manager's trading activities will depend on, among other things, the Manager's ability to identify overvalued and undervalued investment opportunities and to exploit price discrepancies in the capital markets.  Identification and exploitation of the investment strategies to be pursued by a Manager involves a high degree of uncertainty.  No assurance can be given that the Managers will be able to locate suitable investment opportunities in which to deploy all their capital.  A reduction in the volatility and pricing inefficiency of the markets in which a Manager may seek to invest, as well as other market factors, will reduce the scope for a Manager's investment strategies.  Furthermore, certain investment strategies involve counterparty risk (i.e., the risk that the counterparty fails to fulfill its contractual obligations under the terms of the instrument) and such instrument may not perform in the manner expected by the counterparties, thereby resulting in greater loss or gain to the investor.

Convertible Arbitrage.  This strategy entails the risk that the Managers are incorrect as to the relative valuation of the convertible security and the underlying equity securities or that factors unrelated to the issuer, such as actions of the Federal Reserve or government agencies, may have unexpected impacts on the value of the fixed income or equity markets, potentially adversely affecting the Fund’s hedged position.  Recent market events have caused hedge funds to sell large amounts of convertible securities, which has adversely affected the market price of convertible securities.

Merger or Event Driven Arbitrages.  The Portfolio Funds may invest in companies involved in (or which are the target of) acquisition attempts or takeover or tender offers or mergers or companies involved in work-outs, liquidations, demergers, spin-offs, reorganizations, bankruptcies, share buy-backs and other capital market transactions or "special situations."  The level of analytical sophistication, both financial and legal, necessary for a successful investment in companies experiencing significant business and financial distress is unusually high.  There is no assurance that the Managers will correctly evaluate the nature and magnitude of the various factors that could, for example, affect the prospects for a successful reorganization or similar action.  There exists the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price of the security or other financial instrument in respect of which such distribution is received.  Similarly, if an anticipated transaction does not in fact occur, or takes more time than anticipated, the Portfolio Funds may be required to sell their investment at a loss.  As there may be uncertainty concerning the outcome of transactions involving financially troubled companies in which the Portfolio Funds may invest, there is potential risk of loss by the Portfolio Funds of their entire investment in such companies.  In some circumstances, investments may be relatively illiquid making it difficult to acquire or dispose of them at the prices quoted on the various exchanges.  Accordingly, the Portfolio Funds' ability to respond to market movements may be impaired and consequently the Portfolio Funds may experience adverse price movements upon liquidation of their investments, which may in turn adversely affect the Portfolio Funds.  Settlement of transactions may be subject to delay and administrative uncertainties.  An investment in securities of a company involved in bankruptcy or other reorganization and liquidation proceedings ordinarily remains unpaid unless and until such company successfully reorganizes and/or emerges from bankruptcy, and the Fund may suffer a significant or total loss on any such investment during the relevant proceedings.

Investing in securities of companies in a special situation or otherwise in distress requires active monitoring by the Managers of such companies and may, at times, require active participation by the Portfolio Funds (including by way of board membership or corporate governance oversight) in the management or in the bankruptcy or reorganization proceedings of such companies.  Such involvement may restrict the Portfolio Funds' ability to trade in the securities of such companies.  It may also prevent the Portfolio Funds from focusing on matters relating to other existing investments or potential future investments of the Portfolio Funds.  In addition, as a result of their activities, the Portfolio Funds may incur additional legal or other expenses, including, but not limited to, costs associated with conducting proxy contests, public filings, litigation expenses and indemnification payments to the investment manager or persons serving at the investment manager's request on the boards of directors of companies in which the Portfolio Funds have an interest.  It should also be noted that any such board representatives have a fiduciary duty to act in the best interests of all shareholders, and not simply the Portfolio Funds, and thus may be obligated at times to act in a manner that is adverse to the Fund’s interests.  The occurrence of any of the above events may have a material adverse effect on the performance of the Fund and consequently on the returns to Shareholders.

Fixed Income Arbitrage.  Fixed income arbitrage strategies generally involve analyzing the relationship between the prices of two or more investments. To the extent the price relationships between such investments remain constant, little or no gain or loss on the investments will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss.

Volatility Arbitrage Strategies.  The success of volatility arbitrage strategies depends on the ability of the Managers to accurately assess the relative value of a security in relation to its historical trading range.  However, even if the Managers make an accurate assessment of a security's historical trading range, the security may strike a new trading range, resulting in the failure of the volatility arbitrage strategy with respect to that security.  The simultaneous failure of volatility arbitrage strategies among a number of securities may result in significant losses to the Portfolio Funds.

Statistical Arbitrage Strategies.  The success of statistical arbitrage is heavily dependent on the mathematical models used by the Managers in seeking to exploit short-term and long-term relationships among stock prices and volatility.  Models that have been formulated on the basis of past market data may not be predictive of future price movements.  The Managers may select models that are not well-suited to prevailing market conditions.  Furthermore, the effectiveness of such models tends to deteriorate over time as more traders seek to exploit the same market inefficiencies through the use of similar models.  In addition, in the event of static market conditions, statistical arbitrage strategies are less likely to be able to generate significant profit opportunities from price divergences between long and short positions than in more volatile environments.

Overlay (GTAA).  The success of a GTAA strategy depends, in part, on the Managers' ability to accurately analyze the correlation between various global equity, bond and currency markets.  If the Manager's correlation analysis proves to be incorrect, losses in the strategy may be significant and may exceed the anticipated risk level of market exposure for the GTAA strategy.  In addition, the GTAA strategy may expose the Portfolio Funds to a higher degree of risk relating to Strategic Transactions.

Short-Selling.   Short-selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date.  Short-selling necessarily involves certain additional risks.  However, if the short seller does not own the securities sold short (an uncovered short sale), the borrowed securities must be replaced by securities purchased at market prices in order to close out the short position, and any appreciation in the price of the borrowed securities would result in a loss.  Uncovered short sales expose the Fund to the risk of uncapped losses until a position can be closed out due to the lack of an upper limit on the price to which a security may rise.  Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.  There is the risk that the securities borrowed by the Portfolio Funds in connection with a short-sale must be returned to the securities lender on short notice.  If a request for return of borrowed securities occurs at a time when other short-sellers of the security are receiving similar requests, a ''short squeeze'' can occur, and the Portfolio Funds may be compelled to replace borrowed securities previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received at the time the securities were originally sold short.

The SEC recently issued an emergency order that temporarily prohibited any person from short-selling certain publicly traded common equity securities. This prohibition has since expired; however, the imposition of another such emergency order may limit a Manager's ability to engage in short sales pursuant to the Portfolio Funds' investment objective or negatively impact the return on an investment in which the Manager has sold a security short.

Leverage.   The use of leverage by the Portfolio Funds can substantially increase the adverse impact of risks to which an investment in the Fund may be subject.  The cumulative effect of the use of leverage by Portfolio Funds in a market that moves adversely to such Portfolio Funds could result in a substantial loss to the Fund, which would be greater than if the Portfolio Funds were not leveraged.  As a result, if the Fund’s losses with respect to any Portfolio Fund were to exceed the amount of capital invested in that Portfolio Fund, the Fund could lose its entire investment.  Leverage increases the risk and volatility of Portfolio Funds and, as a consequence, the Fund’s risk and volatility.  To the extent that Portfolio Funds use leverage, the rates at which they can borrow will affect their returns.  In the event of a sudden, precipitous drop in value of a Portfolio Fund's assets, the Portfolio Fund might not be able to liquidate assets quickly enough to repay its borrowings, further magnifying the losses incurred by the Portfolio Fund, and therefore the losses incurred by the Fund.

Special Situations.  In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, take considerable time or result in a distribution of cash or a new security the value of which will be less than the purchase price to the Portfolio Fund of the security or other financial instrument in respect of which such distribution is received.  Similarly, if an anticipated transaction does not in fact occur, the Portfolio Fund may be required to sell its investment at a loss.  Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Portfolio Fund may invest, there is a potential risk of loss by the Portfolio Fund of its entire investment in such companies.

General Market Risks

Market Risk.  Market risk is risk associated with changes in, among other things, market prices of securities or commodities or foreign exchange or interest rates and there are certain general market conditions in which any investment strategy is unlikely to be profitable.  From time to time, multiple markets could move together against the Fund’s investments, which could result in significant losses.  Such movement would have a material adverse effect on the performance of the Fund and returns to Shareholders. The Advisor has no ability to control such market conditions.

General economic and market conditions, such as currency and interest rate fluctuations, availability of credit, inflation rates, economic uncertainty, changes in laws, trade barriers, currency exchange controls and national and international conflicts or political circumstances, as well as natural disasters, may affect the price level, volatility and liquidity of securities.  Economic and market conditions of this nature could result in significant losses for the Fund, which would have a material adverse effect on the performance of the Fund and returns to Shareholders.

Certain types of fixed income securities and other credit instruments may be subject to heightened liquidity risk arising from the credit crisis initially occurring during 2007 and 2008.  Such investments include collateralized debt obligations ("CDOs"), collateralized bond obligations ("CBOs"), collateralized loan obligations, high-yield bonds, debt issued in leveraged buyout transactions, mortgage and asset-backed securities, and short-term asset-backed commercial paper, which became very illiquid in the latter half of 2007 and in 2008.  General market uncertainty and consequent re-pricing of risk led to market imbalances between sellers and buyers, which in turn resulted in significant valuation uncertainties in mortgage and credit-related securities and other instruments.  These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many instruments remaining illiquid and of uncertain value.  Additionally, the federal rescue of the Federal Home Loan Mortgage Corporation ("FHLMC"), commonly referred to as "Freddie Mac," the Federal National Mortgage Association ("FNMA"), commonly referred to as "Fannie Mae," and American International Group, as well as the filing of bankruptcy by Lehman Brothers Holdings Inc. and the concern that other financial institutions are also experiencing severe economic distress and that the global financial system is under stress have led to significant market volatility and disruption and thus further increase the illiquidity of any investments in issuers that are thinly capitalized.

The recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity.  Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable.  Legislation or regulation may also change the way in which the Fund itself is regulated.  Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions.  The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.  Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund.  The Advisor will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that they will be successful in doing so.

The current financial market situation, as well as various social, political and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets (and in particular the housing and mortgage markets) and may cause further economic uncertainties in the United States and worldwide.  It is difficult to predict how long the financial markets will continue to be affected by these events and the Advisor cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets.  Given the risks described above, an investment in the Shares may not be appropriate for all prospective investors.  Such market conditions and the above factors may increase the level of difficulty encountered in valuing such securities and other credit instruments which could result in sudden and significant valuation increases or declines in the NAV of the Fund.

The prices of the Portfolio Funds' investments, and therefore the NAV of the Fund, can be highly volatile.  Price movements of forward contracts, futures contracts and other derivative contracts in which the Fund may invest are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies.  In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments and interest rate-related futures and options.  Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations.  Moreover, since internationally there may be less government supervision and regulation of worldwide stock exchanges and clearinghouses than in the U.S., the Fund also is subject to the risk of the failure of the exchanges on which their positions trade or of their clearinghouses, and there may be a higher risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Global stock and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. The recent instability in the credit markets has made it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations.  There is a risk that such issuers will be unable to successfully complete such financing or refinancing.  In particular, because of the current conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.  There is also a risk that developments in sectors of the credit markets in which the Portfolio Funds do not invest may adversely affect the liquidity and the value of securities in sectors of the credit markets in which the Portfolio Funds do invest, including securities owned by the Portfolio Funds.

The debt and equity capital markets in the United States have been negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market, among other things.  These events, along with the deterioration of the housing market, the failure of major financial institutions and the resulting United States federal government actions have led to worsening general economic conditions, which have materially and adversely impacted the broader financial and credit markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular.  These recent events have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for issuers of debt to finance their operations.  These developments may increase the volatility of the value of securities owned by the Fund.  These developments also may make it more difficult for the Fund to accurately value their securities or to sell their securities on a timely basis.  These developments could adversely affect the ability of the Portfolio Funds to borrow for investment purposes, if they chose to do so, and increase the cost of such borrowings, which would reduce returns to Shareholders.  These developments have adversely affected the broader economy, and may continue to do so, which in turn may adversely affect the ability of issuers of securities owned by the Portfolio Funds to make payments of principal and interest when due, lead to lower credit ratings and increased defaults.  Such developments could, in turn, reduce the value of securities owned by the Portfolio Funds and adversely affect the NAV of the Fund's Shares.  In addition, the prolonged continuation or further deterioration of current market conditions could adversely impact the Portfolio Funds' portfolio.

Portfolio Turnover

The Portfolio Funds may invest and trade their portfolio securities on the basis of certain short-term market considerations.  The Portfolio Funds are not generally restricted in effecting transactions by any limitation with regard to their respective portfolio turnover rates. The turnover rate of the Master Fund, through which the Fund previously invested substantially all of its assets as described above, for the fiscal year ended March 31, 2014 was [     ]%.

Limits of Risk Disclosure

The above discussion relates to various risks associated with the Fund and the Portfolio Funds and is not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund.  Prospective investors should read this entire Prospectus and the Agreement and Declaration of Trust and should consult with their own advisors before deciding whether to invest in the Fund.  In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

MANAGEMENT OF THE FUNDS

Board of Trustees

The Fund's Board has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations.

Advisor

Morgan Creek Capital Management, LLC  is the investment advisor for the Fund.  The Advisor, located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, is a North Carolina limited liability company.  As of December 31, 2013, the Advisor's assets under management were approximately $4.1 billion.

Advisory Agreement

The Fund is a party to an Advisory Agreement with the Advisor (the "Advisory Agreement").  Pursuant to the Advisory Agreement, the Advisor provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund, subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund; buys, retains and sells the Fund’s portfolio investments; select brokers or dealers to execute transactions; provides investment research; maintains or causes to be maintained all required books, records, and reports and other information required for the proper operation of the Fund; and furnishes all other services required in connection with management of the Fund.

The Advisory Agreement provides that the Fund will pay a monthly management fee in arrears calculated at an annual rate equal to 1.00% of the net assets of the Fund as of the last day of each month.  The basis for the Board of Trustees approval of the Advisory Agreement is available in the Funds’ Annual Report for the fiscal year ending March 31, 2014.

The Fund has entered into an Expense Limitation Agreement in which the Advisor has agreed to pay certain operating expenses of the Fund in order to maintain certain expenses at or below 1.35%, excluding amortization of acquired fund fees and expenses of the Fund's average net assets until July 31, 2022.  Expenses borne by the Advisor are subject to reimbursement by the Fund up to three years from the date the Advisor paid the expense, but no reimbursement will be made by the Fund at any time if it would result in its covered expenses exceeding the Expense Cap.  Expenses covered by the Expense Cap include all of the Fund's expenses  other than (i) Acquired Fund Fees and Expenses, (ii) any taxes paid by the Fund, (iii) expenses incurred directly or indirectly by the Fund as a result of expenses incurred by a Portfolio Fund, (iv) dividends on short sales, if any, and (v) any extraordinary expenses not incurred in the ordinary course of the Fund's business (including, without limitation, litigation expenses).

If within three years following a waiver or reimbursement, the operating expenses of the Fund that previously received a waiver or reimbursement from the Advisor is less than the expense limit for the Fund, the Fund is required to repay the Advisor up to the amount of fees waived or expenses reimbursed under the agreement.

Portfolio Manager

The personnel of the Advisor principally responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Advisor and its personnel maintain relationships with a large number of managers. The Advisor believes that, as a result of these contacts, the Fund should have access to a large number of Portfolio Funds from which to select.

The personnel of the Advisor who has primary responsibility for management of the Fund is:

Mark W. Yusko. Mr. Yusko is Chief Investment Officer and Chief Executive Officer of the Advisor since July 2004. Prior to forming the Advisor, Mr. Yusko was President and Chief Investment Officer of UNC Management Company, LLC, the endowment investment office for the University of North Carolina at Chapel Hill, from 1998 to 2004.  Previously, he was the Senior Investment Director for the University of Notre Dame Investment Office.  He holds an M.B.A. from the University of Chicago and a B.S. in biology and chemistry from the University of Notre Dame.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of shares of the Fund.

PERFORMANCE OF THE FUND
  (unaudited)

The following information is intended to help you understand the risks of investing in the Fund. The information illustrates the changes in the performance of the Fund’s shares from inception and compares the performance of the Fund’s shares to the performance of a securities market index over various periods of time. Past performance is not an indication of future performance.

Please visit www.morgancreekfunds.com for updated return information.

Morgan Creek Global Equity Long/Short Institutional Fund1
Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year3
20142	-0.11%	4.76%	-1.50%										3.08%
2013	2.29%	-0.14%	1.52%	0.36%	2.16%	-0.69%	1.42%	0.66%	4.87%	2.75%	4.17%	3.84%	25.64%
2012	2.42%	0.83%	0.91%	-0.25%	-1.92%	-0.29%	0.70%	1.07%	1.22%	-0.86%	0.57%	0.64%	5.07%
2011										3.30%4	-2.01%	-0.50%	0.72%

Returns	Fund	MSCI World 5	Historical Data	Fund	MSCI World
Year-to-Date	3.08%	0.77%	Cumulative Return	37.04%	51.61%
Annualized Since Inception	13.43%	18.11%	Standard Deviation6	6.44%	12.53%
			Largest Drawdown7	-2.50%	-10.24%
			Drawdown – number of months8	2	2

1	Prior to July 1, 2014, the Fund operated as part of a master-feeder structure.
2
Performance results and calculations after the Fund’s most recent fiscal year are unaudited. The principal value of the Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than the original cost. Returns are net of all expenses of the Fund, including the management fee, and reflect reinvestment of all distributions, the fee waiver and reimbursements, if applicable. Past performance does not guarantee future results and current performance may be lower or higher than the figures shown.

3	Cumulative return. Returns are net of all expenses of the Fund, including the management fee, and reflect reinvestment of all distributions, if applicable.
4	Inception date for the Fund is October 3, 2011.
5
MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. As of March 31, 2014, the index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. Broad-based securities indexes such as the MSCI World Index are unmanaged and are not subject to fees and expenses typically associated with managed investment company portfolios. It is not possible to invest directly in the MSCI World Index.

6	Measurement of the investment’s volatility.
7	The peak to trough decline of an investment.
8	Number of months of a peak to trough decline of an investment.

DISTRIBUTION ARRANGEMENTS

The Fund is offering Shares at an offering price equal to its then current NAV.   The Fund has entered into a Distribution Agreement (the "Distribution Agreement") with Town Hall Capital, LLC (the "Distributor"), an affiliate of the Advisor, to provide for distribution of the Shares on a reasonable best efforts basis, subject to various conditions.  The principal office of the Distributor is located at 301 West Barbee Chapel Road, Suite 200, Chapel Hill, North Carolina 27517. The Distributor has entered into selling agreements with Selling Agents that have agreed to participate in the distribution of the Shares.

Generally, the minimum required initial investment by each investor is $50,000, and the minimum subsequent investment is $25,000.  The Fund, in its sole discretion, may accept investments below these minimums.  A Selling Agent may establish higher minimum investment requirements than the Fund. It is the obligation of the Selling Agents to transmit orders received by them to the Distributor so they will be received in a timely manner.

The Fund, acting through the Distributor and the Administrator, will have the sole right to accept orders to purchase Shares and reserves the right to reject any order in whole or in part.  The offering may be terminated by the Fund or the Distributor at any time.

No market currently exists for the Shares.  The Shares will not be listed on any national securities exchange, and the Fund does not anticipate that a secondary market will develop for the Shares.  None of the Fund, the Advisor, the Distributor or the Selling Agents intends to make a market in the Shares. The Distributor has the exclusive right to distribute Shares through the Selling Agents.  The Distributor's obligation is an agency or "best efforts" arrangement under which neither the Distributor nor any Selling Agent is required to purchase any Shares.

A Selling Agent may engage one or more Sub-Selling Agents.  Selling Agents and Sub-Selling Agents may charge a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts.  Such a fee is not a sales charge or placement fee imposed by the Fund or a Selling Agent, and will be in addition to any fees charged or paid by the Fund.  The payment of any such fees, and their impact on a particular investor's investment returns, would not be reflected in the returns of the Fund.

Sub-Selling Agents also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Selling Agent or any other service provider of the Fund. Any terms and conditions imposed by a Sub-Selling Agent, or operational limitations applicable to such party, may affect or limit a Shareholder's ability to subscribe for Shares or tender Shares for repurchase, or otherwise transact business with the Fund. Investors should direct any questions regarding fees, terms and conditions applicable to their accounts, or relevant operational limitations to the Sub-Selling Agent.

The amounts of any such payments may vary among the Selling Agents.  The Advisor may use its management fee revenue, as well as its past profits or its other resources from any other source, to make payments with respect to any expenses incurred in connection with the distribution of Shares. The Advisor or its affiliates also may pay from their resources additional compensation to the Selling Agents and/or Sub-Selling Agents in connection with placement of Shares or servicing of Shareholders (if such Selling Agent or Sub-Selling Agent serves as a Sub-Servicing Agent and enters into a servicing agreement with the Servicing Agent, as discussed below). As to each investor referred by a Selling Agent and/or Sub-Selling Agent, or serviced by a Sub-Servicing Agent, such additional compensation may range up to an annual rate of 1% of the value of the Shares.

In some instances, these arrangements could result in receipt by the Selling Agents and/or Sub-Selling Agents and their respective personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which may be available with regard to, or paid in connection with. their placement of shares or interests of a different investment fund. Any Shareholder or prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of the intermediaries to view the Fund more positively relative to other investment funds not making payments of this nature or making smaller such payments.

Selling Agents that are members of FINRA may not accept any compensation in connection with the Fund's Shares that exceeds the underwriting compensation limit set by FINRA.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

Shareholders will automatically participate in under the Fund’s Dividend Reinvestment Plan (the “DRIP”) and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares of the Fund. State Street Bank and Trust Company (the "Agent") acts as the agent for participants under the DRIP.

Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid by wire or check mailed directly to the shareholder of record (or, if the shares are held in street or other nominee name, then to the nominee) by State Street Bank and Trust Company, as dividend disbursing agent.

The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions.

A shareholder may withdraw from the DRIP at any time. There will be no penalty for withdrawal from the DRIP and shareholders who have previously withdrawn from the DRIP may rejoin it at any time. Changes in elections must be in writing and should include the shareholder's name and address as they appear on the share certificate. An election to withdraw from the DRIP will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent distributions in cash. An election will be effective only for a distribution declared and having a record dated of at least 10 days after the date on which the election is received. A shareholder whose shares are held in the name of a broker or nominee should contact such broker or nominee concerning changes in that shareholder's election.

All correspondence concerning the DRIP should be directed to the Agent at One Lincoln Street, Boston, Massachusetts 02111.

ADMINISTRATION, ACCOUNTING, TRANSFER AGENT AND INVESTOR SERVICES AGREEMENTS

State Street Bank and Trust Company (the "Administrator", "State Street" or "Custodian"), whose principal business address is One Lincoln Street, Boston, Massachusetts 02111, provides various administrative, accounting, transfer agency and investor services to the Fund. The Administrator is paid a monthly fee at the annual rate of approximately .57% of the NAV for these and other services it provides to the Fund.

CUSTODIAN

State Street Bank and Trust Company, a Massachusetts company incorporated under the laws of the Commonwealth of Massachusetts, serves as the Custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board.  Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custodians in a securities depository, clearing agency or omnibus customer account.

FUND EXPENSES

The Fund pays all of its expenses other than those that the Advisor or an affiliate of the Advisor assumes, if any.  The expenses of the Fund  include, but are not limited to, all fees and expenses related to portfolio transactions and positions made in Portfolio Funds, including Portfolio Fund fees and expenses, and enforcing rights in respect of such investments; the management fee payable to the Advisor and the fee payable to the Administrator; brokerage commissions; interest and fees on any borrowings; Trustees' fees; directors' and officers' insurance; professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with tender offers and any repurchases of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund, all costs and charges for equipment or services used in communicating information regarding any of the Fund’s transactions between either of the Advisor and the Custodian (or other agent engaged by the Fund); bank services fees; expenses of preparing, printing, and distributing copies of this Prospectus, and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders' meetings; expenses of corporate data processing and related services; Shareholder recordkeeping and Shareholder account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the Independent Trustees; insurance premiums; and extraordinary expenses such as litigation expenses. The Fund may need to sell portfolio securities to pay fees and expenses, which could affect investment returns to Shareholders of the Fund.

The Fund has entered into an Expense Limitation Agreement in which the Advisor has agreed to pay certain operating expenses of the Fund in order to maintain certain expenses below specified levels.  See "Management of the Fund – Advisory Agreement".

The Advisor bears all of its expenses and its own costs incurred in providing investment management services to the Fund, including travel and other expenses related to the selection and monitoring of Portfolio Funds.  In addition, the Advisor is responsible for the payment of the compensation and expenses of those Trustees and officers of the Fund affiliated with the Advisor, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Portfolio Funds will bear various fees and expenses in connection with their operations.  These fees and expenses are similar to those incurred by the Fund.  In addition, the Portfolio Funds will pay asset-based fees to their Managers and generally may pay performance-based fees or allocations to their Managers, which effectively reduce the investment returns of the Portfolio Funds.  These expenses, fees, and allocations are in addition to those incurred by the Fund itself.  As an investor in the Portfolio Funds, the Fund will indirectly bear a portion of the expenses and fees of the Portfolio Funds.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to or debited against each Shareholder's capital account.

VOTING

Each Shareholder of the Fund will have the right to cast a number of votes based on the value of such Shareholder's investment percentage in the Fund at any meeting of its Shareholders called by the (i) majority of the Board or (ii) Shareholders holding at least 51% of the total number of votes eligible to be cast by all Shareholders.  Shareholders will be entitled to vote on any matter on which stockholders of a registered investment company organized as a corporation would be entitled to vote, including the selection of Trustees and the approval of the Advisory Agreement.  Notwithstanding their ability to exercise their voting privileges, Shareholders are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

ELIGIBLE INVESTORS

Each prospective investor will be required to complete the Fund's subscription agreement ("Subscription Agreement") and satisfy the investor eligibility standards set forth therein in order to be permitted to invest in the Fund.

An investment in the Fund involves risks and it is possible that an investor may lose some or all of its investment.  In addition, an investment in the Fund is not liquid and investors should provide for adequate liquidity outside of their investment in the Fund to meet their foreseeable liquidity needs.  Before making an investment decision, an investor and/or its adviser should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and (ii) consider factors such as its personal net worth, income, age, risk tolerance, and liquidity needs.  See "General Risks" and "Additional Risks."  Short-term investors and investors who cannot bear the loss of some or all of their investment and/or the risks associated with a lack of liquidity should not invest in the Fund.

Generally, the Subscription Agreement requires that an investor certify that it is an "accredited investor" as defined in Regulation D under the 1933 Act and a "qualified client" within the meaning of Rule 205-3 under the Advisers Act.  An "accredited investor" includes, among other investors, an individual who has: (i) a net worth (or a joint net worth with that person's spouse), immediately prior to the time of purchase, in excess of $1 million, excluding the value of the primary residence; or (ii) income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year.  A "qualified client" means an individual or company (other than an investment company) that has a net worth (or in the case of an individual a joint net worth with the individual's spouse) of more than $1,500,000, or that meets certain other qualification requirements set forth in the Fund’s Subscription Agreement.  Other categories of "accredited investor," "qualified client" or other eligible investor standards applicable to companies and other investors are set forth in the Subscription Agreement.  Additional requirements are set forth in the form of Subscription Agreement.  Investors who meet the qualifications set forth in the form of Subscription Agreement are referred to in this Prospectus as "eligible investors."

All prospective investors must complete a Subscription Agreement in which they certify that, among other things, they meet the foregoing requirements and that they will not transfer their Shares (or any portion thereof) except in accordance with the Agreement and Declaration of Trust.  Existing Shareholders who request to purchase additional Shares are required to qualify as eligible investors and to complete an additional Subscription Agreement prior to the additional purchase.

PURCHASING SHARES

The minimum initial investment in the Fund from each investor is $50,000, and the minimum additional investment in the Fund is $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Advisor or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Advisor. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $50,000.

Shares will generally be offered for purchase at NAV as of the first Business Day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.  The Board may also suspend or terminate the sale of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash.  Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due prior to the proposed acceptance of the purchase.  A prospective investor must submit a completed Subscription Agreement before the acceptance date set by the Fund, and a Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement.  The Fund reserves the right, in its sole discretion, to reject in whole or in part, any subscription to purchase Shares in the Fund at any time.  Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received.  Cleared funds must be available in such account no later than five Business Days prior to the particular subscription date or such other date as the Distributor may determine in its sole discretion and communicate to investors (the "Subscription Period").  Subscriptions received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund will be held by an agent for the Fund.  Any interest earned in such instances will be credited to the Fund and not the investor.  During the Subscription Period for the initial closing, the Fund may use cleared funds for investments in Portfolio Funds.  During this period, all Shares will be issued at the same price.

Selling Agents also may impose fees (subject to the underwriting compensation limit set by FINRA applicable to its members), terms and conditions on investor accounts and investments in the Fund that are in addition to the fees, terms and conditions set forth in this Prospectus.  Such terms and conditions are not imposed by the Fund, the Distributor or any other service provider of the Fund.  Any terms and conditions imposed by a Selling Agent, or operational limitations applicable to such party, may affect or limit a Shareholder's ability to subscribe for Shares, or otherwise transact business with the Fund.  Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the Selling Agent.

REPURCHASES OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Fund to redeem the Shares.  No public market for Shares exists, and none is likely to develop in the future.  Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases

The Fund may, from time to time, repurchase Shares from its Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion.  In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Advisor as to the timing of such an offer, as well as a variety of operational, business and economic factors.  The Advisor generally recommends to the Board that the Fund offer to repurchase Shares from Shareholders quarterly on the last Business Day of March, June, September and December.  However, the Fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions or when Portfolio Funds suspend redemptions.

The Fund will require that each tendering Shareholder tender a minimum of $50,000 worth of Shares.

In determining whether to accept the Advisor's recommendation to repurchase interests, the Board may consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund's assets (including fees and costs associated with withdrawing from Portfolio Funds);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund's interests in underlying Portfolio Funds;

•	the conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Advisor.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines, in its sole discretion, to be fair to the Fund and to all Shareholders of the Fund.  The value of a Shareholder's Shares that are being repurchased will be equal to their aggregate NAV as of the Valuation Date.  When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders, either in a mailing or through a publication of a summary advertisement in a newspaper, describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.  Shareholders deciding whether to tender Shares during the period that a tender offer is open may obtain the estimated aggregate NAV of their Shares by contacting the Administrator during the period at the contact number provided in the Shareholder's repurchase materials.

Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from its Shareholders.  The Fund does not impose any charges in connection with repurchases of Shares.

In the event that the Fund makes a redemption in-kind, only securities listed on a national securities exchange may be used to satisfy an in-kind distribution and such securities will be valued as of their closing price as quoted by the exchange on which such securities are listed on the day of the redemption.   Shareholders may incur tax liability and will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities. Shareholders may be unable to liquidate such securities in a timely manner and may receive a lower price upon liquidation of such securities than the value at which such securities were distributed to Shareholders by the Fund.

In light of liquidity constraints associated with investments in Portfolio Funds and that the Fund may have to effect withdrawals from those funds to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•
If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each Shareholder a tender offer or publish a summary advertisement in a newspaper that explains the terms and conditions of the tender offer.  This tender offer will be sent to Shareholders or published at least 20 Business Days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender Shares to the Fund.

•
A Shareholder choosing to tender Shares for repurchase must do so within the Notice Date Period, which generally will be between 115 to 95 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of March, June, September or December.  Shares or portions of them will be valued as of the Valuation Date.  This means, for example, that the Notice Date Period for a tender offer having a December 31 Valuation Date would be between September 7 and September 27.

•
Promptly after the Notice Date Period, the Fund will issue to each Shareholder whose Shares (or portion of them) have been accepted for repurchase a repurchase instrument (the "Repurchase Instrument"), which will be held by an agent of the Fund, entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date (the "Payment Amount"), of the repurchased Shares.

•
The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable.  A Shareholder who receives a Repurchase Instrument (the "Payee") shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date.  Except as otherwise provided in the Repurchase Instrument, such Payee shall not be a Shareholder of the Fund and shall have no other rights (including, without limitation, any voting rights) under the Fund's Agreement and Declaration of Trust.  For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses that the Payee would have been allocated for tax and book purposes had the Payee remained the owner of the repurchased Shares until the Valuation Date.  If the Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date shall become the date on which the Fund is liquidated or dissolved and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

•
The initial payment (the "Initial Payment") with respect to the Repurchase Instrument will be made in an amount equal to a certain amount of the estimated value of the Repurchase Instrument (or portion thereof), determined as of the last business day of the quarter in which the Notice date period took place .  The Initial Payment will be made as of the later of (1) approximately the 35th day after the Valuation Date, or (2) in the sole discretion of the Board of the Fund, if the Fund had requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 90% of the aggregate amount so requested to be withdrawn by the Fund from the Portfolio Funds.

•
The second and final payment (the "Final Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund's financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment.  The Advisor anticipates that the annual audit of the Fund's financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•
Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.  The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Portfolio Funds of securities listed on a national securities exchange that the Fund cannot liquidate itself prior to making the distribution.

If modification of the Fund's repurchase procedures as described above is deemed necessary to comply with regulatory requirements or otherwise advisable, the Board will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

In the event that the Advisor or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any tender offer made by the Fund.

A Shareholder tendering only a portion of its Shares for repurchase will be required to continue to hold Shares with a value of at least $25,000 (or any lower amount equal to the Shareholder's initial subscription amount) after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the value of the Shareholder's Shares is above the minimum or to repurchase all of the Shareholder's Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund's investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Fund incurring redemption, withdrawal or similar fees charged by one or more Portfolio Funds.

The Agreement and Declaration of Trust grants the Board the authority to repurchase the Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Board in its sole discretion determines that:

•	the Shares had been transferred or vested in any person in violation of the Fund's Agreement and Declaration of Trust;

•
ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
ownership of the Shares by the Shareholder would cause the Fund to be subject to additional regulatory or compliance requirements imposed by laws other than the 1933 Act, the Securities Exchange Act of 1934 or the 1940 Act; or

•	if such repurchase would be in the best interest of the Fund, including, without limitation, in connection with the liquidation or termination of the Fund.

Transfers of Shares

A Shareholder may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including, without limitation, through any swap, structured note or any other derivative transaction) of all or any of its Shares, including, without limitation, any portion of a Share (such as a right to distributions), to any person (collectively a "Transfer" and each a "Transferee"), except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of such Shareholder or a Transfer that is effected with the express written consent of the Board, which consent may be withheld in its sole and absolute discretion. No assignee, purchaser or Transferee may be admitted as a substitute Shareholder, except with the written consent of the Board, which consent may be given or withheld in its sole and absolute discretion.  No Transfer will be permitted unless the Board of the Fund concludes that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes.  Any Transfer made or purported to be made that is in violation of the Fund's Agreement and Declaration of Trust shall be void and of no effect.  To the extent any Shareholder, Transferee or successor Shareholder is purported to have transferred any economic interest in the Fund in violation of such Fund's Agreement and Declaration of Trust, such Fund shall not recognize such action and the Board may terminate all or any part of the Share of such Shareholder, Transferee or successor Shareholder at no value or such value as the Board determines in its sole and absolute discretion and the Shareholder, Transferee or successor Shareholder will forfeit all or such portion of its capital account in connection with such termination as determined by the Advisor in connection therewith.

With respect to a Repurchase Instrument or a Compulsory Repurchase Instrument, a Shareholder may not Transfer all or any portion of the Repurchase Instrument or the Compulsory Repurchase Instrument to any person, except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of the Shareholder or a Transfer that is effected with the written consent of the Board, which consent may be given or withheld in the Board's sole and absolute discretion.

The Board has delegated its decision making authority on Transfers to officers of the Fund and the Advisor. However, such delegation is subject to revocation by the Board at any time.

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund calculates its NAV as of the last Business Day of each calendar month as noted below, and at such other times as the Board, upon advice from the Advisor, may determine, including in connection with repurchases of Shares.

In determining its NAV, a Fund's assets and liabilities are valued generally as of the last Business Day of each month as follows: (i) within 60 days after the last Business Day of each quarter for purposes of audited year-end financial statements, unaudited semi-annual reports and quarterly filings on Form N-Q, (ii) within 30 days after the last Business Day of each quarter for purposes of processing subscriptions and redemptions and calculating management fees, and (iii) at such other times as subscriptions and redemptions may be approved by the Fund.  See "Additional Risks – Risks Related to Portfolio Funds – Portfolio Valuation."

The NAV of the Fund will equal the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses.

The Valuation Committee of the Adviser oversees the valuation of the Fund’s investments, including interests in the Portfolio Funds, in accordance with written policies and procedures (the "Valuation Procedures") that the Board has approved for purposes of determining the value of securities held by the Fund, including, if applicable, the fair value of the Fund’s investments in Portfolio Funds.  The valuation of the Fund's investments in Portfolio Funds is ordinarily calculated by State Street Bank and Trust Company in its capacity as the Fund’s independent administrator, in consultation with the Advisor. The valuation procedures of the Portfolio Funds in which the Fund invests are reviewed by the Advisor.  The Fund's investments are ordinarily based upon valuations provided to it by the Managers of such Portfolio Funds or, in many cases, the administrators of those Portfolio Funds.  As a general principle, the fair valuation of an asset should reflect the amount that the Valuation Committee determines the Fund might reasonably expect to receive for the asset from the current sale of that asset in an arm's-length transaction, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA, Keogh Plan, or other plan that is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, "Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

A Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs. In addition, a Plan fiduciary should consider whether an investment in the Fund will result in any unrelated business taxable income ("UBTI") to the Plan. See "Certain Tax Considerations."

THE FUND'S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISOR OR ANY OF ITS AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

CERTAIN TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not U.S. persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are encouraged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund qualifies as a RIC under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2 % of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a non-deductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund expects that a substantial portion, and possibly all of its gains from the Portfolio Funds will be treated as ordinary income.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. Distributions of the Fund's income derived from the Portfolio Funds as well as gains from the disposition of the Portfolio Funds with respect to which the Fund has made a "mark-to-market" election will be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund.  It is expected that a substantial portion, and possibly all, of the Fund's distributions will be treated as ordinary income to its Shareholders.

The Fund may be able to make distributions of capital gains received from Portfolio Funds in which the Fund has made a "qualified electing fund" election as described in more detail below.  Such distributions will generally be taxable to Shareholders as long-term capital gain regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund.  A Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions that he or she receives from the Fund, regardless of how long the Shareholder has held shares in the Fund.  Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Portfolio Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See "Certain Tax Considerations – Distributions to Shareholders."

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S federal withholding tax at such lower rate as prescribed by applicable tax treaty, on distributions of the Fund's income derived from the Portfolio Funds. Each non-U.S. Shareholder must provide documentation to the Fund certifying its non-U.S. status.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis in the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Investments in Passive Foreign Investment Companies

The Fund may purchase interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund elects to either "mark-to-market" the shares that it holds in PFICs at the end of each taxable year or make a "qualified electing fund" election (a "QEF election") with respect to such shares.

The Fund expects to make the "mark-to-market" election with respect to most of the Portfolio Funds.  If the Fund makes such an election with respect to a PFIC, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until the disposition of the shares of the PFIC , at which point the loss will be treated as a capital loss. Although the Fund may only deduct capital losses in a given taxable year to the extent of capital gains, the Fund may carry forward remaining capital losses for up to eight years following the taxable year in which the loss was recognized. However, the Fund does not expect to generate significant capital gains from its investments.

As an alternative to the "mark-to-market election," in certain circumstances the Fund may be able make a QEF election with respect to the shares of a PFIC in which it owns shares.  If the Fund makes a QEF election, then the Fund must include in income for each year its pro rata share of the PFIC's ordinary earnings and net capital gain, if any, for the PFIC's taxable year that ends with or within the taxable year of the Fund, regardless of whether or not distributions were received from the PFIC by the Fund.  Losses of the PFIC would not pass through to the Fund on a current basis; however, the Fund may ultimately recognize such losses on a disposition of the shares of the PFIC.  The Fund would generally recognize capital gain or loss on the sale, exchange, or other disposition of the shares of a PFIC with respect to which the Fund made a QEF election.  Such gain or loss will be treated as long-term capital gain or loss if the Fund's holding period in the PFIC  shares is greater than one year at the time of the sale, exchange or other disposition.  In order for the Fund to make a QEF election, the PFIC must annually provide the Fund with certain information regarding the Fund’s share of the PFIC's net ordinary earnings and net long-term capital gain.  The Fund may not be able to obtain such information from any Portfolio Fund.  Therefore, there can be no assurance that the Fund will be able to make a QEF election with respect to any Portfolio Fund.

By making the mark-to-market election or the QEF election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of its interests in the Portfolio Funds in order to make the required distributions.

If the Fund does not make the "mark-to-market" election or the QEF election, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.  After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund.  Shareholders are generally taxable in their state of residence on their share of the Fund's income.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service (the "IRS") in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the operations of the Fund, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund.  Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with its overall investment plans.

PRIVACY POLICY OF THE FUND

The Fund is committed to maintaining the privacy of its current and former Shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how the Fund protects that information and why, in certain cases, the Fund may share such information with select parties.

The Fund obtains or verifies personal non-public information from and about you from different sources, including the following: (i) information the Fund receives from you or, if applicable, Selling Agents, on applications, forms or other documents; (ii) information about your transactions with the Fund, its affiliates or others; (iii) information the Fund receives from a consumer reporting agency; and (iv) your visits to the Fund’s or its affiliates' web sites.

The Fund does not sell or disclose to non-affiliated third parties any non-public personal information about its current and former Shareholders, except as permitted by law or as is necessary to respond to regulatory requests or to service member accounts. These non-affiliated third parties are required to protect the confidentiality and security of this information and to use it only for its intended purpose.

The Fund may share information with its affiliates or Selling Agents to service your account or to provide you with information about other products or services of the Advisor that may be of interest to you. In addition, the Fund restricts access to non-public personal information about its current and former Shareholders to those employees of the Advisor with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards that are designed to protect the non-public personal information of its current and former Shareholders, including procedures relating to the proper storage and disposal of such information.

If you are located in a jurisdiction where specific laws, rules or regulations require the Fund to provide you with additional or different privacy-related rights beyond what is set forth above, then the Fund will comply with those specific laws, rules or regulations.

INQUIRIES

Inquires concerning the Fund and the Shares (including procedures for purchasing the Shares) should be directed to:

Morgan Creek Capital Management, LLC
301 West Barbee Chapel Road
Chapel Hill, North Carolina 27517
(919) 933-4004

THE INFORMATION CONTAINED IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO NOTIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PART B

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

STATEMENT OF ADDITIONAL INFORMATION

July 1, 2014

301 West Barbee Chapel Road
Chapel Hill, NC 27517
(919) 933-4004

This Statement of Additional Information (“SAI”) is not a prospectus.  This SAI relates to and should be read in conjunction with the prospectus of Morgan Creek Global Equity Long/Short Institutional Fund dated July 1, 2014.  A copy of the prospectus may be obtained by contacting the Fund at (919) 933-4004.

TABLE OF CONTENTS
Page

INVESTMENT POLICIES AND PRACTICES	2

REPURCHASES OF SHARES	16

MANAGEMENT OF THE FUND	19

CONFLICTS OF INTEREST	26

CONFLICTS OF INTEREST RELATING TO THE MANAGERS	28

CODE OF ETHICS	29

PROXY VOTING POLICIES AND PROCEDURES	30

ERISA CONSIDERATIONS	30

CERTAIN TAX CONSIDERATIONS	31

PORTFOLIO TRANSACTIONS AND BROKERAGE	35

VALUATION	37

DISTRIBUTION	41

ADMINISTRATION, ACCOUNTING AND INVESTOR SERVICES AGREEMENTS	41

SERVICING AGENTS	41

CUSTODIAN	42

REPORTS TO SHAREHOLDERS	42

FISCAL YEAR	42

ACCOUNTANTS AND LEGAL COUNSEL	42

APPENDIX A – PROXY VOTING POLICY	A-1

APPENDIX B – FINANCIAL STATEMENTS	B-1

INVESTMENT POLICIES AND PRACTICES

Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end management investment company.  Morgan Creek Capital Management, LLC (the “Advisor”), a North Carolina limited liability company, serves as the Fund’s investment adviser.

Prior to July 1, 2014, the Fund sought to achieve its investment objective by investing all of its investable assets in a separate master fund, Global Equity Long/Short Master Fund (the “Master Fund”), a corresponding closed-end management investment company having the same investment objective as the Fund. The Fund invested in the Master Fund through a master-feeder investment fund structure. The Fund no longer operates under a “master-feeder” structure and instead invests directly in portfolio securities.

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Fund’s Agreement and Declaration of Trust.  A prospective investor and his or her advisors should carefully review the Agreement and Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions.

Fundamental Policies

The investment objective of the Fund is not a fundamental policy and may be changed without a Shareholder vote provided that Shareholders will be given written notice of such change prior to, or in connection with, the Fund's next tender offer.  The Fund has, however, adopted certain fundamental investment restrictions which cannot be changed without the vote of a majority of such Fund's outstanding voting securities, as defined in the 1940 Act.  Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at a meeting of Shareholders, of (i) 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) of more than 50% of the outstanding voting securities, whichever is less.

For the purpose of the Fund’s concentration policies, the Advisor considers the percentage of assets invested by the underlying Portfolio Funds in particular industries. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets or resulting from corporate actions such as a reorganization, merger, liquidation or otherwise, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy, and the Fund will not be required to sell securities due to subsequent changes in the value of securities it owns or such corporate actions. Under the Fund’s fundamental investment restrictions, the Fund may not:

(1)
invest more than 25% of its total assets in the securities of issuers in any one industry, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry.  For purposes of this restriction, neither the Fund's investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy (e.g., global macro and distressed securities) are deemed to be an investment in a single industry.  In addition, the Fund's investment in a master fund is not deemed to be an investment in a single industry;

(2)
underwrite securities of other issuers except insofar as the Fund technically may be deemed an underwriter under the 1933 Act in the sale of its own securities or in connection with the disposition of portfolio securities;

(3)
make loans to other persons, except that the acquisition of debt and other credit securities of all types or any similar instruments shall not be deemed to be the making of a loan, and except further that the Fund may lend its portfolio securities and enter into repurchase agreements, dollar rolls and similar transactions consistent with applicable law;

2

(4)
issue senior securities or borrow money other than as permitted by the 1940 Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, securities lending, when issued and forward commitment transactions and similar investment strategies;

(5)
purchase or sell commodities or contracts on commodities, except to the extent that the Fund may do so in accordance with applicable law, and the Fund may invest in Portfolio Funds that invest in commodities, contracts on commodities and commodity-linked securities; and

(6)
purchase or sell real estate, except that, to the extent permitted by applicable law, the Fund may invest in securities (i) directly or indirectly secured by real estate or interests therein, (ii) of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts and real estate operating companies or (iii) issued by Portfolio Funds that invest in real estate or interests therein, and the Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

Portfolio Securities and Other Investments

As discussed in the Prospectus, the Fund’s investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets.  In order to achieve its investment objective, the Fund invests in private funds and other pooled investment vehicles (collectively, the “Portfolio Funds”) managed by third-party investment managers ("Managers") that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon and equity securities that are consistent with the investment ideas of the Managers. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful.

Additional information regarding the types of securities and financial instruments in which the Advisor may invest the assets of the Fund and the Managers may invest the assets of the Portfolio Funds, and certain of the investment techniques that may be used by Managers, are set forth below.

Borrowing and Lines of Credit

The Fund may borrow money pursuant to a line of credit with a financial institution or other arrangement to purchase portfolio securities and for portfolio management purposes.  Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock.  The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through tender offers) if, immediately after doing so, it will have an asset coverage ratio of less than 300% or 200%, as applicable.  Under the 1940 Act, certain short-term borrowings (such as for the purpose of meeting redemption requests, for bridge financing of investments in Portfolio Funds or for cash management purposes) are not considered the use of investment leverage if (i) repaid within 90 days, (ii) not extended or renewed, and (iii) which are not in excess of 10% of the total assets of the Fund.

Commodities

The profitability of an investment in commodities depends on the ability of a Manager to analyze correctly the commodity markets, which are influenced by, among other things, changing supply and demand relationships, weather, changes in interest rates, trade policies, world political and economic events, and other unforeseen events.  Such events could result in large market movements and volatile market conditions and create the risk of significant loss.  A variety of possible actions by various government agencies can also inhibit profitability or can result in loss.  In addition, activities by the major power producers can have a profound effect on spot prices which can, in turn, substantially affect derivative prices, as well as the liquidity of such markets.  Moreover, investments in commodity and financial futures and options contracts involve additional risks including, without limitation, leverage (margin is usually only 5% to 15% of the face value of the contract and exposure can be nearly unlimited).  The Commodity Futures Trading Commission and futures exchanges have established limits referred to as "speculative position limits" on the maximum net long or net short position that any person may hold or control in particular commodity or financial futures contracts.  All of the positions held by all accounts owned or controlled by the Portfolio Funds will be aggregated for the purposes of determining compliance with position limits.  It is possible that positions held by the Portfolio Funds may have to be liquidated in order to avoid exceeding such limits.  Such modification or liquidation, if required, could adversely affect the operations and profitability of the Portfolio Funds.

3

Convertible Securities

Convertible securities are bonds, debentures, notes, or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Portfolio Fund is called for redemption or conversion, the Portfolio Fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party.

Convertible securities generally have less potential for gain or loss than common stocks. Convertible securities generally provide yields higher than the underlying common stocks, but generally lower than comparable non-convertible securities. Because of this higher yield, convertible securities generally sell at prices above their "conversion value," which is the current market value of the stock to be received upon conversion. The difference between this conversion value and the price of convertible securities will vary over time depending on changes in the value of the underlying common stocks and interest rates. When the underlying common stocks decline in value, convertible securities will tend not to decline to the same extent because of the interest or dividend payments and the repayment of principal at maturity for certain types of convertible securities.

Counterparty Arrangements

In selecting counterparties to transactions in which the Portfolio Funds will engage, including but not limited to, currency hedging transactions and borrowings under lines of credit it may have in place, a Manager typically has the authority to and will consider a variety of factors in addition to the price associated with such transactions.  Considerations may include, but are not limited to: (a) the ability of the counterparty to (i) provide other products and services, (ii) accept certain types of collateral and provide multiple products or services linked to such collateral or (iii) execute transactions efficiently and (b) the counterparty's facilities, reliability and financial responsibility.  If a Manager determines that the counterparty's transaction costs are reasonable overall, the Portfolio Funds may incur higher transaction costs than they would have paid had another counterparty been used.

To the extent that the Portfolio Funds engage in principal transactions, including, but not limited to, forward currency transactions, swap transactions, repurchase and reverse repurchase agreements and the purchase and sale of bonds and other fixed income securities, they must rely on the creditworthiness of their counterparties under such transactions.  In certain instances, the credit risk of a counterparty is increased by the lack of a central clearing house for certain transactions including swap contracts.  In the event of the insolvency of a counterparty, the Portfolio Funds may not be able to recover their assets, in full or at all, during the insolvency process.  Counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements.  Similarly, the Fund will be subject to the risk of bankruptcy of, or the inability or refusal to perform with respect to such investments by, the counterparties with which they deal. A Manager will seek to minimize the Fund’s exposure to counterparty risk by entering into such transactions with counterparties a Manager believes to be creditworthy at the time they enter into the transaction.  Certain Strategic Transactions may require the Portfolio Funds to provide collateral to secure their performance obligations under a contract.

4

Derivatives

Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by a Portfolio Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Portfolio Fund as a whole.  Derivatives permit a Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of a Portfolio Fund. If a Portfolio Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Portfolio Fund or result in a loss. A Portfolio Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Portfolio Fund is unable to liquidate the position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

Distressed Securities

Distressed securities are securities of issuers in weak financial condition, experiencing poor operating results, having substantial financial needs or negative net worth, facing special competitive or product obsolescence problems, or issuers that are involved in bankruptcy or reorganization proceedings.  Investments of this type involve substantial financial and business risks that can result in substantial or total losses.  The Portfolio Funds may incur additional expenses to the extent they are required to seek recovery upon a default in the payment of principal of or interest on their portfolio holdings.  Among the risks inherent in investments in a troubled entity is the fact that it frequently may be difficult to obtain information as to the true financial condition of such issuer.  Such investments also face the risk of the effects of applicable federal and state bankruptcy laws.  In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio Funds may lose their entire investment or may be required to accept cash or securities with a value less than their original investment.  The market prices of such securities are also subject to abrupt and erratic market movements and above average price volatility and the spread between the bid and offer prices of such securities may be greater than normally expected.  It may take a number of years for the market price of such securities to reflect their intrinsic value.  Such securities are also more likely to be subject to trading restrictions or suspensions.  It is anticipated that some of the portfolio securities held by the Fund may not be widely traded, and that the Fund’s position in such securities may be substantial in relation to the market for those securities.  The Managers' judgments about the credit quality of the issuer and the relative value of its securities may prove to be wrong.

Dollar Roll Transactions

Dollar roll transactions involve the risk that the market value of the securities the Fund is required to purchase may decline below the agreed upon repurchase price of those securities.  If the broker/dealer to whom a Portfolio Fund sells securities becomes insolvent, the Portfolio Fund's right to purchase or repurchase securities may be restricted.  Successful use of dollar rolls may depend upon a Managers ability to predict correctly interest rates and prepayments.  There is no assurance that dollar rolls can be successfully employed.

Emerging Market Securities

Investments in securities and currencies traded in various markets throughout the world, including emerging or developing markets are particularly speculative and entail all of the risks of investing in non-U.S. Investments but to a heightened degree.  "Emerging market" countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe.  Particularly in developing countries, laws governing transactions in securities, commodities, derivatives and securities indices and other contractual relationships are new and largely untested.  Investments in emerging markets may, among other things, carry the risks of less publicly available information, more volatile markets, less strict securities market regulation, less favorable tax provisions, a greater likelihood of severe inflation, unstable currency, war and expropriation of personal property, inadequate investor protection, contradictory legislation, incomplete, unclear and changing laws, ignorance or breaches of regulations on the part of market participants, lack of established or effective avenues for legal redress, lack of standard practices and confidentiality customs characteristic of developed markets, and lack of enforcement of existing regulations.  Hence, it may be difficult to obtain and enforce a judgment in certain emerging countries.  There can be no assurance that this difficulty in protecting and enforcing rights will not have a material adverse effect on the Portfolio Funds and their operations.  In addition, certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.  There is also the possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds or other assets, political changes, government regulation, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or the value of investments in those countries.  In addition, regulatory controls and corporate governance of companies in emerging markets confer little protection on minority shareholders.  Anti-fraud and anti-insider trading legislation is often rudimentary.  The concept of fiduciary duty to shareholders by officers and directors is also limited when compared to such concepts in developed markets.  In certain instances management may take significant actions without the consent of shareholders and anti-dilution protection also may be limited.  The typically small or relatively small size of markets for securities of issuers located in emerging market countries and the possibility of a low or non-existent volume of trading in those securities may also result in a lack of liquidity and increased price volatility of those securities, which may reduce the return on such investments.

5

Equity Securities

The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.  Equity securities fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.  In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Fixed Income Securities

The value of fixed income securities can be affected by the credit quality of the issuer and interest rate fluctuations.  When interest rates decline, the value of fixed rate securities can be expected to rise.  Conversely, when interest rates rise, the value of fixed rate securities can be expected to decline.  Recent adverse conditions in the credit markets may cause interest rates to rise.  Although changes in prevailing interest rates can be expected to cause some fluctuations in the value of floating rate securities (due to the fact that rates only reset periodically), the values of these securities are substantially less sensitive to changes in market interest rates than fixed rate instruments.  Fluctuations in the value of the Portfolio Funds' securities will not affect interest income on existing securities, but will be reflected in the Portfolio Funds' NAV.  The Portfolio Funds may utilize certain strategies, including taking positions in futures or interest rate swaps, for the purpose of reducing the interest rate sensitivity of the portfolio and decreasing the Portfolio Funds' exposure to interest rate risk, although there is no assurance that they will do so or that such strategies will be successful.

The prices of fixed-income securities which may be held by the Portfolio Funds tend to be sensitive to interest rate fluctuations and unexpected fluctuations in interest rates could cause the corresponding prices of the long and short portions of a position to move in directions which were not initially anticipated.  Interest rates are highly sensitive to factors beyond the Managers' control, including, among others, governmental monetary and tax polices and domestic and international economic and political conditions.  In the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may be expected to affect adversely the Portfolio Funds' liquidity and operating results.  In addition, interest rate increases generally will increase the interest carrying costs to the Fund of borrowed securities and leveraged investments or the cost of leverage for the Portfolio Funds.  Furthermore, to the extent that interest rate assumptions underlie the hedging of a particular position, fluctuations in interest rates could invalidate those underlying assumptions and expose the Portfolio Funds to losses.

6

Foreign Currency

The Portfolio Funds may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies). Although foreign exchange dealers generally do not charge a fee for such conversions, they do realize a profit based on the difference between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency at one rate, while offering a lesser rate of exchange should the counterparty desire to resell that currency to the dealer. Forward contracts are customized transactions that require a specific amount of a currency to be delivered at a specific exchange rate on a specific date or range of dates in the future. Forward contracts are generally traded in an interbank market directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated currency exchange.

Because the Portfolio Funds may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments.  Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Portfolio Funds' NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar.  The Advisor may, but are not required to, elect for the Portfolio Funds to seek to protect themselves from changes in currency exchange rates through hedging transactions depending on market conditions.  In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.

The Portfolio Funds may invest in securities and currencies traded in various markets throughout the world, including emerging or developing markets, some of which are highly controlled by governmental authorities.  Such investments are particularly speculative and entail all of the risks of investing in non-U.S. investments but to a heightened degree.  "Emerging market" countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe.  Particularly in developing countries, laws governing transactions in securities, commodities, derivatives and securities indices and other contractual relationships are new and largely untested.  Investments in emerging markets may, among other things, carry the risks of less publicly available information, more volatile markets, less strict securities market regulation, less favorable tax provisions, a greater likelihood of severe inflation, unstable currency, war and expropriation of personal property, inadequate investor protection, contradictory legislation, incomplete, unclear and changing laws, ignorance or breaches of regulations on the part of market participants, lack of established or effective avenues for legal redress, lack of standard practices and confidentiality customs characteristic of developed markets, and lack of enforcement of existing regulations.

Foreign Securities

Securities of non-U.S. issuers and the governments of non-U.S. countries involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of the imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict the Portfolio Funds' investment opportunities. In addition, because non-U.S. entities are not subject to uniform accounting, auditing, and financial reporting standards, practices and requirements comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about a non-U.S. company than a U.S. company.  There is also less regulation, generally, of the securities markets in many foreign countries than there is in the U.S., and such markets may not provide the same protections available in the U.S.  With respect to certain countries, there may be the possibility of political, economic or social instability, the imposition of trading controls, import duties or other protectionist measures, various laws enacted for the protection of creditors, greater risks of nationalization or diplomatic developments which could materially adversely affect the Fund’s investments in those countries.  Furthermore, individual economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payments position.  A Portfolio Fund's investment in non-U.S. countries may also be subject to withholding or other taxes, which may be significant and may reduce the Portfolio Fund's returns.

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Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the U.S.  In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Investment in sovereign debt obligations of non-U.S. governments involves additional risks not present in debt obligations of corporate issuers and the U.S. government.  The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and the Fund may have limited recourse to compel payment in the event of a default.  A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which the sovereign debtor may be subject.  Periods of economic uncertainty may result in the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

The aftermath of the war in Iraq, instability in Afghanistan, Pakistan and the Middle East and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Managers do not know how long the securities markets may be affected by these events and cannot predict the effects of the occupation or similar events in the future on the U.S. economy and securities markets.

The Portfolio Funds may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Portfolio Funds will be investing, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out their duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements.  The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which they are invested.

Forward Contracts

Forward contracts are the purchase or sale of a specific quantity of a commodity, government security, foreign currency, or other financial instrument at the current or spot price, with delivery and settlement at a specified future date.  Because it is a completed contract, a purchase forward contract can be a cover for the sale of a futures contract.  The Portfolio Funds may enter into forward contracts for hedging purposes and non-hedging purposes (i.e., to increase returns).  Forward contracts are transactions involving the Portfolio Funds' obligation to purchase or sell a specific instrument at a future date at a specified price.  Forward contracts may be used by the Portfolio Funds for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Manager anticipates purchasing or selling a foreign security.  For example, this technique would allow a Portfolio Fund to "lock in" the U.S. dollar price of the security for the Portfolio Fund.  Forward contracts may also be used to attempt to protect the value of the Portfolio Funds' existing holdings of foreign securities.  Forward contracts may also be used for non-hedging purposes to pursue the Portfolio Funds' investment objective, such as when Managers anticipate that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Funds' portfolio.  There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

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Futures

In purchasing a futures contract, the buyer agrees to purchase a specified underlying instrument at a specified future date. In selling a futures contract, the seller agrees to sell a specified underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the buyer and seller enter into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Standard & Poor's 500 SM Index (S&P 500 ®). Futures can be held until their delivery dates, or can be closed out before then if a liquid market is available.

The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When a fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.

High Yield Securities

High yield securities are particularly risky investments that also may offer the potential for correspondingly high returns.  As a result, the Portfolio Funds may lose all or substantially all of their investment in any particular instance, which would have an adverse effect on the Fund and its Shareholders.  In addition, there is no minimum credit standard which is a prerequisite to the Portfolio Funds' acquisition of any security, and the debt securities in which the Portfolio Funds are permitted to invest may be less than investment grade and may be considered to be "junk bonds."  Securities in the non-investment grade categories are subject to greater risk of loss of principal and interest than higher rated securities and may be considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal.  They may also be considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions.  Adverse publicity and negative investor perception about these lower-rated securities, whether or not based on an analysis of the fundamentals with respect to the relevant issuers, may contribute to a decrease in the value and liquidity of such securities.  In addition, because investors generally perceive that there are greater risks associated with non-investment grade securities, the yields and prices of such securities may fluctuate more than those for higher-rated securities.  The market for non-investment grade securities may be smaller and less active than that for higher-rated securities, which may adversely affect the prices at which these securities can be sold.  In addition, the Portfolio Funds may invest in debt securities which may be unrated by a recognized credit rating agency which are subject to greater risk of loss of principal and interest than higher-rated debt securities.

Securities in which the Portfolio Funds may invest may rank junior to other outstanding securities and obligations of the issuer, all or a significant portion of whose debt securities may be secured by all or substantially all of the issuer's assets.  Moreover, the Portfolio Funds may invest in debt securities which are not protected by financial covenants or limitations on additional indebtedness.  The Portfolio Funds may therefore be subject to credit, liquidity and interest rate risks.  In addition, evaluating credit risk for debt securities involves uncertainty because credit rating agencies throughout the world have different standards, making comparison across countries difficult.  Also, the market for credit spreads is often inefficient and illiquid, making it difficult to hedge such risk or to calculate accurately discounting spreads for valuing financial instruments.

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Illiquid Investments

Investments held by the Portfolio Funds may be or become illiquid which may affect the ability of the Portfolio Funds to exit such investments and the returns made by the Portfolio Funds.  Such illiquidity may result from various factors, such as the nature of the instrument being traded, or the nature and/or maturity of the market in which it is being traded, the size of the position being traded, or because there is no established market for the relevant securities.  Even where there is an established market, the price and/or liquidity of instruments in that market may be materially affected by certain factors.  Securities and commodity exchanges typically have the right to suspend or limit trading in any instrument traded on that exchange.  It is also possible that a governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded.  A suspension could render it difficult for the Portfolio Funds to liquidate positions and thereby might expose the Portfolio Funds to losses.

The market prices, if any, for such illiquid investments tend to be volatile and may not be readily ascertainable and the Portfolio Funds may not be able to sell them when they desire to do so or to realize what they perceive to be their fair value in the event of a sale.  Because of valuation uncertainty, the fair values of such illiquid investments reflected in the NAV of the Portfolio Funds attributable to such investment may not necessarily reflect the prices that would actually be obtained by the Portfolio Funds when such investments are realized.  If the realization occurs at a price that is significantly lower than the NAV attributable to such investment, the Portfolio Funds will suffer a loss.  Moreover, securities in which the Portfolio Funds may invest include those that are not listed on a stock exchange or traded in an over-the-counter market.  As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities.  The size of the Portfolio Funds' position may magnify the effect of a decrease in market liquidity for such instruments.  Changes in overall market leverage, deleveraging as a consequence of a decision by the counterparties with which the Portfolio Funds enter into repurchase/reverse repurchase agreements or derivative transactions to reduce the level of leverage available, or the liquidation by other market participants of the same or similar positions, may also adversely affect the Portfolio Funds' portfolio.

The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets.  The Portfolio Funds may encounter substantial delays in attempting to sell non-publicly traded securities.  Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund.  In some cases, the Fund may be contractually prohibited from disposing of investments for a specified period of time.  Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.  Further, companies whose securities are not publicly traded are not subject to the disclosure and other investor protection requirements which would be applicable if their securities were publicly traded.

Insolvency Considerations with Respect to Issuers of Indebtedness

Various laws enacted for the protection of creditors may apply to indebtedness in which the Portfolio Funds invest.  The information in this and the following paragraph is applicable with respect to U.S. issuers subject to U.S. federal bankruptcy law.  Insolvency considerations may differ with respect to other issuers.  If, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness, a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness and that, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary.  Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured.  There can be no assurance as to what standard a court would apply in order to determine whether the issuer was "insolvent" after giving effect to the incurrence of the indebtedness in which the Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was "insolvent" upon giving effect to such incurrence.  In addition, in the event of the insolvency of an issuer of indebtedness in which the Fund invests, payments made on such indebtedness could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year) before insolvency.  In general, if payments on indebtedness are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured from the Portfolio Fund to which such payments were made.

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Material, Non-Public Information

From time to time, the Managers may come into possession of confidential or material, non-public information that would limit the ability of the Portfolio Funds to acquire or dispose of investments held by the Portfolio Funds.  The Portfolio Funds' investment flexibility may be constrained as a consequence of the inability of a Manager to use such information for investment purposes.  Moreover, a Manager may acquire confidential or material, non-public information or be restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when the Manager would otherwise take such an action.

Mortgage-Backed Securities

Mortgage-backed securities are mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities ("SMBS") and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.  The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates.  Early repayment of principal on some mortgage-related securities may expose a Portfolio Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-related security, the volatility of the security can be expected to increase. The value of these securities may fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

One type of SMBS has one class receiving all of the interest from the mortgage assets (the interest-only, or "IO" class), while the other class will receive all of the principal (the principal-only, or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the yield to maturity from these securities.

The Portfolio Funds may invest in collateralized debt obligations ("CDOs"), which include collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs") and other similarly structured securities. CBOs and CLOs are types of asset-backed securities. A CBO is a trust which is backed by a diversified pool of high risk, below investment grade fixed income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. Certain Portfolio Funds may invest in other asset-backed securities that have been offered to investors.

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New Issue Investments

The rules of Financial Industry Regulatory Authority ("FINRA") regulate securities firms' activities related to the sale of "new issues" (as defined under applicable FINRA rules) to investment funds if "restricted" persons (generally, people engaged in the securities industry) hold beneficial interests in such investment funds.  As a result, to comply with FINRA Rules, where the Portfolio Funds participate in new issues, the Portfolio Funds may only invest where restricted persons' participation in the gains or losses from such investments is limited.  Alternatively, the Portfolio Funds may, in the Managers' absolute discretion, elect not to participate in new issues.  As a result, all of the Shareholders would be unable to participate in profits attributable to investments in new issues, even where certain Shareholders would not otherwise be so restricted.

Options

By purchasing a put option, the purchaser obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the purchaser pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The purchaser may terminate its position in a put option by allowing it to expire or by exercising the option. If the option is allowed to expire, the purchaser will lose the entire premium. If the option is exercised, the purchaser completes the sale of the underlying instrument at the strike price. A purchaser may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.

The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium, plus related transaction costs).

The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.

The writer of a put or call option takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the writer assumes the obligation to pay or receive the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. The writer may seek to terminate a position in a put option before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option, however, the writer must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes. When writing an option on a futures contract, a fund will be required to make margin payments to a Futures Commission Merchant for futures contracts.

If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline.

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Writing a call option obligates the writer to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.

Private Securities

There are special risks associated with investing in preferred securities, including:

•
Deferral: Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer.  If the Portfolio Funds own a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

•
Subordination: Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity: Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

•
Limited Voting Rights: Generally, preferred security holders (such as the Portfolio Funds) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer's board.  Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.  In the case of trust preferred securities, holders generally have no voting rights, except if (i) the issuer fails to pay dividends for a specified period of time or (ii) a declaration of default occurs and is continuing.

•
Special Redemption Rights: In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date.  For instance, for certain types of preferred securities, a redemption may be triggered by certain changes in federal income tax or securities laws.  As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by the Portfolio Funds.

•
New Types of Securities: From time to time, preferred securities, including hybrid-preferred securities, have been, and may in the future be, offered having features other than those described herein.  Since the market for these instruments would be new, the Portfolio Funds may have difficulty disposing of them at a suitable price and time.  In addition to limited liquidity, these instruments may present other risks, such as high price volatility.

Private Equity

Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions.  The Fund may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise dispose of its interests in a private equity fund, nor may the Fund withdraw from such fund, without the consent of the general partner of the fund, which consent may be withheld in the general partner's sole discretion.  Attractive investment opportunities in private equity may occur only periodically, if at all.  Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments.  Due to recent market conditions, however, the availability of such financing has been reduced dramatically, limiting the ability of private equity to obtain the required financing.  Securities issued by private partnerships may be more illiquid than securities issued by other Portfolio Funds generally, because the partnerships' underlying investments tend to be less liquid than other types of investments.  Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions.  The Fund may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise dispose of their interests in a private equity fund, nor may the Fund withdraw from such fund, without the consent of the general partner of the fund, which consent may be withheld in the general partner's sole discretion.  Attractive investment opportunities in private equity may occur only periodically, if at all.  Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments.  Due to recent market conditions, however, the availability of such financing has been reduced dramatically, limiting the ability of private equity to obtain the required financing.

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Real Estate

The residential housing sector in the United States has been under considerable pressure during the past several years with home prices nationwide down significantly on average.  Residential mortgage delinquencies and foreclosures have increased over this time and have, in turn, led to widespread selling in the mortgage-related market and put downward pressure on the prices of many securities.  In addition, the commercial real estate sector in the United States has been under pressure with prices down significantly on average.  Accordingly, the recent instability in the credit markets may adversely affect the price at which REITs and real estate funds can sell real estate because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce returns from REITs and real estate funds or reduce the number of REITs and real estate funds brought to market during the investment period, thereby reducing the Fund’s investment opportunities.  Properties in which REITs and real estate funds invest may suffer losses due to declining rental income and higher vacancy rates, which may reduce distributions to the Fund and reduce the value of the underlying properties.

REITs and real estate funds are subject to risks associated with the ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to market risks, such as the recent events described above).  Some REITs and real estate funds may invest in a limited number of properties, in a narrow geographic area, or in a single property type, which increases the risk that such REIT or real estate fund could be unfavorably affected by the poor performance of a single investment or investment type.  These companies are also sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer.  Borrowers could default on or sell investments that a REIT or a real estate fund holds, which could reduce the cash flow needed to make distributions to investors.  In addition, REITs may also be affected by tax and regulatory requirements in that a REIT may not qualify for preferential tax treatments or exemptions.  REITs require specialized management and pay management expenses.  Securities issued by private partnerships in real estate may be more illiquid than securities issued by other investment funds generally, because the partnerships' underlying real estate investments may tend to be less liquid than other types of investments.

Repurchase Agreements

Repurchase agreements are agreements under which the Fund or a Portfolio Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or Portfolio Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund or Portfolio Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or Portfolio Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

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Reverse Repurchase Agreements

Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund or a Portfolio Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Fund's a Portfolio Fund's investment portfolio. The Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest.

Securities Lending

The Portfolio Funds may lend their portfolio securities to brokers, dealers and financial institutions.  In general, these loans will be secured by collateral (consisting of cash, government securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities.  The Portfolio Funds would be entitled to payments equal to the interest and dividends on the loaned security and could receive a premium for lending the securities.  Lending portfolio securities results in income to the Portfolio Funds.

Swaps

Swap agreements include equity, interest rate, index, currency rate, total return and other types of agreements.  The transactions are entered into in an attempt to obtain a particular return without the need to actually purchase the reference asset.  Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors.  Depending on their structure, swap agreements may increase or decrease the Portfolio Funds' exposure to long-term or short-term interest rates (in the U.S. or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of securities, or inflation rates.

Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount" (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate) in a particular foreign currency, or in a "basket" of securities representing a particular index.

In a credit default swap, the credit default protection buyer makes periodic payments, known as premiums, to the credit default protection seller. In return the credit default protection seller will make a payment to the credit default protection buyer upon the occurrence of a specified credit event. A credit default swap can refer to a single issuer or asset, a basket of issuers or assets or index of assets, each known as the reference entity or underlying asset. A fund may act as either the buyer or the seller of a credit default swap.

A Portfolio Fund may buy or sell credit default protection on a basket of issuers or assets, even if a number of the underlying assets referenced in the basket are lower-quality debt securities. In an unhedged credit default swap, a fund buys credit default protection on a single issuer or asset, a basket of issuers or assets or index of assets without owning the underlying asset or debt issued by the reference entity. Credit default swaps involve greater and different risks than investing directly in the referenced asset, because, in addition to market risk, credit default swaps include liquidity, counterparty and operational risk.

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Credit default swaps allow a fund to acquire or reduce credit exposure to a particular issuer, asset or basket of assets. If a swap agreement calls for payments by the fund, the fund must be prepared to make such payments when due. If the fund is the credit default protection seller, the fund will experience a loss if a credit event occurs and the credit of the reference entity or underlying asset has deteriorated. If the fund is the credit default protection buyer, the fund will be required to pay premiums to the credit default protection seller.

Warrants and Rights

Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

When-Issued and Forward Commitment Securities

"When-issued" basis and may purchase or sell securities on a "forward commitment" basis for hedging or speculative purposes are transactions involve a commitment by the Portfolio Funds to purchase or sell securities at a future date (ordinarily at least one or two months later).  The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date.  No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Funds.  When-issued securities and forward commitments may be sold prior to the settlement date.  If the Portfolio Funds dispose of their right to acquire a when-issued security prior to their acquisition or dispose of their right to deliver or receive against a forward commitment, they may incur a gain or loss.

REPURCHASES OF SHARES

Repurchase Offers

As discussed in the Prospectus, offers to repurchase Shares are made by the Fund at such times and on such terms as may be determined by the Fund's Board of Trustees (the "Board"), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund ("Shareholders") pursuant to written tenders, the Fund's Board will consider the recommendation of the Advisor. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

The Fund's Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Fund's Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund by mail or through an advertisement published in a newspaper describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from State Street Bank and Trust Company, the administrator for the Fund, during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Payment for repurchased Shares may require the Fund to liquidate some of its portfolio holdings earlier than the Advisor would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover.  The Advisor intends to take measures (subject to such policies as may be established by the Fund's Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

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As noted in the prospectus, the Agreement and Declaration of Trust grants the Board the authority to repurchase the Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Board in its sole discretion determines that:

•	the Shares had been transferred or vested in any person in violation of the Fund's Agreement and Declaration of Trust;

•
ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
ownership of the Shares by the Shareholder would cause the Fund to be subject to additional regulatory or compliance requirements imposed by laws other than the 1933 Act, the Securities Exchange Act of 1934 or the 1940 Act; or

•	if such repurchase would be in the best interest of the Fund, including without limitation in connection with the liquidation or termination of the Fund.

In the event that the Board determines that the Fund should, without the additional consent of the Shareholder, repurchase the Shares of such Shareholder, or any person acquiring Shares from or through the Shareholder, such repurchases will be subject to the following repurchase procedures unless otherwise determined by the Board from time to time:

•
If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each Shareholder a tender offer or publish a summary advertisement in a newspaper that explains the terms and conditions of the tender offer.  This tender offer will be sent to Shareholders or published at least 20 Business Days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender Shares to the Fund.

•
A Shareholder choosing to tender Shares for repurchase must do so within the Notice Date Period, which generally will be between 115 to 95 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of March, June, September or December.  Shares or portions of them will be valued as of the Valuation Date.  This means, for example, that the Notice Date Period for a tender offer having a December 31 Valuation Date would be between September 7 and September 27.

•
Promptly after the Notice Date Period, the Fund will issue to each Shareholder whose Shares (or portion of them) have been accepted for repurchase a repurchase instrument (the "Repurchase Instrument"), which will be held by an agent of the Fund, entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date (the "Payment Amount"), of the repurchased Shares.

•
The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable.  A Shareholder who receives a Repurchase Instrument (the "Payee") shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date.  Except as otherwise provided in the Repurchase Instrument, such Payee shall not be a Shareholder of the Fund and shall have no other rights (including, without limitation, any voting rights) under the Fund's Agreement and Declaration of Trust.  For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses that the Payee would have been allocated for tax and book purposes had the Payee remained the owner of the repurchased Shares until the Valuation Date.  If the Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date shall become the date on which the Fund is liquidated or dissolved and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

17

•
The initial payment (the "Initial Payment") with respect to the Repurchase Instrument will be made in an amount equal to 100% of the estimated value of the Repurchase Instrument (or portion thereof), determined as of the last business day of the quarter in which the Notice date period took place.  The Initial Payment will be made as of the later of (1) approximately the 35th day after the Valuation Date, or (2) in the sole discretion of the Board of the Fund, if the Fund had requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 90% of the aggregate amount so requested to be withdrawn by the Fund from the Portfolio Funds.

•
The second and final payment (the "Final Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund's financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment.  The Advisor anticipates that the annual audit of the Fund's financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•
Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.  The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Portfolio Funds of securities listed on a national securities exchange that the Fund cannot liquidate itself prior to making the distribution.

Transfers of Shares

A Shareholder may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including without limitation through any swap, structured note or any other derivative transaction) of all or any of its Shares, including, without limitation, any portion of an Share (such as a right to distributions), to any person (collectively a "Transfer" and each a "Transferee"), except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of such Shareholder or a Transfer that is effected with the express written consent of the Board, which consent may be withheld in its sole and absolute discretion. No assignee, purchaser or Transferee may be admitted as a substitute Shareholder, except with the written consent of the Board, which consent may be given or withheld in its sole and absolute discretion.  No Transfer will be permitted unless the Board of the Fund concludes that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes.  Any Transfer made or purported to be made that is in violation of the Fund's Agreement and Declaration of Trust shall be void and of no effect.  To the extent any Shareholder, Transferee or successor Shareholder is purported to have transferred any economic interest in the Fund in violation of such Fund's Agreement and Declaration of Trust, the Fund shall not recognize such action and the Board may terminate all or any part of the Share of such Shareholder, Transferee or successor Shareholder at no value or such value as the Board determines in its sole and absolute discretion and the Shareholder, Transferee or successor Shareholder will forfeit all or such portion of its capital account in connection with such termination as determined by the Advisor in connection therewith.

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With respect to a Repurchase Instrument or a Compulsory Repurchase Instrument, a Shareholder may not Transfer all or any portion of the Repurchase Instrument or the Compulsory Repurchase Instrument to any person, except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of the Shareholder or a Transfer that is effected with the written consent of the Board, which consent may be given or withheld in the Board's sole and absolute discretion.

The Board has delegated its decision making authority on Transfers to officers of the Fund and the Advisor. However, such delegation is subject to revocation by the Board at any time.

MANAGEMENT OF THE FUND

Trustees and Officers

The Fund's Board has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations.  Any vacancy on the Board may be filled by the remaining Trustees of such Board, except to the extent the 1940 Act requires the election of Trustees by the shareholders.  There are five Trustees on the Board, a majority of whom are Independent Trustees.  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the directors of an investment company organized as a corporation and registered under the 1940 Act.  To the extent permitted by the 1940 Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, any person, including without limitation, the officers of the Fund, the Advisor or any committee of a Board.  Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for Shares as members, subject to the eligibility requirements described in this Prospectus.

Each Trustee serves for an indefinite term or until he or she reaches mandatory retirement age as established by the Board or in the event of death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office.  The Board appoints officers of the Fund who are responsible for the Fund’s day-to-day business decisions based on policies set by the Board.  The officers serve at the pleasure of the Board.

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have a balanced and diverse experience, qualifications, attributes, and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders.

The table below shows, for each Trustee and executive officer, his or her full name, age, the position held with the Fund, the length of time served in that position, his or her principal occupations during the last five years, the number of portfolios in the Fund Complex overseen by the Trustee, and other public directorships held by such Trustee.  The business address of the Fund is 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

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Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office(2) and Length of Time Served as a Trustee	Principal Occupation(s) During Past Five Years and Other Relevant Qualifications(3)	Number of Morgan Creek-Advised Funds Overseen by Trustee	Other Public Company Directorships Held by Trustee in the Past Five Years
INDEPENDENT TRUSTEES
William C. Blackman 1946	Trustee	Since 2010	Shareholder of Blackman & Sloop (accounting firm) from since prior to 2005 to 6/30/2008.	2	None
Michael S. McDonald 1966	Trustee	Since 2010	Vice President of McDonald Automotive Group (automobile franchises) since 1989.	2	None
Sean S. Moghavem 1964	Trustee	Since 2010	President of Archway Holdings Corp. since prior to 2005 to present; President of URI Health and Beauty LLC since prior to 2005 to present; President of Archway Holdings – Wilmed LLC from April 2008 to present.	2	None
INTERESTED TRUSTEES(4)
Mark W. Yusko 1963	Trustee Chairman and President	Since 2010	Mr. Yusko is Chief Investment Officer and Chief Executive Officer of Morgan Creek Capital Management, LLC since July, 2004 and Chief Investment Officer, Hatteras Core Alternatives Funds, since 2005. Previously, Mr. Yusko served as President and Chief Executive Officer for UNC Management Co., LLC from January 1998 through July 2004, where he was responsible for all areas of investment management for the UNC Endowment and Affiliated Foundation Funds.	2	None

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Michael Hennessy 1957	Trustee Managing Director, Investments	Since 2010	Mr. Hennessy is Managing Director of Morgan Creek Capital Management, LLC since July, 2004. Previously, Mr. Hennessy served as Vice President for UNC Management Co., LLC from January 1998 through July 2004, where he was responsible for all areas of investment management for the UNC Endowment and Affiliated Foundation Funds.	2	None

(1)	The address for each of the Fund’s Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

(2)	Trustees serve until their resignation, removal or death.

(3)
The information above includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, which led to the conclusion that each Trustee should serve as a Trustee for the Fund.

(4)	Mr. Yusko and Mr. Hennessy are "interested persons," as defined in the 1940 Act, of the Fund based on their positions with Morgan Creek Capital Management, LLC and its affiliates.

Name and Year of Birth	Position(s) Held With Fund	Length of Time Served	Principal Occupation(s) During Past Five Years
Mark B. Vannoy 1976	Treasurer	Since 2010
Mr. Vannoy joined Morgan Creek in January 2006 and serves as Director of Fund Administration.  Prior to Morgan Creek, Mr. Vannoy worked at Nortel Networks, Ernst & Young, and KPMG both in the United States and Cayman Islands.

Taylor Thurman 1979	Chief Compliance Officer	Since 2011
Mr. Thurman joined Morgan Creek in February 2006 and serves as Director.  Prior to Morgan Creek, Mr. Thurman was employed by Cambridge Associates, LLC, an investment consulting firm, from 2003 to February 2006.

David K. James 1970	Secretary	Since 2010	Vice President and Managing Counsel, State Street Bank and Trust Company (2009 to present); Vice President and Counsel, PNC Global Investment Servicing (US), Inc. (2006 to 2009).

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Share Ownership

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in the Family of Registered Investment Companies
Independent Trustees
William C. Blackman	[$50,000 to $100,000]	[$50,000 to $100,000]
Michael S. McDonald	[$0]	[$0]
Sean S. Moghavem	[$0]	[$0]
Interested Trustees
Mark W. Yusko	[$0]	[$0]
Michael Hennessy	[$0]	[$0]

The Board of the Fund operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund, and Fund’s Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board has established two standing committees: (1) Audit Committee and (2) Governance and Nominating Committee. The Audit Committee and the Governance and Nominating Committee are comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further below.

The Board has an Audit Committee comprised of Mr. Blackman, Mr. McDonald and Mr. Moghavem, each of whom is an Independent Trustee.  The primary purposes of the Board's Audit Committee are to assist the Board in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of the Fund, the qualifications and independence of the Fund’s independent registered public accounting firm, and the Fund’s compliance with legal and regulatory requirements.  The Audit Committees review the scope of the Fund’s audit, accounting and financial reporting policies and practices and internal controls.  The Audit Committees approve, and recommend to the Independent Trustees for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firms.  The Audit Committees also approve all audit and permissible non-audit services provided by the Fund’s independent registered public accounting firms to its manager or advisor and any affiliated service providers if the engagement relates directly to the Fund's operations and financial reporting of the Fund. The Audit Committee met [______]times during the fiscal year ended March 31, 2014.

The Board has a standing Governance and Nominating Committee.  The Governance and Nominating Committee is comprised of Mr. Blackman, Mr. McDonald and Mr. Moghavem, each of whom is an Independent Trustee.  The Governance and Nominating Committee is responsible for, among other things, recommending candidates to fill vacancies on the Board, scheduling and organization of Board meetings, evaluating the structure and composition of the Board and determining compensation of the Fund’s Independent Trustees.  The Governance and Nominating Committee may consider nominees recommended by a Shareholder.  A Shareholder who wishes to recommend a nominee should send recommendations to the Fund’s Secretary and must include:

•	The name of the Shareholder and evidence of the person's ownership of Shares in the Fund, including the number of Shares owned and the length of time of ownership; and

•
The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Trustee of the Fund and the person's consent to be named as a Trustee if selected by the Governance and Nominating Committee and nominated by the Board.

Such recommendation must be accompanied by a written consent of each proposed candidate to being named as a nominee and to serve as a trustee if elected.  The Shareholder's recommendation and information described above must be sent to the Morgan Creek Global Equity Long/Short Institutional Fund, 301 West Barbee Chapel Road, Chapel Hill, NC 27517. The Governance and Nominating Committee met [________] during the fiscal year ended March 31, 2014.

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Leadership Structure and Risk Management Oversight

The Board has chosen to select the same individual as Chairman of the Board of the Fund and as President of the Fund. Currently, Mr. Yusko, an Interested Trustee, serves as Chairman of the Board and President of the Fund. The Board believes that this leadership structure is appropriate since Mr. Yusko provides the Board with insight regarding the Fund’s day-to-day management and overall operations which assist him in his role as Chairman of the Board.

The Fund is subject to a number of risks, including investment, compliance, operational, and valuation risk, among others. The Board oversees these risks as part of its broader oversight of the Fund’s affairs through various Board and committee activities. The Board has delegated management of the Fund to service providers who are responsible for the day-to-day management of risks applicable to the Fund. The Board oversees risk management for the Fund in several ways. The Board receives regular reports from both the chief compliance officer and administrator for the Fund, detailing the results of the Fund’s compliance with their Board-adopted policies and procedures, the investment policies and limitations of the portfolios, and applicable provisions of the federal securities laws and Internal Revenue Code. As needed, the Advisor discusses management issues respecting the Fund with the Board, soliciting the Board's input on many aspects of management, including potential risks to the Fund. The Board's Audit Committee also receives reports on various aspects of risk that might affect the Fund and offers advice to management, as appropriate. The Trustees also meet in executive session with Board counsel, counsel to the Fund, the chief compliance officer and representatives of management, as needed. Through these regular reports and interactions, the Board helps to establish risk management parameters for the Fund, which are effected on a day-to-day basis by service providers to the Fund.

Summary of Trustees’ Qualifications. Following is a summary of the experience, attributes and skills which qualify each Trustee to serve on the Board.

William C. Blackman: Mr. Blackman is an experienced business executive with experience in the accounting industry. He has served on the Board as well as other boards of Morgan Creek sponsored funds (the “Fund Complex”) since 2010 and possesses significant experience regarding the Fund Complex’s operations and history.

Michael S. McDonald: Mr. McDonald is an experienced business executive with experience in the automotive sales industry. He has served on the Board as well as other boards in the Fund Complex since in 2010 and possesses significant experience regarding the Fund Complex’s operations and history.

Sean S. Moghavem: Mr. Moghavem is an experienced business executive with experience as an entrepreneur and private investor. He has served on the Board as well as other boards in the Fund Complex since 2010 and possesses significant experience regarding the Fund Complex’s operations and history.

Mark W. Yusko: Mr. Yusko is an experienced business executive with experience in the investment management industry; his experience includes service as a trustee, director, portfolio manager, analyst and consultant for foundations and private investment funds. He has served on the Fund’s Board as well as other boards in the Fund Complex since 2010 and possesses significant experience regarding the Fund Complex’s operations and history.

Michael Hennessy: Mr. Hennessey is an experienced business executive with experience in the investment management industry; his experience includes service as a trustee, director and portfolio manager for foundations and private investment funds. He has served on the Fund’s Board as well as other boards in the Fund Complex since 2010 and possesses significant experience regarding the Fund Complex’s operations and history.

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Independent Trustee Ownership of Securities

As of May 31, 2014, the Independent Trustees (and their respective immediate family members) did not beneficially own securities of the Advisor or the Distributor, or an entity controlling, controlled by or under common control with the Advisor or the Distributor (not including registered investment companies).

As of May 31, 2014, as a group, Trustees and officers owned [_____]% of the outstanding Shares in the Fund.

Compensation of Trustees and Officers

Each Independent Trustee (except for the Chairman of the Board of the Fund) receives an annual retainer fee of $[______] for serving the Fund.

The Fund also reimburses Independent Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending Board meetings. Interested Trustees receive no compensation or expense reimbursement from the Fund for their services as Trustees.

The following table shows aggregate compensation payable to each of the Fund’s Trustees from the Fund for the fiscal year ended March 31, 2014, and the aggregate compensation payable to each of the Fund’s Trustees by the Fund and the Master Fund for the fiscal year ended March 31, 2014.

	Compensation (1)
Name of Trustee	Aggregate Compensation from the Fund	Aggregate Compensation from the Fund and the Master Fund
Independent:
William C. Blackman
Michael S. McDonald
Sean S. Moghavem

Interested:
Mark W. Yusko	$0	$0
Michael Hennessy	$0	$0

(1)	Includes all amounts paid for serving as Trustee of the Fund, as well as for serving as Chairman of the Board and Chairman of a committee.

Control Persons and Principal Holders of Shares

As of March 31, 2014, the Advisor owned [_____]% of the Fund’s shares and William C. Blackman, an independent trustee, owned [___]% of the Fund’s shares.

Advisory Agreements

The Advisory Agreements provide that the Fund will pay a monthly management fee in arrears calculated at an annual rate equal to 1.00% of the net assets of the Fund as of the last day of each month.  For the fiscal year ended March 31, 2014, the Fund incurred $[______________] in advisory fees.

The Board met March 3, 2014 and received information relating to the Advisory Agreement derived from a number of sources and covering a range of issues. At the meeting, the Board, including a majority of the Independent Trustees, unanimously voted to approve the Advisory Agreement with Morgan Creek.

The Fund has entered into an Expense Limitation Agreement in which the Advisor has agreed to pay certain operating expenses of the Fund in order to maintain certain expenses at or below 1.35%, excluding amortization of organizational costs and acquired fund fees and expenses of the Fund's average net assets until July 31, 2022. Expenses borne by the Advisor are subject to reimbursement by the Fund up to three years from the date the Advisor paid the expense, but no reimbursement will be made by the Fund at any time if it would result in its covered expenses exceeding the Expense Cap.  Expenses covered by the Expense Cap include all of the Fund's expenses  other than: (i) Acquired Fund Fees and Expenses, (ii) any taxes paid by the Fund, (iii) expenses incurred directly or indirectly by the Fund as a result of  expenses incurred by   a Portfolio Fund, (iv) Amortization of organizational costs, (v) dividends on short sales, if any, and (vi) any extraordinary expenses not incurred in the ordinary course of the Fund's business (litigation expenses , taxes, interest expenses, and brokerage expenses ).

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If within three years following a waiver or reimbursement, the operating expenses of the Fund that previously received a waiver or reimbursement from the Advisor is less than the expense limit for the Fund, the Fund is required to repay the Advisor up to the amount of fees waived or expenses reimbursed under the agreement.

The Advisory Agreements will continue in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Fund’s Board or the vote of a majority of the securities of the Fund at the time outstanding and entitled to vote (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval.  The Advisory Agreement may be terminated at any time, without the payment of any penalty, by the applicable Fund (upon the vote of a majority of such Fund's Board or a majority of the outstanding voting securities of such Fund) or by the Advisor, upon 60 days' written notice by a party to the other parties, which notice can be waived by the non-terminating parties.  The Advisory Agreement will also terminate automatically in the event of its "assignment" (as such term is defined in the 1940 Act and the rules thereunder).

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations thereunder, the Advisor is not liable to the Fund or any of the Fund’s shareholders for any act or omission by the Advisor in the supervision or management of their respective investment activities or for any loss sustained by the Fund or the Shareholders and provides for indemnification by the Fund of the Advisor under the Advisory Agreement and its directors, officers, employees, agents and control persons for liabilities incurred by them in connection with their services to the Fund, subject to certain limitations and conditions.

The Advisor will devote such time and effort to the business of the Fund as is reasonably necessary to perform its duties to the Fund.  However, the services of the Advisor are not exclusive, and the Advisor provides similar services to other investment companies and other clients and may engage in other activities.

The Advisor also acts as servicing agent to the Fund ("Servicing Agent"), whereby it provides or procures certain investor servicing and administrative assistance. Investor servicing entails the provision of personal, continuing services to investors in the Fund. The Servicing Agent may, in turn, retain certain parties to act as sub-servicing agents to assist with investor servicing and administrative assistance. The Fund compensates the Servicing Agent for providing or procuring these services and, when the Servicing Agent employs sub-servicing agents, the Servicing Agent compensates such sub-servicing agents out of its own resources.

Portfolio Manager Compensation

Mr. Mark W. Yusko has significant day-to-day duties in the management of the Fund, including providing analysis and recommendations on asset allocation and Portfolio Fund selection. Mr. Yusko owns equity interests in the Advisor, which pays him a base salary and he may receive a bonus, and the Advisor is obligated to make distributions of profits to him, as well as the other members, on an annual basis.

Other Accounts Managed by the Portfolio Manager

The Portfolio Manager, who is primarily responsible for the day-to-day management of the Fund and the Fund, also manages other pooled investment vehicles and other accounts, as indicated below. The following tables identify, as of May 31, 2014: (i) the number of other pooled investment vehicles and other accounts managed by the Portfolio Manager and the total assets of such vehicles and accounts; and (ii) the number and total assets of such vehicles and accounts with respect to which the advisory fee is based on performance.

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	Registered Investment Companies Managed by Portfolio Manager			Pooled Investment Vehicles Managed by Portfolio Manager			Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number	Total Assets (billions)		Number	Total Assets (billions)		Number	Total Assets (billions)
Mark W. Yusko	[ ]	$	[ ]	[ ]	$	[ ]	[ ]	$	[ ]	(1)

	Registered Investment Companies Managed by Portfolio Manager			Pooled Investment Vehicles Managed by Portfolio Manager			Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number with Performance- Based Fees	Total Assets with Performance- Based Fees (billions)		Number with Performance- Based Fees	Total Assets with Performance- Based Fees (billions)		Number with Performance- Based Fees	Total Assets with Performance- Based Fees (billions)
Mark W. Yusko	[ ]	$	[ ]	[ ]	$	[ ]	[ ]	$	[ ]	(1)

(1)
Mr. Yusko serves as the principal executive officer of Morgan Creek Capital Management, LLC and a principal owner of Hatteras Capital Management. $[             ] included in Total Assets of Pooled Investment Vehicles Managed is also included in Total Assets of Other Accounts Managed by Portfolio Manager.

CONFLICTS OF INTEREST

The Advisor engages in other activities including managing the assets of various private funds and institutional accounts. In the ordinary course of business, the Advisor engages in activities in which the Advisor's interests or the interests of its clients may conflict with the interests of the Fund or its Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Advisor can give no assurance that any conflicts of interest will be resolved in favor of the Fund or its Shareholders.

Transactions by the Advisor — The Advisor may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Fund. Such an opportunity could include a business that competes with the Fund or a Portfolio Fund in which the Fund has invested or proposes to invest.

From time to time, the Advisor may pursue the development of investment managers who will manage private investment funds that would otherwise qualify as investments for the Fund. Due to the conflicts of interest involved and in accordance with applicable law, the Advisor will not make any investment for the Fund in any Portfolio Fund that is managed by an affiliate of the Advisor. Accordingly, there may be investments that are unavailable to the Fund due to the manager's affiliation with the Advisor. Further, in the event that the Advisor acquires a business or investment manager that is a manager of any Portfolio Fund, the Advisor may need to liquidate any investment by the Fund in a Portfolio Fund managed by such affiliated investment manager.

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In addition, the Advisor may have other relationships with Portfolio Funds or Managers which may not result in the Advisor directly or indirectly controlling, being controlled by, or being under common control with, such Portfolio Funds or Managers. These relationships may include distribution or intermediary relationships with Portfolio Funds, strategic or principal investments in Portfolio Funds or their Managers, or other contractual relationships. To the extent permitted by applicable law, it is possible that the Fund may invest in one or more such Portfolio Funds or with one or more such Managers. In such circumstances, the management fee and the incentive fee charged by any such Portfolio Fund or Manager may still apply.

The Advisor's Asset Management Activities — The Advisor conducts a variety of asset management activities, including sponsoring unregistered investment funds. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. The Advisor's investment management activities may present conflicts if the Fund and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

Voting Rights in Portfolio Funds — From time to time, a Portfolio Fund may seek the approval or consent of its investors in connection with certain matters relating to the Portfolio Fund. In such a case, the Advisor has the right to vote in its sole discretion the Fund’s interest in the Portfolio Fund. The Advisor considers only those matters it considers appropriate in taking action with respect to the approval or consent of the particular matter. Business relationships may exist between the Advisor and its affiliates, on the one hand, and the Managers and affiliates of the Portfolio Funds, on the other hand, other than as a result of the Fund’s investment in a Portfolio Fund. As a result of these existing business relationships, the Advisor may face a conflict of interest acting on behalf of the Fund and its Shareholders.

Portfolio Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult for the Advisor to monitor whether holdings of the Portfolio Funds cause the Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Fund may need to hold its interest in a Portfolio Fund in non-voting form. Additionally, in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Fund intends to own less than 5% of the voting securities of each Portfolio Fund. This limitation on owning voting securities is intended to ensure that a Portfolio Fund is not deemed an "affiliated person" of the Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Advisor. To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interest in a Portfolio Fund. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. Other Portfolio Funds or accounts managed by the Advisor may also waive their voting rights in a particular Portfolio Fund. Subject to the oversight of the Fund’s Board, the Advisor will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Advisor in the particular Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund to invest in certain Portfolio Funds. However, to the extent the Fund contractually foregoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of the interestholders of the Portfolio Fund, including matters adverse to the Fund’s interests. This restriction could diminish the influence of the Fund in a Portfolio Fund, as compared to other investors in the Portfolio Fund (which could include other Portfolio Funds or accounts managed by the Advisor, if they do not waive their voting rights in the Portfolio Fund), and adversely affect the Fund’s investment in the Portfolio Fund, which could result in unpredictable and potentially adverse effects on Shareholders. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. In these circumstances, transactions between the Fund and a Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Client Relationships — The Advisor and its affiliates may have relationships with sponsors and managers of Portfolio Funds, corporations and institutions. In providing services to its clients and the Fund, the Advisor may face conflicts of interest with respect to activities recommended to, or performed for, such clients, on the one hand, and the Fund, the Shareholders and/or the Portfolio Funds, on the other hand. The Advisor may also face conflicts of interest in connection with any purchase or sale transactions involving an investment by the Fund, whether to or from a client of the Advisor, and in connection with the consideration offered by, and obligations of, such client of the Advisor in such transactions. In such cases, the Advisor will owe fiduciary duties to the client of the Advisor that may make the Advisor's interest adverse to that of the Fund. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Fund.

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Diverse Membership; Relationships with Shareholders — The Shareholders may include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Fund and/or Portfolio Funds, the structuring of the acquisition of investments of the Fund, and the timing of disposition of investments. This structuring of the Fund’s investments and other factors may result in different returns being realized by different Shareholders. Conflicts of interest may arise in connection with decisions made by the Advisor, including decisions with respect to the nature or structuring of investments, that may be more beneficial for one Shareholder than for another Shareholder, especially with respect to Shareholders' individual tax situations. In selecting Portfolio Funds for the Fund, the Advisor considers the investment and tax objectives of the Fund as a whole, not the investment, tax or other objectives of any Shareholder individually.

Brokerage Activities — The Advisor will be authorized to engage in transactions in which it acts as a broker for the Fund and for another person on the other side of the transaction. In any such event, the Advisor may receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. The Advisor may also act as agent for the Fund, Portfolio Funds and other clients in selling publicly traded securities simultaneously. In such a situation, transactions may be bundled and clients, including the Fund, may receive proceeds from sales based on average prices received, which may be lower than the price which could have been received had the Fund sold its securities separately from the Advisor's other clients.

Related Funds — Conflicts of interest may arise for the Advisor in connection with certain transactions involving investments by the Fund in Portfolio Funds, and investments by other funds advised by the Advisor, or sponsored or managed by the Advisor, in the same Portfolio Funds. Conflicts of interest may also arise in connection with investments in the Fund by other funds advised or managed by the Advisor or any of its affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Advisor or an affiliate may determine that an investment in a Portfolio Fund is appropriate for a particular client or for itself or its officers, directors, principals, members or employees, but that the investment is not appropriate for the Fund. Situations also may arise in which the Advisor, one of its affiliates, or the clients of either have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Advisor, its affiliates and any of their respective officers, directors, principals, members or employees may disadvantage the Fund in certain situations if, among other reasons, the investment activities limit the Fund’s ability to invest in a particular Portfolio Fund.

Management of the Fund — Personnel of the Advisor or its affiliates will devote such time as the Advisor, the Fund and its affiliates, in their discretion, deem necessary to carry out the operations of the Fund effectively. Officers, principals, and employees of the Advisor and its affiliates will also work on other projects for the Advisor and its other affiliates (including other clients served by the Advisor and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

CONFLICTS OF INTEREST RELATING TO THE MANAGERS

The Advisor anticipates that each Manager will consider participation by the applicable Portfolio Fund in all appropriate investment opportunities that are also under consideration for investment by the Manager for other portfolio funds and accounts managed by the Manager ("Manager Accounts") that pursue investment programs similar to that of the applicable Portfolio Fund or the Fund.  However, there can be no guarantee or assurance that a Manager will follow such practices or that a Manager will adhere to, and comply with, its stated practices, if any.  In addition, circumstances may arise under which a Manager will cause its Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Manager will commit assets of the Portfolio Fund.  Circumstances may also arise under which a Manager will consider participation by its Manager Accounts in investment opportunities in which the Manager intends not to invest on behalf of the Portfolio Fund, or vice versa.

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Situations may occur where the Fund could be disadvantaged by investment activities conducted by the Manager for the Manager Accounts.  These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken by Portfolio Funds in which the Fund and/or Manager Accounts participate (collectively, "Co-Investors" and, individually, a "Co-Investor"), limiting the size of the Portfolio Fund's position; (2) legal prohibitions on the Co-Investors' participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

A Manager may from time to time cause Portfolio Funds to effect certain principal transactions in securities with one or more Manager Accounts, subject to certain conditions.  For example, these transactions may be made in circumstances in which the Manager determined it was appropriate for the Portfolio Fund to purchase and a Manager Account to sell, or the Portfolio Fund to sell and the Manager Account to purchase, the same security or instrument on the same day.

Each Manager, its affiliates and their principals, partners, directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in Portfolio Funds, and may have conflicts of interest with respect to investments made on behalf of Portfolio Funds in which the Fund participates.  As a result of different trading and investment strategies or constraints, positions may be taken by principals, partners, directors, officers, employees and affiliates of the Manager that are the same as, different from or made at different times than positions taken for the Portfolio Fund in which the Fund participates.  Future investment activities of the Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Fund and its Shareholders.

Managers or their affiliates may from time to time provide investment advisory or other services to private portfolio funds and other entities or accounts managed by the Manager or its affiliates.  In addition, Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of the Manager) may provide to one or more Manager Accounts.

CODES OF ETHICS

Each of the Fund, the Advisor and the Distributor has adopted a code of ethics (the "Code of Ethics") in compliance with Section 17(j) of the 1940 Act and Rule 17j-1 thereunder.  Each Code of Ethics establishes procedures for personal investing and restricts certain transactions.  Employees subject to a Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Fund.  The Codes of Ethics are available on the EDGAR Database on the SEC's website at www.sec.gov.  In addition, the Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.  Copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov , or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

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PROXY VOTING POLICIES AND PROCEDURES

The Fund has adopted proxy voting policies and procedures pursuant to which the Board may delegate the voting of proxies for the Fund's portfolio securities to the Advisor pursuant to the Advisor' proxy voting guidelines.  Under these guidelines, the Advisor will vote proxies related to the Fund’s portfolio securities in the best interests of the Fund and its Shareholders.  A copy of the Advisor' proxy voting policy is attached as Appendix A to this Statement of Additional Information. Information about how the Fund voted proxies relating to securities held in the Fund's portfolio will be available upon request (1) by calling (919) 933-4004 and (2) on the SEC's website at http://www.sec.gov.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA, Keogh Plan, or other plan that is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, "Plans") should consider, among other things, the matters described below before determining whether to invest in a Fund.

A Plan fiduciary considering an investment in a Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs. In addition, a Plan fiduciary should consider whether an investment in the Fund will result in any UBTI to the Plan. See "Certain U.S. Federal Income Tax Considerations."

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, whether the investment is permitted under the ERISA Plan's governing instruments, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the relevant Fund's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Certain U.S. Federal Income Tax Considerations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in a Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be "plan assets" of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under ERISA or the Code. Thus, the Advisor is not a fiduciary within the meaning of ERISA or the Code with respect to the assets of any Plan that becomes a Shareholder in the Fund, solely by reason of the Plan's investment in the Fund.

Certain prospective investors may currently maintain relationships with the Advisor in which the Fund invests, or with other entities that are affiliated with the Advisor. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Plan to which it provides investment management, investment advisory, or other services. ERISA and the relevant provisions of the Code prohibit the use of Plan assets for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code and fiduciaries of such Plans should not permit an investment in the Fund with plan assets if the Advisor or their affiliates perform or have investment powers over such assets, unless an exemption from the prohibited transaction rules apply with respect to such purchase.

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The Fund requires Plan fiduciaries proposing to invest in the Fund to certify that (a) the investment by such Plan interest holder in the Fund is prudent for the Plan  (taking into account any applicable liquidity and diversification requirements of ERISA); (b) the investment in the Fund is permitted under ERISA, the Code, other applicable law and the Plan's governing plan documents; (c) none of the Advisor nor any of its affiliates (including, without limitation, any of the Related Parties) has acted as a fiduciary under ERISA with respect to such purchase; (d) no advice provided by the Advisor or any of its affiliates (including, without limitation, any of the Related Parties) has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase; and (e) the purchase, holding and disposition of the interest in the Fund will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any materially similar provisions of other law for which an exemption is not available.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of an investment in the Fund.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA or the Code discussed above, but may be subject to substantively similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND'S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISORS OR ANY OF THEIR AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE INTERESTS, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

CERTAIN TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are encouraged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

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In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this registration statement regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund currently qualifies as a regulated investment company (a "RIC") under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98.2% of its ordinary income and 98% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund expects to be taxed largely at ordinary income rates on gains from the Portfolio Funds.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. Distributions of the Fund's income derived from the Portfolio Funds as well as gains from the disposition of the Portfolio Funds with respect to which the Fund has made a "mark-to-market" election will be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund.  It is expected that a substantial portion, and possibly all, of the Fund's distributions will be treated as ordinary income to its Shareholders.

The Fund may be able to make distributions of capital gains received from Portfolio Funds in which the Fund has made a "qualified electing fund" election as described in more detail below.  Such distributions will generally be taxable to Shareholders as long-term capital gain regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund.  A Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions that he receives from the Fund, regardless of how long the Shareholder has held shares in the Fund.  Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Portfolio Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

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The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See "Distribution Policy."

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S federal withholding tax at such lower rate as prescribed by applicable tax treaty, on distributions of the Fund's income derived from the Portfolio Funds. Each non-U.S. Shareholder must provide documentation to the Fund certifying its non-United States status.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Investments in Passive Foreign Investment Companies

The Fund intends to purchase interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund intends to elect to either "mark-to-market" the shares that it holds in PFICs at the end of each taxable year or make a "qualified electing fund" election (a "QEF election") with respect to such shares.

The Fund expects to make the "mark-to-market" election with respect to most of the Portfolio Funds.  If the Fund makes such an election with respect to a PFIC, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until sold, at which point the loss will be treated as a capital loss. Although the Fund may only deduct capital losses in a given taxable year to the extent of capital gains, the Fund may carry forward remaining capital losses for up to eight years following the taxable year in which the loss was recognized. However, the Fund does not expect to generate significant capital gains from its investments.

As an alternative to the "mark-to-market election," in certain circumstances the Fund may be able make a QEF election with respect to the shares of a PFIC in which they own shares.  If the Fund makes a QEF election, then the Fund must include in income for each year its pro rata share of the PFIC's ordinary earnings and net capital gain, if any, for the PFIC's taxable year that ends with or within the taxable year of the Fund, regardless of whether or not distributions were received from the PFIC by the Fund.  Losses of the PFIC would not pass through to the Fund on a current basis, however, the Fund may ultimately recognize such losses on a disposition of the shares of the PFIC.  The Fund would generally recognize capital gain or loss on the sale, exchange, or other disposition of the shares of a PFIC with respect to which the Fund made a QEF election.  Such gain or loss will be treated as long-term capital gain or loss if the Fund's holding period in the PFIC shares is greater than one year at the time of the sale, exchange or other disposition.  In order for the Fund to make a QEF election, the PFIC must annually provide the Fund with certain information regarding the Fund’s share of the PFIC's net ordinary earnings and net long-term capital gain.  The Fund may not be able to obtain such information from any Portfolio Fund.  Therefore, there can be no assurance that the Fund will be able to make a QEF election with respect to any Portfolio Fund.

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By making the mark-to-market election or the QEF election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of their interests in the Portfolio Funds in order to make the required distributions.

If the Fund does not make the "mark-to-market" election or the QEF election, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund.  Shareholders are generally taxable in their state of residence on their share of the Fund's income.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the operations of the Fund, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund.  Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

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In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Fund

In most instances, the Fund will purchase securities issued by a Portfolio Fund directly from such Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses.  The Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid.   With respect to any direct investing conducted by the Fund (i.e. individual publicly traded securities), in selecting brokers or dealers to execute such transactions, the Fund will always attempt to ensure that the total cost or proceeds of any transaction is the most favorable obtainable under the circumstances. In addition, the Fund may directly enter into forward and futures contracts, swaps, and other derivative instrument transactions. Under some circumstances, the Fund may incur expenses in connection with their transactions. When selecting brokers to execute the Fund's portfolio securities transactions, the Advisor considers the factors it deems relevant in the context of a particular trade and in regard to the Advisor’s overall responsibilities with respect to the Fund and other investment accounts, including any instructions from the Fund's portfolio manager, which may emphasize, for example, speed of execution over other factors. Based on the factors considered, the Advisor may choose to execute an order using ECNs, including algorithmic trading, crossing networks, direct market access and program trading, or by actively working an order. Other possibly relevant factors may include, but are not limited to, the following: price; the size and type of the securities transaction; the reasonableness of compensation to be paid, including spreads and commission rates; the speed and certainty of trade executions, including broker willingness to commit capital; the nature and characteristics of the markets for the security to be purchased or sold, including the degree of specialization of the broker in such markets or securities; the availability of liquidity in the security, including the liquidity and depth afforded by a market center or market-maker; the reliability of a market center or broker; the broker's overall trading relationship with the Advisor; the Advisor's assessment of whether and how closely the broker likely will follow the Advisor's instructions to the broker; the degree of anonymity that a particular broker or market can provide; the potential for avoiding or lessening market impact; the execution services rendered on a continuing basis; the execution efficiency, settlement capability, and financial condition of the firm; arrangements for payment of fund expenses, if applicable; and the provision of additional brokerage and research products and services, if applicable. The Master Fund paid $[   ], $10,900 and $0 amount of brokerage commissions during the fiscal years ended March 31, 2014, March 31, 2013 and March 31, 2012, respectively. Effective July 1, 2014, the Fund no longer operates as part of a master-feeder structure.

Other accounts managed by the Advisor may own, from time to time, some of the same investments as the Fund.  Investment decisions for the Fund are made independently from those of other accounts managed by the Advisor; however, from time to time, the same investment decision may be made for multiple Advisor accounts.

When two or more accounts managed by the Advisor seek to purchase or sell the same Portfolio Funds, the Advisor will seek to allocate investment opportunities and dispositions fairly over time among the Fund and the other accounts managed by the Advisor.  The Fund’s specific portfolio composition will be influenced by a number of factors, including, but not limited to, the Fund’s investment guidelines, the Fund’s specific terms and conditions and the investment judgment of the portfolio manager.  The Advisor manages other accounts with investment mandates that may overlap or conflict with the investment strategies pursued by the Fund, as both the Fund and the accounts may be eligible to participate in the same investment opportunities.  Additionally, interests in Portfolio Funds are generally offered in private offerings and it is not uncommon for Portfolio Funds to become closed or limited with respect to new investments due to size constraints or other considerations.  Moreover, the Fund or the other accounts managed by the Advisor may not be eligible or appropriate investors in all potential Portfolio Funds.  As a result of these and other factors, the Fund may be precluded from making a specific investment or may reallocate existing Portfolio Funds among the other accounts managed by the Advisor.  These decisions will be made by the Advisor taking into consideration the respective diversification guidelines, investment objectives, existing investments, liquidity, contractual commitments or regulatory obligations and other considerations applicable to the Fund and the other accounts managed by the Advisor.  However, there likely will be circumstances where the Fund is unable to participate, in whole or in part, in certain investments to the extent it would participate absent allocation of an investment opportunity among the Fund and the other accounts managed by the Advisor.  In addition, it is likely that the Fund’s portfolio and those of other accounts managed by the Advisor will have differences in the specific Portfolio Funds held in their portfolios even when their investment objectives are the same or similar.  Such differences may be magnified by the approach utilized by the Fund in its selection of Portfolio Funds.  These and other distinctions will result in differences in portfolio performance between the Fund and the other accounts managed by the Advisor.

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When two or more accounts managed by the Advisor seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the Fund and such other accounts on a good faith equitable basis, usually on a pro rata basis, by the Advisor in its discretion in accordance with the various investment objectives of the accounts managed by the Advisor.  Such allocations are based upon the written procedures of the Advisor, which have been reviewed and approved by the Board.  In some cases, this system may adversely affect the price or size of the position obtainable for the Fund.  In other cases, however, the ability of the Fund to participate in volume transactions may produce better execution for the Fund.  It is the opinion of the Board that this advantage, when combined with the other benefits available due to the Advisor's organization, outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.

The annual portfolio turnover rate of the Fund may be greater than 100%.  Although, because it is difficult to accurately predict portfolio turnover rates, actual turnover may be lower than 100%.  Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities. The average turnover rate for the Fund for the fiscal year ended March 31, 2014 was [     ]%. The average turnover rate for the Master Fund for the fiscal year ended March 31, 2014 was [    ]%. Effective July 1, 2014, the Fund no longer operates as part of a master-feeder structure.

The Portfolio Funds

The Portfolio Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund’s investment in the Portfolio Funds.  Because the investment program of certain of the Portfolio Funds may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Portfolio Funds' investments may be substantially greater than the turnover rates of other types of investment vehicles.  In addition, the order execution practices of the Portfolio Funds may not be transparent to the Fund.  Each Portfolio Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage.  The Advisor will have no direct or indirect control over the brokerage or portfolio trading policies employed by the Managers.  The Advisor expects that the Managers will generally select broker-dealers to effect transactions on behalf of their respective Portfolio Fund substantially in the manner set forth below.

It is anticipated that Managers will seek reasonably competitive commission rates.  However, Portfolio Funds will not necessarily pay the lowest commission available on each transaction and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund.  Portfolio Funds may not be subject to the same regulatory restrictions on principal and agency transactions.  It is anticipated that some Portfolio Funds may effect principal or agency transactions through affiliates of the Fund.  The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Portfolio Funds.

No guarantee or assurance can be made that Portfolio Funds' brokerage transaction practices will be transparent or that the Portfolio Funds will establish, adhere to, or comply with their stated practices.  However, as the Portfolio Funds are not investment companies registered under the 1940 Act, they may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Funds' Managers or their affiliates rather than the Portfolio Funds.

A Manager may, consistent with the interests of the Portfolio Fund, select brokers on the basis of the research, statistical and pricing services they provide to the Portfolio Fund and its other clients.  Such research, statistical and/or pricing services must provide lawful and appropriate assistance to the Manager's investment decision-making processes in order for such research, statistical and/or pricing services to be considered by the Manager in selecting a broker.  These research services may include information on securities markets, the economy, individual companies, pricing information, research products and services and such other services as may be permitted from time to time by Section 28(e).  Information and research received from such brokers will be in addition to, and not in lieu of, the services required to be performed by the Manager under their respective contracts.  A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Manager determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Manager to the Portfolio Fund and its other clients and that the total commissions paid by the Portfolio Fund will be reasonable in relation to the benefits to the Portfolio Fund over the long-term. The advisory fees that a Portfolio Fund pays to its Manager will not be reduced as a consequence of the Manager's receipt of brokerage and research services.  To the extent that portfolio transactions are used to obtain such services, the brokerage commissions paid by a Portfolio Fund will exceed those that might otherwise be paid by an amount that cannot be presently determined.  Such services generally would be useful and of value to a Manager in serving one or more of its other clients and, conversely, such services obtained by the placement of brokerage business of other clients generally would be useful to the Manager in carrying out its obligations to the Portfolio Fund.  While such services are not expected to reduce the expenses of the Manager, the Manager would, through use of the services, avoid the additional expenses that would be incurred if they should attempt to develop comparable information through their own staffs.  Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

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As with the Fund, Portfolio Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

Brokerage

If a Manager enters into "soft dollar" arrangements, there can be no assurance that such Manager will comply with the safe harbor provided by Section 28(e) of the Securities Exchange Act of 1934 ("Section 28(e)"), which provides parameters for the use of soft or commission dollars to obtain "brokerage and research" services.  Although disclosure of the use of "soft dollars" is generally sufficient to avoid legal risk under U.S. federal law, there may still be legal risk to the Manager under state law if "soft dollars" are used to pay for services not covered under the Section 28(e) safe harbor.

Managers may use "soft dollars" to acquire a variety of research, brokerage and other investment-related services, for example, research on market trends, reports on the economy, industries, sectors and individual companies or issuers; credit analyses; technical and statistical studies and information; accounting and tax law interpretations; political analyses; reports on legal developments affecting Portfolio Funds; information on technical market actions; and financial and market database services.  Some may acquire goods or services outside of Section 28(e) that others would otherwise be considered manager overhead.  The use of "soft dollars" by Managers to pay for items not covered under the Section 28(e) safe harbor creates a conflict of interest between the Manager and the Portfolio Fund to the extent that such items benefits primarily or exclusively the Manager or its other clients rather than the Portfolio Fund.  In addition, the availability of non-monetary benefits not covered under the Section 28(e) safe harbor may influence the selection of brokers by the Manager.  These conflicts of interest may have a detrimental effect on the Portfolio Fund and ultimately the Fund.

VALUATION

There may be differences between the Fund's NAV used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Advisor's management fees.  Absent any material processing errors by the Fund’s Administrator or the Advisor (e.g., inaccurate calculation of a price provided to the Advisor by a Portfolio Fund), valuations will generally not be subsequently adjusted for such differences.

Valuation of Portfolio Funds

Prior to investing in any Portfolio Fund, the Advisor will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Advisor reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Fund's Board of Trustees provide that the Advisor will review the valuations provided by the Managers to the Portfolio Funds, neither the Advisor nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Managers (which are unaudited). Accordingly, the valuations of the Manager generally will be relied upon by the Fund, even though a Manager may face a conflict of interest in valuing the securities, as their value will affect the Manager's compensation.

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In valuing underlying Portfolio Fund interests held in the Fund’s portfolio, the Fund’s Administrator relies primarily on unaudited valuation information received from the Portfolio Funds.  Specifically, the Fund’s Administrator typically will receive monthly estimated values or performance return information from the Portfolio Funds.  The Fund’s Administrator will also receive annual audited financial statements from the Portfolio Funds.  The Fund will not invest in Portfolio Funds that are not required to provide annual audited financial statements.

Fair Valuation and Adjustments

The Portfolio Funds are generally valued based upon values or performance information provided by the Managers or their administrators, as the case may be.  If the Advisor have reason to believe that a value or information provided by a Portfolio Fund is not in accordance with the applicable accounting or industry standards or is unreliable, the Advisor will consider whether it is appropriate, in light of all relevant circumstances, to adjust such reported value in accordance with the fair valuation procedures of the Fund.  In making this determination with respect to a Portfolio Fund that is a hedge fund, the Fund may consider factors such as, among others, (i) the price at which recent subscriptions or redemptions of the Portfolio Fund interests were offered, (ii) information provided to the Fund or to the Advisor by a Portfolio Fund, or the failure to provide such information as agreed to in the Portfolio Fund's offering materials or other agreements with the Fund, (iii) relevant news and other sources, and (iv) market events.  In making this determination with respect to a Portfolio Fund that is a private equity, real estate or real asset fund, the Fund may consider factors such as, among others, (i) information provided to the Fund or to the Advisor by the Portfolio Fund, or the failure to provide such information as agreed to in the Portfolio Fund's offering materials or other agreements with the Fund, (ii) relevant news and other sources, and (iii) extraordinary market events.  In addition, in the case where valuations from Portfolio Funds are not available, such investments will be fair valued.

Although the Valuation Procedures approved by the Board provide that the valuation committee of the Adviser will review the valuations provided by the Managers or their administrators, neither the Valuation Committee nor the Advisor will be able to confirm independently the accuracy of any unaudited valuations provided thereby.  For a description of certain risks related to the valuation of Portfolio Funds, see "General Risks – Risks Related to Portfolio Funds – Portfolio Valuation."

The valuations reported by the Managers of the Portfolio Funds, upon which the Fund calculates its quarter-end NAV and NAV per Share, may be subject to later adjustment, based on information reasonably available at that time. The Fund will pay repurchase proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the Valuation Date. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a NAV, the Fund will generally not make any retroactive adjustment to such NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. If, after the Fund pays repurchase proceeds, one or more of the valuations used to determine the NAV on which the repurchase payment is based are revised, the repurchasing Shareholders (if the valuations are revised upward) or the remaining Shareholders (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Shareholder will neither receive distributions from, nor will it be required to reimburse, the Fund in such circumstances. This may have the effect of diluting or increasing the economic interest of other Shareholders. Such adjustments or revisions, whether increasing or decreasing the NAV at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from Managers or revisions to NAV of a Portfolio Fund adversely affect the Fund’s NAV, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV per Share higher than the adjusted amount. Conversely, any increases in the NAV per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV per Share lower than the adjusted amount. New Shareholders, as well as Shareholders purchasing additional Shares, may be affected in a similar way because the same principles apply to the subscription for Shares.

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Valuation of Securities

The Fund calculates its NAV as of the last Business Day of each calendar month as noted below, and at such other times as the Board, upon advice from the Advisor, may determine, including in connection with repurchases of Shares, in accordance with the procedures described below.  To the extent the Fund invests directly in securities other than investments in Portfolio, the Fund generally values such assets as described below.

Securities for which market quotations are readily available and not determined by the Advisor to be unreliable shall be valued at their current market value based on market quotations.  Equity securities that are traded on a recognized securities exchange (e.g., the NYSE), separate trading boards of a securities exchange, or through a market system that provides contemporaneous pricing information (an "Exchange") are valued via independent pricing services generally at the Exchange closing price, or if an Exchange closing price is not available, the last traded price on that Exchange, prior to the time as of which the assets or liabilities are valued.  However, other means of determining current market value may be used.  If an equity security is traded on more than one Exchange, the current market value of the security where it is primarily traded generally will be used.  In the event there are no sales involving an equity security on a day on which the Fund values such security, the last bid (long positions) or ask (short positions) price, if available, will be used.  If no bid or ask price is available on a day on which the Fund values such security, the prior day's price will be used, provided that the Advisor is not aware of any significant event or other information that would cause such last price to no longer reflect the fair value of the security, in which case such asset will be fair valued.

The Advisor may utilize, to value securities or assets for which market quotations are not readily available or for which such market quotations are determined to no longer reflect the fair value of the security, pricing agents or pricing services ("Pricing Services") approved or ratified by the Fund's Board or a committee thereof or (ii) broker-dealers or market makers ("Broker-Dealers").  The use of Pricing Services and Broker-Dealers for determining fair value is in addition to the use of such Pricing Services and Broker-Dealers for obtaining available market quotations.

When market quotations are not readily available or are believed to be unreliable, or the Advisor believes the values received from the Pricing Services or Broker-Dealers are unreliable, the security or asset is valued at fair value.  In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Valuation Committee will reevaluate the Fund’s fair value methodology to determine, what, if any, adjustments should be made to the methodology.

The valuations reported by the Managers of the Portfolio Funds, upon which the Fund calculates its month-end NAV and NAV per Share, may be subject to later adjustment, based on information reasonably available at that time.  The Fund will pay repurchase proceeds in connection with the operation of periodic tender offers, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the Valuation Date.  In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a NAV, the Fund will generally not make any retroactive adjustment to such NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. This may have the effect of diluting or increasing the economic interest of other Shareholders.  As a result, if a Shareholder's Shares are repurchased by the Fund, subsequent valuation adjustments to Portfolio Funds may occur and there is a risk that the tendering Shareholder may receive an amount upon repurchase that is greater or less than the amount such Shareholder would have been entitled to receive on the basis of the adjusted valuation.  In the event that subsequent adjustments result in an overpayment in connection with a tender offer, the remaining Shareholders will bear the risk of such overpayment.  More specifically, to the extent such subsequently adjusted valuations from Portfolio Funds adversely affect the Fund’s NAV, or to the extent the Fund is required to reimburse Portfolio Funds for any overpayment with respect to redemption proceeds paid by the Portfolio Fund to the Fund, the Fund will be adversely affected to the benefit of Shareholders whose Shares had previously been repurchased.  Conversely, any increases in the NAV resulting from such subsequently adjusted valuations generally will be entirely for the benefit of current Shareholders and to the detriment of Shareholders who tendered pursuant to a tender offer at an NAV lower than the adjusted amount.  Finally, the fees payable to the Advisor, and the management and performance fees payable to Managers, generally will not be reduced or subject to rebate, unless adjusted as the result of an audit.

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Because of the inherent uncertainty of valuation, the estimated value of Portfolio Funds for which no ready market exists may differ significantly from the value that would be used had a ready market for the security existed, and the differences could be material.

In the event that a price or valuation estimate accepted by the Fund in relation to an underlying investment subsequently proves to be incorrect or varies from the final published price, no adjustment to any previously published NAV will be made.  Moreover, there may be differences between the Fund's NAV used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Advisor's management fees.  Absent any material processing errors by the Fund’s Administrator or the Advisor (e.g., inaccurate calculation of a price provided to the Advisor by a Portfolio Fund), valuations will generally not be subsequently adjusted for such differences.  Furthermore, in the event that a Portfolio Fund subsequently corrects, revises or adjusts a reported value that was properly relied upon by the Fund in accordance with the valuation procedures, the Portfolio Fund will generally not make any retroactive adjustment to its net asset value, or to any amounts paid based upon such net asset value, to reflect a revised valuation.

When market quotations may not be available, investments such as complex or unique financial instruments may be priced pursuant to a number of methodologies, such as computer-based analytical modeling or individual security evaluations.  These methodologies generate approximations of market values, and there may be significant professional disagreement about the best methodology for a particular type of financial instrument or different methodologies that might be used under different circumstances.  In the absence of an actual market transaction, reliance on such methodologies is essential, but may introduce significant variances in the ultimate valuation of Portfolio Funds.

The Managers will generally face a conflict of interest in providing valuations to the Fund since such valuations will affect the compensation of the Managers.

Certain Portfolio Funds may invest a portion of their assets in investments the Advisor believes are illiquid, lack a readily assessable market value or should be held until the resolution of a special event or circumstance.  In those situations, the Managers may "side pocket" such investments.  The use of side pockets by Portfolio Funds vary. Prior to investing in a Portfolio Fund, the Advisor determines whether a Portfolio Fund has one or more side pockets and, if so, the nature of the Portfolio Fund's assets in the side pockets and how the Manager of the Portfolio Fund values such assets.  As part of its due diligence inquiry of the Portfolio Fund candidate and its Manager, the Advisor conducts a due diligence review of the valuation methodologies utilized by the Portfolio Fund.  If it determines to invest in a Portfolio Fund with a side pocket, the Advisor requests frequent updates from the Manager of that Portfolio Fund about the side pocket and monitors the exposure of its clients (in this case the Fund) to all Portfolio Funds with side pockets. Shareholders investing in the Fund at the time when a Manager with whom the Fund is invested side pockets, such investments will bear additional risks associated with such investments because the Fund does not have a mechanism in place to segregate out such side-pocketed investments from the rest of its portfolios. To the extent such investments are held in Portfolio Funds but not realized until after a Shareholder has tendered Shares pursuant to the periodic tender offers, the tendering Shareholder may not benefit from a "side pocket's" full realized value, or conversely, the remaining Shareholders may bear some or all of the losses on a "side pocket" investment.

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DISTRIBUTION

Town Hall Capital, LLC, an affiliated person of the Advisor, serves as the Fund’s distributor pursuant to a distribution agreement. The principal office of Town Hall Capital, LLC is located at 570 Lexington Avenue, 16th Floor, New York, New York 10022.

ADMINISTRATION, ACCOUNTING AND INVESTOR SERVICES AGREEMENTS

State Street Bank and Trust Company (the "Administrator", "State Street" or "Custodian"), whose principal business address is One Lincoln Street, Boston, Massachusetts 02111, provides various administrative, accounting, transfer agency and investor services to the Fund (the "Administration Agreement").  Under the terms of the Fund’s Administration Agreements, the Administrator is responsible, directly or through its agents, for, among other things: reconciling cash and investment balances with the Fund’s custodian; calculating contractual expenses, including management fees; determining net income; arranging for the computation of the Fund’s NAV; preparing the Fund’s Statements of Assets and Liabilities and Statements of Operations; preparing the Fund’s annual and semi-annual reports; preparing monthly security transaction listings; receiving and tabulating proxies; maintaining the register of Shareholders, including any transfer or repurchase of Shares; arranging for the calculation of the issue and repurchase price of Shares; preparing tender offer notices and performing all work associated with tender offers; allocating income, expenses, gains and losses to Shareholders' respective capital accounts; and issuing reports and transaction statements to Shareholders.

Pursuant to the Administration Agreement, the Administrator will provide certain investor services to the Fund, including: maintaining the register of the Shareholders and enter on such register all issues, transfers and repurchases of interests in the Fund; arranging for the calculation of the issue and repurchase prices of interests in the Fund in accordance with its controlling document; preparing promissory notes promptly after the close of the tender period; preparing tender offer notices and performing all work associated with tender offers; allocating income, expenses, gains and losses to the individual Shareholder's capital accounts in accordance with the Fund’s controlling documents; preparing and mailing annually to the each Shareholder any required Form 1099 in accordance with applicable tax regulations; and issuing reports and transaction statements to Shareholders.

For the fiscal years ended March 31, 2014, March 31, 2013 and March 31, 2013 the Master Fund paid $[                       ], $310,497 and $169,637, respectively, in fees to the Administrator.  The Feeder Fund did not paid fees to the Administrator during the past three fiscal years but will commence paying such fees on July 1, 2014. Effective July 1, 2014, the Fund no longer operates as part of a master-feeder structure.

The Fund also pays the Administrator certain fixed fees for tax preparation and other services.  The Administrator is also reimbursed by the Fund for out-of-pocket expenses (including those of any third party retained to assist the Administrator) relating to services provided to the Fund.

SERVICING AGENTS

The Advisor serves as Servicing Agent of the Fund and has responsibility for such investor services and fund administrative assistance as may include, but shall not be limited to, the provision of personal, continuing services to their customers who are investors in the Fund, establishment of investor accounts, communicating periodically with Shareholders and providing information about the Fund, the Shares, and repurchase offers, handling correspondence from investors about their accounts, maintaining account records, receiving, aggregating and processing purchase and repurchase transactions, providing and keeping retirement plan records, acting as the sole Shareholder of record and nominee for Shareholders, providing beneficial owners with account statements, processing dividend payments, issuing reports to Shareholders and transaction confirmations, providing or procuring accounting services for the Fund and limited partner account, providing subaccounting services for Shares held beneficially, forwarding Shareholder communications to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners, general account administration activities, administering board, committee and shareholder meetings, preparing meeting minutes upon request, administering tender offers, including preparation of filings, maintaining Fund records, coordinating regulatory and other filings by the Fund, administering investor application review, administering compulsory redemptions upon request, and providing such other administration services as the Fund may request from time to time. The Servicing Agent may engage one or more Sub-Servicing Agents to provide some or all of the above services. Compensation to any Sub-Servicing Agent will be paid by the Servicing Agent. The Advisor or its affiliates also may pay a fee out of their own resources to Sub-Servicing Agents.

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CUSTODIAN

State Street Bank and Trust Company, a Massachusetts company incorporated under the laws of the Commonwealth of Massachusetts, serves as the Custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board.  Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custodians in a securities depository, clearing agency or omnibus customer account.  The Custodian's principal business address is One Lincoln Street, Boston, Massachusetts 02111.

REPORTS TO SHAREHOLDERS

THE FUND FURNISHES TO SHAREHOLDERS AS SOON AS PRACTICABLE AFTER THE END OF EACH TAXABLE YEAR INFORMATION ON FORM 1099 AS IS REQUIRED BY LAW TO ASSIST THE SHAREHOLDERS IN PREPARING THEIR TAX RETURNS. THE FUND PREPARES, AND TRANSMITS TO SHAREHOLDERS, AN AUDITED ANNUAL REPORT WITHIN 60 DAYS AFTER THE CLOSE OF THE PERIOD FOR WHICH THE REPORT IS BEING MADE, OR AS OTHERWISE REQUIRED BY THE 1940 ACT. SHAREHOLDERS ALSO ARE SENT REPORTS ON A QUARTERLY BASIS REGARDING THE FUND'S OPERATIONS DURING EACH QUARTER.

FISCAL YEAR

For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31 and the tax year of the Fund ends on October 31.

ACCOUNTANTS AND LEGAL COUNSEL

[                   ] is the independent registered public accounting firm of the Fund.  Its principal business address is at 5 Times Square, New York, NY 10036. Seward & Kissel, located at 901 K Street, N.W., Suite 800, Washington, D.C. 20001, serves as legal counsel to the Fund and also serves as legal counsel to the Advisor and certain of its affiliates.

FINANCIAL STATEMENTS

Financial statements for the Fund as well as a report by the Fund’s Independent Registered Public Accounting Firm are available in the Fund’s annual report to shareholders dated March 31, 2014 and are attached as Appendix B to this SAI.

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APPENDIX A

Morgan Creek Global Equity Long/Short Institutional Fund

Proxy Voting Policy

I.	PROXY VOTING

A.	General Proxy Voting Policies

(1)	Voting in the Best Interests of Advisory Clients

Morgan Creek understands and appreciates the importance of proxy voting.  To the extent that Morgan Creek has discretion to vote the proxies of its Advisory Clients, Morgan Creek will vote any such proxies in the best interests of Advisory Clients and Investors (as applicable) and in accordance with the procedures outlined below (as applicable).

It is the policy of the Board of Trustees of the Company to delegate the responsibility for voting proxies relating to portfolio securities held by the Company to Morgan Creek as a part of Morgan Creek’s general management of the Company, subject to the Board’s continuing oversight.  The delegation by the Board of Trustees of the authority to vote proxies relating to portfolio securities of the Company is entirely voluntary and may be revoked by the Board, in whole or in part, at any time.

Morgan Creek may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner substantially consistent with the policies of the firm and then ensure such proxies are voted on a timely basis.

(2)	Applicability of Policy

It should be specifically noted that the Fund generally invests (directly or indirectly) in private investment funds.  As such, it is expected that proxies received by Morgan Creek primarily will deal with matters related to the operative terms and business details of such private investment funds.  Morgan Creek is not responsible for, and these procedures are not applicable to, proxies received by the investment managers of the underlying investment funds invested in by the Advisory Clients (related to issuers invested in by such underlying investment funds).  To the extent that a Non-Discretionary Advisory Client accesses an underlying investment manager, it is understood that voting discretion related to issuers will generally be held by such underlying investment managers.  Non-Discretionary Advisory Clients may request the view of Morgan Creek on proposed amendments or other changes to the operating documents of private investment funds.  Morgan Creek will provide recommendations based on consideration for the individual needs and best interests of the client, which may differ from those of the Fund.

B.	Proxy Voting Procedures

(1)
All proxies sent to Advisory Clients or the Company that are actually received by Morgan Creek (to vote on behalf of the Advisory Clients/ the Company) will be provided to the Chief Compliance Officer.

(2)	The Chief Compliance Officer will generally adhere to the following procedures (subject to limited exception):

(a)	A written record of each proxy received by Morgan Creek (on behalf of its Advisory Clients or the Company) will be kept in Morgan Creek’s files;

(b)	The Chief Compliance Officer will determine which of Morgan Creek’s Advisory Clients or the Company holds an interest in the private investment fund or security to which the proxy relates;

(c)
The Chief Compliance Officer will call a meeting (which may be via telephone) of the Chief Compliance Officer, Michael P. Hennessy, Josh S. Tilley and Mark B. Vannoy (collectively referred to as “Proxy Voting Committee”) and provide each member of the Proxy Voting Committee with:

(i)	a copy of the proxy;

(ii)	a list of the Advisory Clients or Company to which the proxy is relevant pursuant to Section B (2) above;

(iii)	the amount of votes controlled by each Advisory Client or Company; and

(iv)	the deadline that such proxies need to be completed and returned to the private investment fund or company in question.

(d)
Prior to voting any proxies, the Proxy Voting Committee will determine if there are any conflicts of interest related to the proxy in question in accordance with the general guidelines in Section C below.  If a conflict is identified, the Proxy Voting Committee will then make a determination (which may be in consultation with outside legal counsel) as to whether the conflict is material or not;

(e)
If no material conflict is identified pursuant to these procedures, the Proxy Voting Committee will make a decision on how to vote the proxy in question in accordance with the guidelines set forth in Section D below.  The Chief Compliance Officer will deliver the proxy in accordance with instructions related to such proxy in a timely and appropriate manner; and

(f)
Although not presently intended to be used on a regular basis, Morgan Creek is empowered to retain an independent third party to vote proxies in certain situations (including situations where a material conflict of interest is identified).

C.	Handling of Conflicts of Interest

(1)
As stated above, in evaluating how to vote a proxy, the Proxy Voting Committee will first determine whether there is a conflict of interest related to the proxy in question between Morgan Creek and its Advisory Clients or the Company.  This examination will include (but will not be limited to) an evaluation of whether Morgan Creek (or any affiliate of Morgan Creek) has any relationship with the private investment fund (or such fund’s investment adviser or affiliate) or company to which the proxy relates outside an investment in such investment fund/company by an Advisory Client of Morgan Creek or the Company.

(2)
If a conflict is identified and deemed “material” by the Proxy Voting Committee, Morgan Creek will determine whether voting in accordance with the proxy voting guidelines outlined in Section D below is in the best interests of affected Advisory Clients/ the Company (which may include utilizing an independent third party to vote such proxies).

(3)
With respect to material conflicts, Morgan Creek will determine whether it is appropriate to disclose the conflict to affected Advisory Clients/ the Company and Investors and give Investors the opportunity to vote the proxies in question themselves except that if the Advisory Client is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the investment management agreement between Morgan Creek and the ERISA Advisory Client reserves the right to vote proxies when Morgan Creek has determined that a material conflict exists that does affect its best judgment as a fiduciary to the ERISA Advisory Client, Morgan Creek will:

(a)	Give the ERISA Advisory Client the opportunity to vote the proxies in question themselves; or

(b)	Follow designated special proxy voting procedures related to voting proxies pursuant to the terms of the investment management agreements with such ERISA Advisory Clients (if any).

D.	Voting Guidelines

(1)
In the absence of specific voting guidelines mandated by a particular Advisory Client or the Company, Morgan Creek will endeavor to vote proxies in the best interests of each Advisory Client/ the Company.

(2)
Although voting certain proxies may be subject to the discretion of Morgan Creek, Morgan Creek is of the view that voting proxies in accordance with the following general guidelines is in the best interests of its Advisory Clients and the Company:

(a)	Morgan Creek will generally vote in favor of routine corporate housekeeping proposals including, but not limited to, the following:

(i)	election of directors (where there are no related corporate governance issues);

(ii)	selection or reappointment of auditors; or

(iii)	increasing or reclassification of common stock.

(b)	Morgan Creek will generally vote against proposals that:

(i)	make it more difficult to replace members of the issuer’s board of directors or board of managers; and

(ii)	introduce unequal voting rights (although there may be regulatory reasons that would make such a proposal favorable to certain Advisory Clients of Morgan Creek and/or the Company).

(3)
For proxies addressing any other issues (which may include proposals related to fees paid to investment managers of underlying investment funds, redemption rights provided by underlying investment funds, investment objective modifications, etc.), Morgan Creek shall determine (which may be based upon the advice of external lawyers, compliance consultants or accountants) whether a proposal is in the best interest of affected Advisory Clients/ the Company.  In doing so, Morgan Creek will evaluate a number of factors which may include (but are not limited to): (a) the performance of the underlying investment fund or company in question; and (b) a comparison of the proposed changes in terms to customary terms in the industry.

E.	Disclosure of Procedures

Advisory Clients: Employees should note that a brief summary of these proxy voting procedures are  included in Morgan Creek’s Form ADV Part II and will be updated whenever these policies and procedures are updated.  The Chief Compliance Officer will be responsible for sending a copy of this summary to all existing Advisory Clients.  Advisory Clients and Investors will also be provided with contact information as to how such Advisory Clients and Investors can obtain information about: (a) the details of Morgan Creek’s proxy voting procedures (i.e., a copy of these procedures); and (b) how Morgan Creek has voted proxies that are relevant to the affected Advisory Client or Investor.

The Company: The Company shall include in its registration statements: (a) a description of this policy and of the policies and procedures used by Morgan Creek to determine how to vote proxies relating to portfolio securities; and (b) a statement disclosing that information regarding how the Company voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Company’s toll-free telephone number; or through a specified Internet address; or both; and on the SEC’s website.

The Company shall include in their annual and semi-annual reports to shareholders: (a) a statement disclosing that a description of the policies and procedures used by or on behalf of the Company to determine how to vote proxies relating to portfolio securities of the Company is available without charge, upon request, by calling the Company’s toll-free telephone number; through a specified Internet address, if applicable; and on the SEC’s website; and (b) a statement disclosing that information regarding how the Company voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Company’s toll-free telephone number; or through a specified Internet address; or both; and on the SEC’s website.

F.	Record-Keeping Requirements

The Chief Compliance Officer will be responsible for maintaining files relating to Morgan Creek’s proxy voting procedures.  Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in the offices of Morgan Creek.  Records of the following will be included in the files:

(1)	Copies of these proxy voting policies and procedures, and any amendments thereto;

(2)
A copy of each proxy statement that Morgan Creek actually receives; provided, however, that Morgan Creek may rely on obtaining a copy of proxy statements from the SEC’s EDGAR system for those proxy statements that are so available;

(3)	A record of each vote that Morgan Creek casts;

(4)	A copy of any document that Morgan Creek created that was material to making a decision how to vote the proxies, or memorializes that decision (if any); and

(5)
A copy of each written request for information on how Morgan Creek voted such proxies and a copy of any written response to any request for information on how Morgan Creek voted proxies on behalf of Advisory Clients/ the Company.

G.	Company’s Annual Filing Requirement

The Company shall file an annual report of each proxy voted with respect to the portfolio securities of the Company during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Morgan Creek shall provide the voting record information necessary for the completion and filing of Form N-PX for the Company at least annually.  Such voting record information shall be in a form acceptable to the Company and shall be provided at such time(s) as are required for the timely filing of Form N-PX and at such additional time(s) as the Company and Morgan Creek may agree to from time to time.  With respect to those proxies that Morgan Creek has identified as involving a conflict of interest1, Morgan Creek shall submit a separate report indicating the nature of the conflict of interest and how that conflict was resolved with respect to the voting of the proxy.

1 As it is used in this document, the term “conflict of interest” refers to a situation in which Morgan Creek or affiliated persons of Morgan Creek have a financial interest in a matter presented by a proxy other than the obligation it incurs as investment adviser to the Company which could potentially compromise Morgan Creek’s independence of judgment and action with respect to the voting of the proxy.

H.	Review of Proxy Voting Procedures

At least annually, each of Morgan Creek and the Board shall review this policy to determine its sufficiency and shall make and approve any changes that it deems necessary.

The Board of Trustees shall review and amend these procedures as they deem necessary and advisable.  In addition, Morgan Creek shall notify the Board promptly of material changes to its policies, procedures or other guidelines for voting proxies on behalf of the Company.

APPENDIX B

[REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM]

B-1

PART C:

OTHER INFORMATION

Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund")

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements of the Fund - see Appendix B.

(2)	Exhibits:

(a)(1)
Agreement and Declaration of Trust of the Fund is incorporated herein by reference to Exhibit (a)(1) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(a)(2)	Certificate of Trust is incorporated herein by reference to Exhibit (a)(2) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on August 27, 2010.

(b)	By-Laws is incorporated herein by reference to Exhibit (b) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on August 27, 2010.

(c)	Not applicable.

(d)	Refer to Exhibit (a)(1).

(e)	Form of Dividend Reinvestment Plan is incorporated herein by reference to Exhibit (e) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on September 12, 2011.

(f)	Not applicable.

(g)
Investment Management Agreement between the Fund, Global Equity Long/Short Master Fund and Morgan Creek Capital Management, LLC is incorporated herein by reference to Exhibit (g) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(h)(1)
Distribution Agreement between the Fund and Town Hall Capital, LLC is incorporated herein by reference to Exhibit (h) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(h)(2)
Amended and Restated Expense Limitation Agreement between the Fund and Morgan Creek Capital Management, LLC is incorporated herein by reference to Exhibit (h)(2) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on     , 2013.

(i)	Not applicable.

(j)
Master Custodian Agreement between the Fund and State Street Bank and Trust Company is incorporated herein by reference to Exhibit (j) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(k)(1)
Administration Agreement between the Fund and State Street Bank and Trust Company is incorporated herein by reference to Exhibit (k)(1) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(k)(2)
Transfer Agency and Service Agreement between the Fund, Global Equity Long/Short Master Fund, and State Street Bank and Trust Company is incorporated herein by reference to Exhibit (k)(2) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(k)(3)
Form of Analytics Reporting Services Agreement between the Fund, Global Equity Long/Short Master Fund, and State Street Bank and Trust Company is incorporated herein by reference to Exhibit (k)(3) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on September 12, 2011.

(k)(4)
Supplement to Transfer Agency and Service Agreement between the Fund, Global Equity Long/Short Master Fund, and State Street Bank and Trust Company is incorporated herein by reference to Exhibit (k)(4) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(k)(5)
Amended and Restated Expense Limitation Agreement between the Fund and Morgan Creek Capital Management, LLC is incorporated herein by reference to Exhibit (k)(5) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 30, 2012.

(l)(1)	Opinion of Seward & Kissel LLP is incorporated herein by reference to Exhibit (l) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on September 12, 2011.

(l)(2)	Consent of Seward & Kissel LLP filed herewith.

(m)	Not applicable.

(n)	Consent of independent registered public accounting firm to be filed by amendment.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)
Rule 17j-1 Code of Ethics of the Fund, Morgan Creek Global Equity Long/Short Fund, Morgan Creek Global Equity Long/Short Institutional Fund and its investment adviser, Morgan Creek Capital Management, LLC is incorporated herein by reference to Exhibit (r) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on September 12, 2011.

(Other)	Powers of Attorney dated October 4, 2010 is incorporated herein by reference to Exhibit (Other) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on June 10, 2013.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28.	Persons Controlled by or Under Common Control With Registrant

The Board of Trustees of the Registrant is the same as the board of other Morgan Creek funds, each of which has Morgan Creek Capital Management, LLC as its investment adviser. In addition, the officers of the Trust are substantially identical to those of the other Morgan Creek funds. Nonetheless, the Trust takes the position that it is not under common control with other Morgan Creek funds because the power residing in the respective boards and officers arises as a result of an official position with the respective funds.

Item 29.	Number of Holders of Securities

Record holders of shares: [___] (as of May 31, 2014).

Item 30.	Indemnification

ARTICLE V of the Registrant's Agreement and Declaration of Trust states as follows:

5.1
No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2	Mandatory Indemnification

5.2(a)
Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

5.2(b)
Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither "interested persons" of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

5.2(c)
The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

5.2(d)
The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of Shareholders or Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be entitled.

5.2(e)
Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.3	No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4
No Duty of Investigation; No Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.5
Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust's officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section 14 of the form of Investment Management Agreement between the Fund and Morgan Creek Capital Management, LLC states as follows:

(a)
Each Fund will indemnify the Advisor and any Advisor Affiliate, and each of their partners, members, directors, officers, and employees and any of their affiliated persons, executors, heirs, assigns, successors, or other legal representatives (each an "Indemnified Person") against any and all costs, losses, claims, damages, or liabilities, joint or several, including, without limitation, reasonable attorneys' fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person's duties in respect of the Fund, except those resulting from the willful misfeasance, bad faith or gross negligence of an Indemnified Person or the Indemnified Person's reckless disregard of such duties and, in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions unlawful (collectively, "disabling conduct"). Indemnification shall be made following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct; or (ii) a reasonable determination that the Indemnified Person is entitled to indemnification hereunder, provided that such determination is based upon a review of the facts and reached by (A) the vote of a majority of the Fund's Trustees who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Fund's Board, further provided that such counsel's determination be written and provided to the Board. A Fund shall advance to an Indemnified Person reasonable attorneys' fees and other costs and expenses incurred with respect to the Fund in connection with defense of any action or proceeding arising out of such performance or non-performance. The Advisor agrees, and each other Indemnified Person will be required to agree as a condition to any such advance from a Fund, that if one of the foregoing parties receives any such advance, the party will reimburse the Fund for such fees, costs, and expenses to the extent that it shall be determined that the party was not entitled to indemnification under this paragraph. The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law.(b)Notwithstanding any of the foregoing, the provisions of this section 14 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under federal securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited, or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this paragraph to the fullest extent permitted by law. The provisions of this paragraph shall survive the termination or cancellation of this Agreement.

Item 31.	Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Morgan Creek Capital Management LLC, the Registrant's investment adviser ("Advisor"), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Advisor in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-65690) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant, (2) the Registrant's Investment Adviser and Servicing Agent, (3) the Registrant's Custodian, and (4) the Registrant's Administrator. The address of each is as follows:

1.	Morgan Creek Global Equity Long/Short Institutional Fund
301 West Barbee Chapel Road, Suite 200
Chapel Hill, North Carolina 27517

2.	Morgan Creek Capital Management, LLC
301 West Barbee Chapel Road, Suite 200
Chapel Hill, North Carolina 27517

3.	State Street Bank and Trust Corporation
One Lincoln Street
Boston, Massachusetts 02111

4.	State Street Bank and Trust Corporation
One Lincoln Street
Boston, Massachusetts 02111

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.
That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.	To remove from registration by means of a post-effective amendment any of the Shares being registered which remain unsold at the termination of the offering.

d.
That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a Registration Statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill in the State of North Carolina on the 30th day of April, 2014.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

By:	/s/ Mark W. Yusko
Name:	Mark W. Yusko
Title:	Chairman, President and Trustee

Pursuant to the requirements of the 1933 Act, this Amendment to the Registrant's Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

		Signatures	Title	Date

(1)		Principal Executive Officer	Chairman & Trustee	April 30, 2014

	By:	/s/ Mark W. Yusko
Mark W. Yusko

(2)		Principal Financial Officer	Treasurer	April 30, 2014

	By:	/s/ Mark B. Vannoy
Mark B. Vannoy

(3)		Trustees

		/s/ William C. Blackman*	Trustee	April 30, 2014
William C. Blackman

		/s/ Michael Hennessy*	Trustee	April 30, 2014
Michael Hennessy

		/s/ Michael S. McDonald*	Trustee	April 30, 2014
Michael S. McDonald

		/s/ Sean S. Moghavem*	Trustee	April 30, 2014
Sean S. Moghavem

		*By /s/ Mark B. Vannoy		April 30, 2014
Mark B. Vannoy, pursuant to a Power of Attorney dated October 4, 2010.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

EXHIBIT INDEX

EXHIBIT NUMBER
(l)(2)	Consent of Seward & Kissel LLP